02060747

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Randstad Holding NV

*CURRENT ADDRESS: Diemermere 25
1112 TC Diemen
The Netherlands

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

**FORMER NAME: ____

**NEW ADDRESS: ____

FILE NO. 82- 14956 FISCAL YEAR ____

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE: 12/18/02

Appendix B

Articles of Association

TRANSLATION

DEFINITIONS:

Whenever in the present articles of association reference is made to the following definitions, they will be understood to mean everything evident from the following.

- Subsidiary:
  a. a legal entity in which the company or one or several of its subsidiaries, whether or not by virtue of an agreement with other parties entitled to vote, may exercise alone or jointly more than fifty per cent of the voting rights in the General Meeting;
  b. a legal entity of which the company or one or several of its subsidiaries is a member or shareholder and, whether or not by virtue of agreement with other parties entitled to vote, may appoint or dismiss alone or jointly more than fifty per cent of the managing directors or of the supervisory directors, also in case all parties entitled to vote will vote.

  A company acting under its own name in which the company or one or several subsidiaries as partner will be fully liable for the debts towards creditors will be equated with a subsidiary.

  For the application of the provisions laid down under a. and b.
  - the rights attached to the shares will not be allocated to the party holding the shares for account of other parties;
  - the rights attached to the shares will be allocated to the party for whose account the shares are held, in case said party will be competent to determine how the rights will be exercised or to procure the shares;
  - voting rights attached to pledged shares will be allocated to the pledgee, in case he will be allowed to determine how the rights will be exercised; however, in case the shares will have been pledged for a loan granted by the pledgee in the regular conduct of his business, the voting rights will only be allocated to him, in case he will have exercised said voting rights in his own interest.

  In the determination to what extent shareholders cast votes, are present or represented, or to what extent the share capital is provided or represented, shares for which it has been laid down in the law that no votes may be cast for them will be disregarded.
- Group company:
  A legal entity or company with which the company is associated in a group. A group is an economic unit in which legal entities and companies are associated as far as their organisation is concerned.
- Participation:
  1. The company will hold a participation in a legal entity, in case the company or one or several of its subsidiaries, alone or jointly for its own account will provide capital or will cause capital to be provided to said legal entity with the object to be permanently associated with said legal entity for the benefit of the company's own activity.
     In case one/fifth part or more of the issued capital is provided, the existence of a participation will be presumed.

2. The company will hold a participation in a company in case the company or a subsidiary:
   a. will be fully liable as a partner therein towards creditors for the debts; or
   b. is a partner therein in any other manner in order to be permanently associated with said company for the benefit of the company's own activity.

- Shares/Shareholders:
  Whenever in the present articles of association without further indication reference is made to shares and shareholders, this shall be understood to refer to all categories of shares, respectively to the holders thereof, unless the contrary will be evident from the context. Whenever in the present articles of association without further indication reference is made to preference shares, this shall be understood to refer to both preference A-shares and preference B-shares, unless the contrary will be evident from the context.
  For the application of the law and the articles of association, a particular series of shares will be regarded as a separate category of shares; the term shareholders will furthermore be understood to include the joint owners in the collective deposit mentioned in article 4, paragraph 8.
- Holders of depository receipts:
  Apart from the provisions laid down in article 6, paragraphs 4 and 7, the term holders of depository receipts in the present articles of association will only be understood to refer to holders of depository receipts of shares issued with the cooperation of the company, as well as the persons who will hold the rights of holders of depository receipts stated in article 5, paragraph 3 as a result of a right of usufruct or a right of lien having been created on a share.
- The Law: Volume 2 of the Civil Code.
- General Meeting:
  General Meeting of shareholders.
- Necigef: "Nederlandse Centraal Instituut voor Giraal Effectenverkeer B.V." (Netherlands Central Institute for Giro based Securities Transfer) in Amsterdam, the Central Institute in the sense of the Act on giro based securities transfer;
- Associated institution: an associated institution in the sense of the Act on giro based securities transfer;
- Joint owner: joint owner in the collective deposit as referred to in the Act on giro based securities transfer;
- Collective deposit: collective deposit in the sense of the Act on giro based securities transfer.

NAME AND REGISTERED OFFICE.

ARTICLE 1.

1. The company bears the name: **RANDSTAD HOLDING N.V.**
2. It has its registered office in Amsterdam. However, the company may also have business establishments elsewhere both in the Netherlands and abroad.

OBJECT.

ARTICLE 2.

The object of the company is:
The incorporation, acquisition and conduct of the management of enterprises, the acquisition and alienation of interests therein and the control as well as the financing thereof, as well as all acts directly or indirectly connected with the above, related or conducive thereto, everything in the broadest sense.

DURATION.
ARTICLE 3.
The company has been formed for an indefinite period.

CAPITAL.
ARTICLE 4.

1. Composition
The authorized capital amounts to fifty million euro (EUR 50,000,000.00), divided into two hundred million (200,000,000) ordinary shares of ten euro cents (EUR 0.10) nominal each, fifty thousand (50,000) preference A-shares of five hundred euro (EUR 500.00) nominal each and fifty million (50,000,000) preference B-shares of ten euro cents (EUR 0.10) nominal each, the latter subdivided into ten (10) series, numbered B-I up to and including B-X, each series consisting of 5 million (5,000,000) preference B-shares.
2. Issue of ordinary shares
a. Ordinary shares will exclusively be issued against full payment of the nominal amount, increased by a share premium, if any.
Ordinary shares will be issued by virtue of a resolution of the General Meeting.
b. In case it will have been announced what amount will be issued and only a smaller amount can be issued, this last-mentioned amount will only be issued in case this will have explicitly been laid down in the conditions of issue.
3. a. Apart from the provisions laid down under b., in case of ordinary shares being issued, every holder of ordinary shares will hold a pre-emptive right in proportion to the aggregate amount of his ordinary shares. However, he will not hold any pre-emptive right to ordinary shares that will be issued against a contribution other than in money. Neither will there be any pre-emptive right to shares that will be issued to employees of the company or of a group company.
b. The pre-emptive right may be restricted or excluded in a resolution of the General Meeting. The relative proposal shall elucidate the reasons for the proposal and the choice of the intended price of issue in writing.
c. The resolution of the General Meeting for restriction or exclusion of the pre-emptive right will require a majority of at least two/thirds of the votes cast, in case less than fifty per cent of the issued capital will be represented at the meeting.
d. In case of rights to take ordinary shares will be granted, the holders of ordinary shares will hold a pre-emptive right; the preceding paragraphs will be correspondingly applicable.
Shareholders will not hold a pre-emptive right to ordinary shares that will be issued to a party exercising an already previously acquired right to

take shares; the preceding paragraphs will be correspondingly applicable to the granting of such rights.

4. Issue of preference shares:

a. In case preference A-shares will be issued, at least one/fourth of the nominal amount shall be paid thereon. Subject to the approval of the Board of Supervisory Directors, the Board of Management will determine when and up to what amount further payment on preference A-shares not paid up shall be made. The Board of Management will notify the shareholders concerned thereof in writing at least thirty days prior to the date on which the payment shall be made at the latest.

b. Preference B-shares will only be issued against full payment of the nominal amount increased by any share premium. In case a share premium will be paid on the preference B-shares, a share premium reserve will be created therefrom for each series.

c. The provisions under 2b. will be correspondingly applicable in case preference shares will be issued.

d. 1. Each resolution for the issue of preference A-shares or for the granting of any right (of whatever name and whether or not said right is conditional or subject to a time limit) for the taking of such shares, will require the cooperation of the General Meeting, granted for the specific case, in case as a result of said issue an amount in preference shares would (possibly) come to be outstanding which amount would exceed the percentage applicable by virtue of the following provisions of the amount in outstanding ordinary shares, preference A-shares and preference B-shares; the percentage referred to hereinbefore amounts to:

a. 50%, in case shares are issued to a legal entity which will be deemed to be independent as defined in point 2.b.I.i. of the January 2000 version of the AEX Fund regulations;

b. 100%, in case shares are issued to a legal entity which will be deemed to be independent as defined in point 2.b.I.ii of the same regulations.

2. In case an issue or right as referred to hereinbefore will stay within the aforesaid limit – in case the relative resolution will have originated from a body other than the General Meeting – within four weeks after such an issue, respectively the granting of such a right, a general meeting of shareholders will be convened and held in which meeting the motives for the issue, respectively the granting of the right, will be explained.

3. In case the resolution for an issue as referred to hereinbefore will have originated from a body other than the General Meeting, a general meeting of shareholders will be held at the latest two years after the date on which preference A-shares will have been issued for the first time and a resolution will be put on the agenda for said general meeting of shareholders with respect to the purchase by the company and/or withdrawal of the preference A-shares.

In case the resolution referred to hereinbefore does not lead to

the purchase by the company and/or withdrawal of the preference shares as referred to hereinbefore, each time within two years after the preceding meeting, a general meeting of shareholders will be held for which meeting an item will each time be put on the agenda with respect to purchase by the company and/or withdrawal of the shares as referred to hereinbefore – and this so until preference A-shares will no longer be outstanding.

5. Capital reduction on preference shares:

a. In case of a resolution passed by the General Meeting on the proposal of the Board of Management for the reduction of the issued capital with repayment, all - or those drawn by lots before a civil law notary - preference shares belonging to each respective category, respectively series therein, may be withdrawn.
Partial repayment or exemption from the payment liability by way of implementation of a resolution for the reduction of the amount of the shares, which resolution may only passed by the General Meeting on a proposal of the Board of Management, may only be made with respect to preference shares belonging to each respective category, respectively series therein, on those shares, and in said case only in proportion on all shares.
The requirement of proportion may be deviated from by a unanimous vote of all holders of shares of the category concerned.

b. In case of preference shares being withdrawn, on the date of repayment, in addition to payment of the part of the nominal amount paid thereon, to the charge of the distributable part of the common equity, the following amounts will be paid:
1. an amount equal to the share premium paid on said shares;
2. the dividend made payable on said shares but not yet collected;
3. a distribution, to be calculated as much as possible in accordance with the provisions in article 27, paragraph 1, to be calculated on the period as of the date on which a distribution as referred to in article 27, paragraph 1 was lately made - or, in case the preference shares were issued after such a date: as of the date of issue - until the date of repayment.

6. Bearer shares or registered shares:
Ordinary shares will be registered shares or shares made out to bearer, at the discretion of the shareholder. Preference shares will be registered shares.
In case of registration for ordinary shares to be issued, the party who will acquire a right towards the company to an ordinary share, may send written notification within the period set by the company that he desires a registered share.
Without said notification, the holder will receive a right as laid down hereinafter for the issued share.

7. Global note
All issued ordinary bearer shares will be embodied in one share certificate.

8. The company will grant a party entitled a right in respect of on ordinary bearer share in that (a) Necigef will enable the company to (have) a share written up on the share certificate and (b) the party entitled will designate an associated

institution which will credit him as a joint owner accordingly in its collective deposit.

9. Without prejudice to the provisions in article 24, paragraph 6 of the present articles of association, the administration with respect to the share certificate is irrevocably entrusted to Necigef and Necigef will be irrevocably authorised on behalf of the party/parties entitled to effect everything that is necessary with respect to the relative shares, including the acceptance, delivery and cooperation to the writing-up on and the writing-down of the share certificate.

10. In case a joint owner of the associated institution wishes one or several ordinary bearer shares not exceeding a quantity for which he is joint owner to be handed over, (a) Necigef will enable the company to write down the ordinary shares (cause them to be written down) on the share certificate, (b) Necigef will deliver the ordinary shares to the party entitled in a deed, (c) the company will acknowledge the delivery, (d) the relative associated institution will accordingly debit the party entitled as a joint owner in its collective deposit and (e) the company will register the holder (cause him to be registered) in the register of holders of ordinary shares.

11. A holder of an ordinary registered share may at any time have this share made out to bearer in that (a) the party entitled will deliver said share to Necigef in a deed, (b) the company will acknowledge the delivery, (c) Necigef will enable the company to write up a share (cause it to be written up) on the share certificate, (d) an associated institution designated by the party entitled will accordingly credit the party entitled as a joint owner in its collective deposit and (e) the company will delete the name of the holder of the relative share from the register of holders of ordinary shares/ will cause his name to be deleted.

12. <u>Share registers</u>:
With respect to registered shares, the company will keep a register for all categories of shares separately, in which registers all such entries and annotations will be made, from which registers such extracts will be issued and which register as such will be available for perusal for those parties as prescribed by law. All registrations and annotations in the registers will be signed by a member of the Board of Management and by a member of the Board of Supervisory Directors; in case a delegated supervisory director will have been designated, he will sign as supervisory director.

13. <u>Share certificates</u>:
No share certificates will be issued for registered shares; the dividend on said shares will be paid against receipt.
In case registered shares form part of a collective deposit or a giro deposit in the sense of the Act on giro based securities transfer, they may be made out in the name of an associated institution, respectively the central institute, with the annotation that the shares form part of the collective deposit of securities of the relative category at the associated institution, respectively the giro deposit of securities of said category.

14. Ordinary shares may be handed over, unless the Board of Management will have decided otherwise in accordance with article 26 of the Act on giro based securities transfer.

15. <u>Issue of depository receipts</u>:
Subject to the approval of the Board of Supervisory Directors, the Board of

Management will be competent to cause the company to grant its cooperation to the issue of depository receipts of shares.

UNDIVIDED COMMUNITY OF PROPERTY RIGHT OF USUFRUCT RIGHT OF LIEN DEPOSITORY RECEIPTS.

ARTICLE 5.

1. In case one or several shares will form part of an undivided community of property, the joint parties entitled may only have themselves represented towards the company by one person to be designated by them in writing.
2. A right of usufruct may be created on shares.
   The shareholder will hold the voting right on the shares on which a right of usufruct has been created, except in case it will have been laid down at the creation of the right of usufruct that the voting right will accrue to the usufructuary.
3. The shareholder not holding the voting right and the usufructuary holding the voting right, (without prejudice to the provisions in article 6, paragraph 4) will hold the rights granted by law to the holders of depository receipts of shares issued with the cooperation of the company.
   The usufructuary not holding the voting right, will hold said rights in case it will not have been decided otherwise at the creation or the transfer of the right of usufruct.
4. A right of lien may be created on shares. Only the shareholder will hold the voting right on pledged shares. The pledgee will hold the rights referred to in the first sentence of the preceding paragraph of this article, unless he will have been deprived of said rights at the creation or the transfer of the right of lien.
   The company may only take company shares or depository receipts thereof in pledge, in case:
   a. the shares to be taken in pledge will have been paid up;
   b. the nominal amount of the company shares and depository receipts thereof to be taken in pledge and those already held or held in pledge will not exceed one/tenth of the issued capital, and
   c. the General Meeting will have approved the pledge agreement.

PURCHASE BY THE COMPANY OF COMPANY SHARES.

ARTICLE 6.

1. The company will not be competent to take company shares.
2. The company will only be competent - other than gratuitously or under a universal title - to acquire paid-up shares in its authorized capital for its own account in case:
   a. the common equity, reduced by the price of acquisition will not be smaller than the paid and claimed part of the capital, increased by the reserves which shall be kept by virtue of the law or the articles of association, and
   b. the nominal amount of the company shares to be acquired and of those already held or held in pledge, or those held by a subsidiary, jointly will not exceed one/tenth of the issued capital.

   Decisive for the requirement under a. will be the amount of the common equity in accordance with the balance sheet lately confirmed, reduced by the price of

acquisition for shares in the capital of the company, which the company and its subsidiaries owed after the date of the balance sheet. In case a financial year will have lapsed for more than six months without the annual account having been confirmed, the acquisition will not be permitted.

Except in the case of gratuitous acquisition of shares and in case of acquisition of shares in behalf of transfer to staff employed by the company or by a subsidiary, the Board of Management will require the authorisation of the General Meeting for the purchase of company shares. Said authorisation will be valid for a maximum period of eighteen months. In the authorisation the General meeting shall fix the number of shares that can be acquired, the manner in which they can be acquired and between what limits the price shall be.

3. Company shares will be alienated by virtue of a resolution of the Board of Management, which will require the previous relative approval of the Board of Supervisory Directors.

4. The company may not cast votes for shares which it holds itself or which are held by a subsidiary or on which they hold a right of usufruct; nor for shares of which one of them will hold the depository receipts. However, usufructuaries of shares which belong to the company and its subsidiaries will not be excluded from the voting right, in case the right of usufruct will have been created prior to the share belonging to the company or its subsidiary.

   The company may not derive any pre-emptive right in case of company shares being issued.

5. With a view to the taking or acquisition of shares in its capital or of depository receipts thereof by other parties, the company may not grant loans, grant security, issue a price guarantee, answer in any other manner or commit itself severally or otherwise beside or in behalf of other parties.

   Said prohibition will also apply to subsidiaries. The prohibition will not apply in case shares will be acquired by or for account of staff employed by the company or a subsidiary. Said shares shall be included in the Price List of a Stock Exchange.

6. A subsidiary may not take shares in the capital of the company for its own account or cause them to be taken. Subsidiaries may only acquire such shares for their own account or cause them to be acquired insofar as the company - other than gratuitously or under a universal title - may itself acquire shares in accordance with the above provisions.

7. The term "shares" in paragraphs 2, 3 and 6 of the present article will be understood to include depository receipts thereof.

TRANSFER OF PREFERENCE B-SHARES.

ARTICLE 7.

1. Transfer of preference B-shares will be subject to the approval of the Board of Management and the Board of Supervisory Directors. The provisions laid down in the preceding sentence will not be applicable in case and insofar as the holder by virtue of the law will be under the obligation to transfer one or several of his shares to a previous holder.

2. A request for approval will be lodged in writing to the Board of Management. Within three months after despatch of the request, the Board of Management

and the Board of Supervisory Directors shall have taken a decision.

3. Shares shall be transferred within one hundred days after the approval will have been granted by the Board of Management and the Board of Supervisory Directors.

4. Approval will be deemed to have been granted in case the Board of Management and the Board of Supervisory Directors will not have expressed themselves timely, as well as in case the Board of Management and the Board of Supervisory Directors will not simultaneously with the refusal of the approval have notified the petitioner of the name(s) of one or several prospective buyers, willing to purchase all the preference B-shares to which the request relates against payment in cash.

   The following will apply in case of transfer to a prospective buyer stated by the Board of Management and the Board of Supervisory Directors in case of their refusal of approval:

   a. The price will be fixed in mutual consultation by the petitioner and the prospective buyers accepted by him; failing agreement on the price within one month after designation of the prospective buyers, the price will be fixed by a register accountant to be appointed in mutual consultation by the petitioner and the prospective buyers and in case they will not reach agreement thereon within two months after the designation of the prospective buyers, to be designated at the request of the willing party by the Cantonal Court within whose district the company has its registered office by virtue of the articles of association. The expert will notify the petitioner and the prospective buyers in writing with respect to the outcome of his appraisal.

   b. Within one month after he will have been notified of the outcome of the appraisal, the petitioner shall state in writing whether he wishes to proceed to the transfer of his shares to the prospective buyers.

<u>MANAGEMENT AND SUPERVISION.</u>

<u>ARTICLE 8.</u>

1. The company will be managed by a Board of Management, consisting of one or several members, under the supervision of a Board of Supervisory Directors.
2. The Board of Supervisory Directors will fix the number of members of the Board of Management.
3. In case of one or several vacancies on the Board of Management, the Board of Management will continue to be competent.

<u>APPOINTMENT, DISMISSAL AND SUSPENSION OF THE MEMBERS OF THE BOARD OF MANAGEMENT AND THEIR REMUNERATION.</u>

<u>ARTICLE 9.</u>

1. The Board of Supervisory Directors will fix the remuneration of the managing directors and their further conditions of employment.
2. The appointment will be made by the General Meeting within three months after a vacancy having arisen.
3. The managing directors may at all times be suspended or dismissed by the General Meeting.
4. A member of the Board of Management will resign at the latest on the date on

which the annual General Meeting will be held in the year in which he will reach the age of sixty-five.

5. The Board of Supervisory Directors may at all times suspend a member of the Board of Management.
In case the General Meeting will then not have passed a resolution for dismissal within three months, the suspension will lapse.

POWER OF THE BOARD OF MANAGEMENT.
ARTICLE 10.

1. The Board of Management will be charged with the management of the company.
2. In case of designation of the Board of Management as referred to in article 96 of the law, the Board of Management will be competent without prior approval of the General Meeting, however, only after prior approval of the Board of Supervisory Directors, to enter into legal acts:
   a. relating to the taking of shares in the company, whereby special obligations will be imposed upon the company;
   b. involving the acquisition of shares in the company on an other basis then the one on which the participation in the company is open to the public;
   c. relating to contribution on shares in the company other than in money.
3. The Board of Supervisory Directors will decide on a division of tasks of the Board of Management, but only so after the Board of Management will have been granted the opportunity to make a relative proposal. The Board of Supervisory Directors will designate the chairman of the Board of Management.
4. The Board of Management will pass its resolutions by an absolute majority of votes cast in person in a meeting at which at least the chairman of the Board of Management will be present. The chairman of the Board of Management will be competent to cast the same number of votes as the number of members of the Board of Management present at the meeting.
Invalid votes and abstentions will be deemed not to have been cast.
In case there will be an equality of votes, the chairman of the Board of Supervisory Directors will be competent to decide.

REPRESENTATION.
ARTICLE 11.

1. Towards third parties the company will be represented by each member of the Board Management.
2. In case the company will hold an interest conflicting with that of one or several members of the Board of Management, the company will be represented at the relative act by the member of the Board of Supervisory Directors designated for this purpose by the Board.

ABSENCE OR INABILITY TO ATTEND.
ARTICLE 12.

1. In case of absence or inability to attend of one or several members of the Board of Management, the other members or the other member will temporarily be charged with the management of the company.
In case of absence or inability to attend with respect to the chairman of the

Board of Management, the Board of Supervisory Directors will be competent to appoint a temporary chairman from the remaining members of the Board of Management or otherwise.

2. In case of all members of the Board of Management being absent or unable to attend, the Board of Supervisory Directors will temporarily be charged with the management of the company, with the authority to temporarily entrust the management of the company to one or several persons from the Board or otherwise.

APPOINTMENT, SUSPENSION, DISMISSAL OF THE MEMBERS OF THE BOARD OF SUPERVISORY DIRECTORS AND THEIR REMUNERATION.

ARTICLE 13.

1. There will be a Board of Supervisory Directors, consisting of one or several supervisory directors.
2. The supervisory directors will be appointed and may be suspended or dismissed by the General Meeting; said meeting may grant supervisory directors a share in profit, a fixed remuneration, a reimbursement for expenses or an attendance fee.
3. The person who will have reached the age of seventy-two, cannot be appointed supervisory director.

RESIGNATION OF SUPERVISORY DIRECTORS.

ARTICLE 14.

A supervisory director will resign at the latest in the annual General Meeting, which will be held in the financial year in which he will reach the age of seventy-two.

SUPERVISION OF THE BOARD OF SUPERVISORY DIRECTORS.

ARTICLE 15.

1. The Board of Supervisory Directors will have the task to exercise the supervision of the policy of the Board of Management and of the general course of affairs in the company and the enterprise associated with it.
   The Board will assist the Board of Management by the rendering of advice. In the performance of their duties the supervisory directors will be guided by the interest of the company and its associated enterprise.
2. The Board of Supervisory Directors will have access to the premises of the company.
3. The Board of Supervisory Directors will be competent to peruse the accounting records and vouchers of the company.
4. The Board of Management will timely provide the Board of Supervisory Directors with all data required by the Board of Supervisory Directors or which will be necessary for the performance of its duties.

ACCOUNTANT.

ARTICLE 16.

In case the General Meeting will not have done so, the Board of Supervisory Directors shall grant an accountant as referred to in article 393 of the law the assignment to audit the annual account; the accountant will report with respect to his audit to the Board of Supervisory Directors and to the Board of Management, and will lay down the

result of his audit in a certificate. The Board of Supervisory Directors will be competent to withdraw the assignment granted to the accountant appointed by the Board. In case there is no Board of Supervisory Directors or in case the Board will fail to make the appointment, the Board of Management will be competent to grant the assignment. The designation of an accountant will not be restricted by any nomination whatsoever; the assignment may at all times be withdrawn by the General Meeting and by the party who will have granted it; the assignment granted by the Board of Management may moreover be withdrawn by the Board of Supervisory Directors.
The annual account cannot be confirmed in case the body competent for said purpose will not have been able to take cognizance of the certificate of the accountant, unless the audit certificate will be lacking and the reason as to why it is lacking will have been stated.

<u>MEETINGS OF THE BOARD OF SUPERVISORY DIRECTORS.</u>
<u>ARTICLE 17.</u>

1. The Board of Supervisory Directors will elect a chairman from its number, who will hold the title Chairman of the Board of Supervisory Directors, and, in case this will be deemed desirable, a delegated member, who will be charged with the day-to-day supervision of the Board of Management.
   In case of the chairman being unable to attend a meeting of the Board of Supervisory Directors, the meeting itself will designate its chairman.
   The Board of Supervisory Directors will elect a secretary from its number of otherwise.
2. The Board of Supervisory Directors will hold a meeting whenever this will be deemed necessary by the chairman or two other supervisory directors.
   If so requested, the members of the Board of Management shall attend the meetings of the Board of Supervisory Directors and provide the necessary data there.
3. Minutes will be kept of the proceedings at the meetings of the Board of Supervisory Directors by the secretary or, in case of his inability to attend, by one of the other persons present, designated for this purpose by the chairman.
   After having been approved by the Board of Supervisory Directors, the minutes will be signed by the parties who will act as chairman and secretary at the meeting in which the approval will have been granted.
4. The Board of Supervisory Directors will pass resolutions by an absolute majority of votes cast; invalid votes and abstentions will be deemed as votes not cast.
   In case of an equality of votes, the proposal will be deemed to have been rejected.
5. The Board of Supervisory Directors may only pass valid resolutions, in case the majority of the members holding office of the Board of Supervisory Directors will be present or represented at the meeting.
   A member of the board of Supervisory Directors may have himself represented by a co-member of the Board of Supervisory Directors in a written power of attorney, including a power of attorney granted by telefax, telegram or telex.
   A member of the Board of Supervisory Directors may cast not more than a total of two votes for himself and as authorised agent.
6. The Board of Supervisory Directors may pass a resolution in writing without a

meeting being held (including telefax, telegram and telex messages), in case the proposal will have been put before all members of the Board and all of them will have consented to said manner of passing resolutions.
A report will be drawn up by the secretary of a resolution thus passed, which report will be co-signed by the chairman and which will be read out in the next meeting of the Board of Supervisory Directors.

7. The Board of Supervisory directors will be competent to grant a delegated member a compensation to the charge of the company in addition to what he will be entitled to as member of the Board of Supervisory Directors.
8. The Board of Supervisory Directors will be competent to draw up rules and regulations for the Board of Supervisory Directors.

GENERAL MEETINGS OF SHAREHOLDERS.
ARTICLE 18.

1. Annually, at the latest in the month of June, a General Meeting will be held.
2. The agenda of said meeting will i.a. state the following subjects for consideration:
   a. the annual report of the Board of Management;
   b. confirmation of the balance sheet and the profit and loss account and the explanatory memorandum;
   c. discharge from liability of the members of the Board of Management/ of the Board of Supervisory Directors with respect to the year under review;
   d. appropriation of the profit with due observance of the provisions in article 27;
   e. filling any vacancies which have arisen;
   f. additional proposals raised by the Board of Management or the Board of Supervisory Directors and announced with due observance of the provisions of the present articles of association;
   g. the subjects stated in detail which shareholders and holders of depository receipts, jointly at least representing one/hundredth part of the issued capital, at the latest thirty days prior to the meeting, will have requested the Board of Management or the chairman of the Board of Supervisory Directors in writing to be considered in the annual meeting and with respect to which at the latest prior to the start of the meeting, the Board of Management and the Board of Supervisory Directors will not have notified the chairman of the meeting that in their opinion important interests of the company oppose the inclusion of said subjects in the agenda.

ARTICLE 19.

1. General meetings will furthermore be held whenever deemed desirable by the Board of Management or the Board of Supervisory Directors.
2. Shareholders, jointly representing at least one/tenth of the issued authorized capital, may express their desire for a General Meeting to be convened in writing to the Board of Management and to the Board of Supervisory Directors with additional detailed statement of the subjects they wish to be considered.
   In case neither the Board of Management nor the Board of Supervisory Directors will act upon said request in such a manner that the General Meeting

can be held within six weeks after the request, the petitioner, respectively the petitioners may be authorised by the President of the District Court in Amsterdam to convene the meeting himself/themselves.

3. For the application of the provisions in the preceding paragraph, holders of depository receipts will be equated with shareholders.
4. In case the entire issued capital will be represented at a General Meeting, valid resolutions may be passed with respect to all subjects brought up for consideration, provided this will be done unanimously, even though the regulations prescribed by the law or articles of association for the convening and holding of meetings will not have been observed.

ARTICLE 20.

1. The General Meetings will be convened by or on behalf of the Board of Management or the Board of Supervisory Directors.
2. The period for convening will be at least a fortnight, disregarding the date of the convening notice and the day of the meeting.
3. The convening notice will state the subjects to be considered or reference will be made therein to the agenda, which will be available for perusal by shareholders and holders of depository receipts at the office of the company as well as in Amsterdam and may be obtained there by shareholders and holders of depository receipts free of charge.
4. The Board of Management will be authorised for an indefinite period to determine in the convening notice for a meeting that for the application of article 24, paragraph 1 and paragraph 3 second sentence, the parties entitled to vote or to attend the meeting will be deemed to be those who, at a time to be fixed thereby – not to be fixed earlier than on the seventh day prior to the date of the meeting – hold rights and have been registered as such in a register designated by the Board of Management, irrespective of those who at the time of the General Meeting of Shareholders are the parties entitled to the shares or depository receipts.

   Aforesaid time as well as the manner in which the parties entitled to vote or entitled to attend the meeting may have themselves registered and the manner in which they can exercise their rights will then be stated in the convening notice.
5. The shareholders and holders of depository receipts will be called to attend the meeting by means of advertisements to be placed in two widely circulating newspapers in the Netherlands, as well as in the Official Price List of the Stock Exchange Association, in said Price List in case the shares in the company will have been allowed to be listed at the Amsterdam Stock Exchange, as well as in the manner furthermore ordered in the law.
5. Holders of registered shares will be called to attend by means of letters sent to the addresses of the shareholders stated in the share register, apart from this with due observance of the provisions in paragraph 3.

ARTICLE 21.

The General Meetings will be held in the place where the company has its registered office by virtue of the articles of association or at Diemen.

ARTICLE 22.

1. The General Meeting will be presided over by the Chairman of the Board of Supervisory Directors or, in case of his absence, by an other member of the Board of Supervisory Directors, designated for this purpose by the members of the Board present in mutual consultation.
   However, the Board of Supervisory Directors will invariably be competent in mutual consultation to designate a person other than from its number to act as chairman of the meeting.
2. In case all members of the Board of Supervisory Directors will be absent and/or fail and the Board of Supervisory Directors will not have designated a person other than from its number as chairman, the meeting itself will designate its chairman, subject to the proviso that for as long as said designation will not have been made, a member of the Board of Management will act as chairman, designated for this purpose by the members of the Board of Management present in mutual consultation.

ARTICLE 23.

1. Unless, at the request of the party who will have convened the meeting, a notarial record of the meeting will be drawn up - minutes will be kept of the proceedings by the person designated for this purpose by the chairman of the meeting, which minutes will be confirmed by the chairman and in evidence thereof will be signed by the chairman and the person who will have kept the minutes.
2. In case a notarial record of the proceedings of the meeting will be drawn up, the signing thereof by the chairman will suffice.

ARTICLE 24.

1. Every shareholder and holder of depository receipts will be competent to attend the General Meeting and to address the meeting.
2. In order to be able to exercise the powers defined in paragraph 1, shareholders as far as their registered shares are concerned shall notify the Board of Management in writing of their intention to attend the meeting at the latest on the seventh day prior to the date of the meeting; the same will apply to holders of depository receipts of registered shares.
   The provisions laid down in paragraph 6 will be applicable to holders of ordinary bearer shares.
3. All shareholders, holders of depository receipts or their representatives shall sign the attendance-list at the request of the chairman of the meeting.
   Shareholders and holders of depository receipts may have themselves represented by means of a written warrant of attorney, provided the warrant of attorney will have been deposited at the latest at the time and at the place as stated in the convening notice.
4. Each ordinary share will carry the right to cast one vote. Each preference share will carry the right to cast such number of votes as will correspond with the number of times that the amount of an ordinary share is included in the amount of a preference share.
5. Valid votes may be cast for the shares of those who, on other grounds than as shareholders of the company as a result of the resolution to be passed, would

be granted any right towards the company or who would be released from any obligation towards it as a result thereof.

6. As far as the voting right and/or the right to attend the meeting is concerned, the company will also regard as shareholder the party mentioned in a written statement of an associated institution to the effect that the number of ordinary bearer shares mentioned in said statement forms part of its collective deposit and that the person mentioned in the statement is a joint owner in its collective deposit for the stated number of ordinary bearer shares and will continue to remain until after the meeting, provided the relative statement will have been deposited at the office of the company at the latest on the fourth day prior to the date of the meeting.
The provisions laid down in the preceding sentence will be correspondingly applicable to holders of depository receipts with respect to one or several ordinary bearer shares.

ARTICLE 25.

1. The chairman of the meeting will fix the number of votes to which each of the shareholders present or their representatives will be entitled and how many votes will have been cast in favour and against a proposal.
2. Insofar as not laid down otherwise in the law or the articles of association; all resolutions will be passed by an absolute majority of the votes cast.
Invalid votes and abstentions will be deemed not to have been cast,
3. In case in the appointment of persons, other than as a result of an equality of votes, no person will have obtained the absolute majority, a re-ballot will be held.
In case the same situation will present itself, re-ballots will be held until the absolute majority will be obtained by one person or a ballot will have been held between two persons and the votes will be equally divided; in the subsequent re-ballots, votes will be cast among the persons for whom votes were cast in the preceding ballots, with the exception of the person(s) for whom at the ballot immediately preceding, the smallest number of votes will have been cast. In case said last-mentioned situation will present itself with respect to more than one person, lots will be drawn to decide for which of them votes may no longer be cast in the next ballot.
In case ultimately, after a re-ballot between the two finally remaining persons, the votes will be equally divided, the chairman will decide which of them will be appointed.
In all cases of equalities of votes, not relating to the appointment of persons, no resolution will have been passed.
4. Votes on election, appointment, dismissal or suspension of persons will be cast in writing by unsigned ballot-papers.
Other votes will be cast orally.
The passing of resolutions by acclamation instead of by casting votes will be possible, in case none of the persons present and entitled to vote will oppose this.
5. In all disputes with respect to the passing of resolutions, not provided for in the articles of association, the chairman will decide.

FINANCIAL YEAR, BALANCE SHEET AND PROFIT AND LOSS ACCOUNT.

ARTICLE 26.

1. The financial year will coincide with the calendar year.
2. The balance sheet with the profit and loss account and the explanatory memorandum as annex to said documents, jointly called the annual account will be compiled by the Board of Management and will, together with the annual report be sent to the Board of Supervisory Directors for consideration and will be submitted to the General Meeting each year within five months after the end of a financial year. The General Meeting will be competent, on the ground of special circumstances, to extend the period of five months with a period not exceeding six months.
3. The annual account will be signed by all members of the Board of Management and all supervisory directors; in case the signature(s) of one or several of them should be lacking, the reason thereof will be stated.
4. The annual account, the annual report and the data which shall be added thereto by virtue of article 392, paragraph 1 of the law, will be available for perusal by shareholders and holders of depository receipts at the office of the company as of the date of the convening notice for the meeting destined for the consideration of the annual account.
   Every shareholder and every holder of depository receipts may gratuitously obtain full copies of aforesaid documents at the office of the company and in Amsterdam; third parties may obtain them at a price not exceeding cost.
5. The annual account cannot be confirmed in case the law will prescribe the appointment of a register accountant and the body competent to confirm the annual account has not been able to take cognizance of the audit certificate which shall have been added to the annual account.

ARTICLE 27.

1. Any such amounts from the profit will be allocated to reserves as will be fixed by the Board of Management with the approval of the Board of Supervisory Directors. As far as possible, to the charge of the profit then left – hereinafter also to be called the total profit:
   a. a dividend will first be distributed to the holders of preference A-shares on the amount paid on said shares, of which the percentage will be equal to the average of the statutory interest – in case of an intermediate change the respective percentages - weighed on the basis of the number of days to which said rates are applicable, during the financial year on which the distribution will be made, which percentage will be increased by a surcharge fixed by the Board of Management subject to the approval of the Board of Supervisory Directors amounting to a maximum of three per cent (3%). In case of issue during the relative financial year, the calculation will be made on the basis of time and only the statutory interest as of the moment of issue will be taken into consideration for the application of the provisions in the first sentence.
      In case in any year the profit distribution on preference A-shares cannot be made or can only be made partially, the overdue dividend on the shares will be distributed in the subsequent years before any other dividend distribution will be made.

b. 1. a dividend will subsequently be distributed per series to holders of preference B-shares, equal to the basic percentage to be mentioned under 2 of the sum of the nominal amount and the amount in share premium which was paid upon the first issue of the shares of said series, which percentage will be increased upon said issue by a surcharge, fixed by the Board of Management subject to approval of the Board of Supervisory Directors, of a maximum of one hundred and thirty-five basic points.

2. The basic percentage referred to under b.1., will be the arithmetic average of the effective yield on the state loans to the charge of the State of the Netherlands with a (remaining) term of six to seven years, subject to the proviso that the aforesaid average will be calculated on the last five (5) Stock Exchange days prior to the date as of which the dividend percentage will be fixed. In case the effective yield on said state loans will not have been fixed by the Central Bureau of Statistics or will not have been published in the Official Price List at the time of the calculation of the basic percentage, instead of aforesaid state loans, the state loans to the charge of the State of the Netherlands will be taken with a (remaining) term as closely as possible approaching a remaining term of six to seven years, of which the effective yield at the time of the calculation of the dividend percentage has been fixed by the Central Bureau of Statistics and published as stated hereinbefore, with a maximum (remaining) term of seven years; for the first time on the date that the preference B-shares (of a series) have been outstanding for seven years and subsequently each period of seven years after this, the basic percentage of the preference B-shares (of the series concerned) will be adjusted to the yield then effective of the state loans referred to in the above-mentioned provisions, calculated in the manner as stated hereinbefore, subject to the proviso that the aforesaid average will be calculated on the last five (5) Stock Exchange days prior to the date as of which the dividend percentage will be adjusted, increased by a surcharge fixed by the Board of Management subject to the approval of the Board of Supervisory Directors - which will then replace the surcharge in accordance with b.1. - of a maximum of one hundred and thirty-five basic points (135), dependent on the then current market conditions, which surcharge may be different for each series and moreover may only be fixed with approval of the meeting of shareholders of the preference shares concerned, respectively the series concerned. For as long as the approval of the fixation of the adjusted surcharge in accordance with the prêceding sentence will not have been granted by the meeting of shareholders of the category concerned, respectively the series concerned, the surcharge continuing to be applicable will be the one fixed upon issue of the shares concerned in accordance with the provisions

laid down hereinbefore under b.1.
In case the dividend percentage will have been adjusted in the course of a financial year, the percentage applicable prior to said adjustment will apply to the calculation of the dividend on said financial year until the date of the adjustment and the adjusted percentage as of said date.

3. In case and insofar as the profit will not be sufficient in order to fully make the distribution referred to hereinbefore on preference B-shares, the deficit will be distributed to the charge of the freely distributable reserves, with the exception of the share premium reserves referred to in article 4, paragraph 4 under b.
In case and insofar as the distribution referred to here can neither be made as stated hereinbefore to the charge of the reserves referred to in the preceding sentence, to the charge of the profit realised in the subsequent years after allocation to reserves and reduction of the amounts accruing to holders of preference A-shares in accordance with the above provisions, such distribution will first be made to the holders of preference B-shares that the deficit will have been fully wiped off before the provisions laid down hereinbefore can be applied.

4. In case the amount paid on preference B-shares of a particular series will have been reduced during the financial year on which the distribution referred to hereinbefore will be made, the distribution will be reduced by an amount equal to the percentage of the amount of reduction referred to hereinbefore, calculated as of the time of said reduction.

5. In case the profit on a financial year will be fixed and one or several preference B-shares will have been withdrawn with repayment during said financial year, the persons who, as evident from the register of shareholders, were holders of said preference B-shares at the time of aforesaid withdrawal, will be entitled to distribution of profit as defined hereinbefore. The profit possibly distributed to the said holder of preference B-shares will be equal to the amount of the distribution to which he would be entitled on the ground of the provisions in the present paragraph, in case he would still have been holder of the preference B-shares referred to hereinbefore at the time of the appropriation of the profit, calculated on the basis of time on the period during which he was holder of said preference B-shares during the financial year referred to, which distribution will be reduced by any interim dividends paid.

6. In case preference B-shares will have been issued in the course of any financial year, the dividend on the shares concerned for said financial year will be reduced proportionately until the first day of issue.

2. The balance then remaining will be available to the General Meeting, subject to the proviso that no further distribution will be made on preference shares, nor will any amounts be reserved for this purpose.

3. The company may only make distributions to shareholders to the charge of the profit susceptible to distribution insofar as its common equity will exceed the amount of the paid and claimed part of the capital increased by the reserves which shall be kept by virtue of the law.

4. Subject to the approval of the Board of Supervisory Directors, the Board of Management may pass a resolution for distribution of an interim dividend to the charge of the dividend expected on the relative financial year, in case the requirement of the preceding paragraph will have been fulfilled as will be evident from an interim specification of equity.

   Said specification of equity will relate to the position of the equity at the earliest on the first day of the third month prior to the month in which the resolution for distribution will be announced. It will be drawn up with due observance of the valuation methods deemed acceptable in society. The specification of equity will include the amounts to be allocated to the reserves by virtue of the law. It will be signed by the members of the Board of Management; in case the signature(s) of one or several of them should be lacking, the reason thereof will be stated. The company will deposit the specification of equity at the office of the Trade Register within eight days after the date on which the resolution for distribution will be announced.

   A resolution for distribution of an interim dividend may be limited to a distribution of an interim dividend exclusively to shareholders of a particular category, without prejudice to the rights of shareholders of other categories.

5. Subject to approval of the Board of Supervisory Directors, the General Meeting may pass a resolution that the distribution of dividend will not be made or will not entirely be made in cash but entirely or partly in the form of shares in the company.

6. Resolutions for the complete or partial cancellation of reserves as stated in paragraph 1 of the present article may only be passed by the General Meeting on a proposal of the Board of Management approved by the Board of Supervisory Directors.

   Resolutions of the General Meeting for the complete or partial cancellation of a share premium reserve as stated in article 4, paragraph 4, under b., will require the prior approval of the meeting of holders of shares of the category concerned, respectively series therein, without prejudice to the provisions in article 4, paragraph 5, under b.1.

   Exclusively holders of ordinary shares will be entitled to distributions to the charge of allocations to reserves other than those mentioned in the preceding sentence, however, without prejudice to the amounts that would accrue to holders of preference B-shares in accordance with the provisions in article 27, paragraph 1, b.3. and article 32, paragraph 5.

7. Dividend will be payable as soon as possible after it will have been fixed; the Board of Management will announce this in the manner as laid down in article 28.

8. Claims for distributions to shareholders by virtue of the provisions laid down hereinbefore in the present article will cease to exist as a result of a period of five years having lapsed, to be counted as of the date on which the distribution became payable.

ARTICLE 28.

All notifications to shareholders and holders of depository receipts will be given in the manner as laid down in article 20, paragraphs 5 and 6, in view of the convening notice referred to there.

MEETINGS OF HOLDERS OF SHARES OF A PARTICULAR CATEGORY, RESPECTIVELY A PARTICULAR SERIES THEREIN.

ARTICLE 29.

A meeting of holders of shares of a particular category, respectively a particular series therein, will be held whenever a relative resolution will be passed by the Board of Management or the Board of Supervisory Directors or a resolution of such a meeting will be required by virtue of the articles of association.

Insofar as not laid down otherwise in the present article and in the following article, the provisions of articles 19 up and to and including 25 will be correspondingly applicable to this kind of meetings.

MEETINGS OF HOLDERS OF PREFERENCE SHARES OR PREFERENCE SHARES OF A PARTICULAR CATEGORY.

ARTICLE 30.

1. The convening notices to holders of preference shares and holders of preference shares of a particular category, respectively series therein, and to holders of depository receipts of said shares will be sent to the addresses of the shareholders concerned as stated in the register of shareholders, respectively as stated to the company by the Administration Office concerned on the basis of the registers of holders of depository receipts. The period for sending the convening notices will be at least a fortnight, disregarding the date of the convening notice and the day of the meeting.
2. Every shareholder will be entitled to one vote in the meeting concerned. The shareholders may also pass resolutions without a meeting being held, provided all holders of shares of the category concerned, respectively series therein, as well as all the holders of depository receipts will have expressed themselves to be in favour of the relative proposal.

AMENDMENT OF THE ARTICLES OF ASSOCIATION AND DISSOLUTION; LIQUIDATION.

ARTICLE 31.

Whenever a proposal for he amendment of the articles of association or for dissolution of the company will be made to a General Meeting, this shall invariably be stated in the convening notice for said meeting itself, and, in case it will concern an amendment of the articles of association, a copy of he proposal, containing the verbatim text of the proposed amendment, shall simultaneously be deposited at the office of the company as well as in Amsterdam for perusal by every shareholder and holder of depository receipts until the end of the meeting; copies will also be available there free of charge.

Copies of the proposal will gratuitously be provided to shareholders and holders of depository receipts at their request.

An amendment of the articles of association involving changes to the special rights accruing to the holders of preference shares, respectively series therein, will require the approval of the meeting of holders of preference shares, respectively series

therein, concerned.

ARTICLE 32.

1. In case of dissolution of the company by virtue of a resolution of the General Meeting, the Board of Management will be charged with the liquidation of the affairs of the company and the Board of Supervisory Directors with the relative supervision.
2. The General Meeting will fix the remuneration of the liquidators and of the members of the Board of Supervisory Directors charged with the supervision of the liquidation.
3. During the liquidation the provisions of the articles of association will continue to be effective as far as possible, subject to the proviso that the provisions laid down with respect to the Board of Management will be applicable to the liquidators.
4. After the end of the liquidation the liquidators will render account in a General Meeting without prejudice to their obligation to observe the regulations prescribed by the Law. The approval of said rendering of account by the General Meeting will constitute discharge from liability to the liquidators and the members of the Board of Supervisory Directors, without prejudice to the provisions laid down in article 173 of the law.
5. The balance remaining (hereinafter: "the balance") of the equity of the company after payment of the creditors will be distributed to shareholders in the following manner:
   a. The holders of preference A-shares will first be paid from the balance the amount paid on their shares, to be reduced by the amount which, in the mean time, will possibly have been paid back on the shares concerned, as well as an amount still due on the preference A-shares in accordance with article 27, paragraph 1. In case the balance will not be sufficient, a reduction will be made in proportion to the distribution of each of them in case the balance would have been sufficient.
   b. Subsequently the following will be paid to the holders of preference B-shares:
      1. the nominal amount paid on their preference B-shares;
      2. the share premium paid on said shares;
      3. the amount still due on the preference B-shares in accordance with article 27, paragraph 1.b.3;
      4. an amount equal to the percentage referred to in article 27, paragraph 1.b.2, and/or as adjusted as stated there, calculated of the nominal amount increased by the share premium paid thereon upon issue, calculated on the period commencing on the first day of the last fully expired financial year prior to the year of dissolution and ending on the date of the distribution, to be reduced by the amount possibly paid on the shares concerned in the mean time.

      In case the balance will be insufficient after application of the provisions laid down under A, a reduction will be made in proportion to the distribution for each holder of preference B-shares in case the balance would have been sufficient.

c. The balance remaining will be divided among the holders of ordinary shares in proportion to each of their holdings of said shares.

TRANSITIONAL PROVISIONS

ARTICLE 33.

As a result of the amendment of the articles of association of the thirtieth of October nineteen hundred and ninety-eight, the fifty thousand (50,000) preference shares forming part of the authorized capital have become an equal number of preference A-shares.

ARTICLE 34.

The articles of the articles of association and their paragraphs - and the references made to articles or paragraphs in the articles of association included in aforesaid articles and paragraphs of the articles of association - of the present articles of association, in connection with the addition of articles and paragraphs with the amendment of the articles of association of the thirtieth of October nineteen hundred and ninety-eight, will be renumbered by application in the consecutive text to be drawn up with due observance of the present amendment of the articles of association.

ARTICLE 35.

I. (Conversion of the nominal value of shares)

As at the time of the realisation of the amendment of the articles of association of two thousand and one, each issued ordinary share of twenty cents (NLG 0.20) will be converted into an ordinary share of ten euro cents (EUR 0.10), as a result of which the issued capital in ordinary shares at aforesaid moment will amount to eleven million five hundred and sixty-one thousand nine hundred and four Euro and eighty euro cents (EUR 11,561,904.80) and each preference share of twenty cents (NLG 0.20) will be converted into a preference B-share of ten euro cents (EUR 0.10), as a result of which the issued capital in preference B-shares at said moment will amount to two million five hundred and twenty-thousand Euro (EUR 2,520,000.00); and the aggregate issued capital at aforesaid moment will amount to fourteen million eighty-one thousand nine hundred and four Euro and eighty euro cents (EUR 14,081,904.80). With the conversion an additional payment on the issued ordinary shares and on the issued preference B-shares of an amount of two and three hundred and seventy-one/ten thousandths cent per share will be made to the charge of the premium reserve of the relative shares (The aggregate additional payment will consequently amount to two million eight hundred and sixty-eight thousand six hundred and twenty-four guilders and eighty-two cents (NLG 2,868,624.82).

II. (Conversion of bearer share certificates)

1. The nominal amount of the ordinary bearer shares, outstanding on the first of June two thousand and one, will be written up on the share certificate referred to in article 4, paragraph 7 of the articles of association against surrender of the share certificates (CF documents) with the accompanying simplified dividend sheets.

   Rights to dividend and other distributions attached to bearer shares, outstanding on the first of June two thousand and one, may only be

exercised after the first of September two thousand and one if the relative bearer shares will have been surrendered in accordance with the provisions laid down hereinbefore in the present paragraph and the company will have been compensated for the cost of such conversion.

2. With respect to the documents to be surrendered referred to under II that have got lost or that are missing, the Board of Management, with the approval of the Board of Supervisory Directors, will be competent to allow that the relative shares will nevertheless be written up in accordance with paragraph 1 of the present article.

3. The registration will render the original documents null and void towards the company.

Appendix B

2002 Press Releases

Third quarter results 2002: Operational performance further strengthened

Randstad Holding sells 14 office buildings

06 Aug, 2002	Second quarter results 2002: Randstad Holding moving in the right direction
19 Jun, 2002	Remuneration executive board
07 Jun, 2002	Tempo-Team acquires JMW
02 May, 2002	First quarter results 2002 Randstad Holding nv
26 Feb, 2002	Annual figures 2001 Randstad Holding nv

randstad holding

Third quarter results 2002: Operational performance further strengthened

Highlights Q3 2002

- Operating profit € 40.9 million and EPS € 0.20
- Organic revenue development continued to improve
- In North America organic growth up to 5% (-15% in Q1 and -2% in Q2 2002)
- Cost base further reduced through incremental cost savings quarter by quarter
- Days Sales Outstanding improvement of 4 days, resulting in significant reduction of net debt
- EPS full year at least € 0.40

Financial summary

In millions of €	Q3 2002	Q3 2001	ytd 2002	ytd 2001
Revenue from continuing operations	1,445.7	1,507.5	4,075.9	4,392.9
Operating profit from continuing operations	40.9	43.8	67.7	86.6
Net income from ordinary operations	25.7	22.8	37.9	39.3
In €				
Earnings per ordinary share from ordinary operations	0.20	0.18	0.27	0.28

" We remain cautious about developments in the market. We see signs of recovery, but not yet across all markets," says Ben Noteboom, acting CEO Randstad Holding. "Operational performance has improved, and focus and back to basics are paying off. We are well prepared to react to different economic conditions. The cost basis has been further reduced, whilst maintaining our infra structure. The organization has gained strength in difficult market circumstances and is looking with confidence towards the future."

Third quarter results 2002

Overall markets remained challenging in Q3. Revenue from continuing operations decreased by 4.1% in the reporting currency and by 2.2% on a constant currency basis compared to Q3 2001. In almost all Group companies the rate of decline in revenue improved compared to Q2 2002, whereas the revenue decline of Randstad Germany has bottomed out.

The gross margin decreased to 21.3% compared to 22.6% in Q3 2001. Typically, the first phase of a recovery trend is accompanied by a mix change towards both larger clients and light manufacturing revenue with on average a lower gross margin. Permanent placement fees as a percentage of total revenue have continued to decline slightly. These mix effects depressed the gross margin. To some extent, the margin decline is also a

reflection of competitive market conditions.

Indirect costs totaled € 267.1 million. The improvement of 10% (€ 30.6 million) compared to Q3 last year stems from incremental cost savings within all Group companies. Operating profit from continuing operations amounted to € 40.9 million, a decline of 6.6% compared to Q3 2001.

The measures taken to lower Days Sales Outstanding (DSO), to a target level of 52 days per the end of 2002, are starting to pay off. Compared to Q2 2002 the average DSO in Q3 has decreased by 4 days, leading to a moving average of 55½ days (Q2 2002: 57 days).

Results for the first three quarters

In the first three quarters revenue from continuing operations decreased by 7.2% in comparison to the same period last year (Q1: -11%, Q2: -7%, Q3: -4%). The organic decline amounted to 7%, due to the neutralization of the acquisition effect (a positive 1%) by a negative impact of the appreciation of the euro.

The operating profit from continuing operations totaled € 67.7 million, a decline of 21.7% compared to last year. Net income from ordinary operations amounted to € 37.9 million, almost the same level as last year (€ 38.3 million). The net debt amounted to € 344.9 million, a decline of € 127.3 million compared to last year, resulting in lower net financial expenses. The impact of non-consolidated participations was negligible (a negative € 0.2 million compared to a negative € 6.1 million in the same period in 2001).

Cash flow from operations amounted to € 106.6 million (same period 2001: € 123.9 million). Net investments in tangible fixed assets were € 14.4 million, substantially below the level of last year (€ 85.3 million) and below depreciation (€ 49.4 million). A free cash flow of € 91.2 million resulted, an improvement compared to the free cash flow generated last year which amounted to € 38.6 (corrected for the cash impact of the net disposal of group companies).

Results by segment

Randstad companies, Europe

In Q3, revenue decreased by 5.6% to € 810.5 million (Q3 2001: € 858.7 million). In Q2 the rate of decline in revenue amounted to 8.8%. This gradual improvement has been realized in all Randstad companies Europe, except for Germany. In the more mature European markets, both Randstad Belgium and Randstad Denmark achieved a modest increase in revenue. In upcoming markets such as Portugal and Italy sharp revenue increases were realized.

The overall gross margin was 22.0% (Q3 2001: 22.7%), this decline can primarily be attributed to changes in revenue mix. Idle time was further reduced in Germany. In the course of the year a better mix of flex worker

contracts was achieved. Unlimited and limited duration contracts are in balance, resulting in a significant improvement in the risk profile in Germany.

Effective cost control counteracted the decline in gross margin. The overall operating margin for Randstad companies in Europe amounted to 4.9% in Q3 compared to 4.7% in the same quarter in 2001. In Germany Randstad showed a moderate positive operating profit.

Randstad North America

Revenue increased by 5% in local currency (compared to a decrease of 3% in Q2 2002). The market continues to improve, albeit at a slower pace than after previous downturns. This improvement is still mainly carried by the favorable revenue development in the light industrial segment and the demand generated from the large clients segment.

The gross margin in Q3 2002 amounted 18.2%, compared to 19.7% in Q3 2001 and 17.9% in Q2 2002.

Randstad North America is on target with the implementation of the fully integrated front- and back-office. The whole project will be completed before the end of the year, resulting in commercial and efficiency benefits.

The operating profit was negatively impacted by a provision of $ 2.5 million taken for a restructuring of telecommunication activities. The total operating profit of Randstad North America amounted to a negative € 8.1 million, an improvement of 44.1% compared to Q3 2001.

Tempo-Team and other group companies

Revenue decreased by 2.6% in Q3 2002, compared to Q3 2001. The acquisition of JMW, a small specialist staffing company in the catering, hotel and event business, had a positive impact of 1% on the revenue development. Tempo-Team again gained market share.

The gross margin amounted to 26.0% (Q3 2001: 27.3%), commercial margin pressure has started to become visible in the gross margin, due to a mix change towards both larger and light manufacturing revenue. The operating profit margin was 8.4% (Q3 2001: 8.9%).

Yacht

In Q3 2002 total revenue amounted to € 53.7 million, a decline of 14.8% compared to the same quarter last year. Conditions in the professional market have not improved. Specifically Yacht Technology and Yacht ICT are affected by the continuing slow market conditions. The Finance and Management lines of business showed modest growth and increased market share.

The gross margin was 25.1% (Q3 2001: 30.3%). Focus on idle time

management remained key in all lines of business.

Indirect costs decreased by approximately 20% as a consequence of continuous cost savings measures.

The roll out of Yacht in Germany is going according to schedule. Six branches have been opened focusing on the technical market. Overall an operating loss of € 1.5 million resulted.

In-house services

Strong organic revenue growth (+11%) was achieved by in-house services. Total revenue in Q3 amounted to € 104.3 million (Q3 2001: € 88.2). All countries, including the Netherlands, contributed to this growth. Total number of outlets was 335 end of September 2002, compared to 284 a year earlier. The growth opportunities in this segment outpace the general staffing market trends.

The gross margin decreased to 15.8% in Q3 2002 (16.3% in Q3 2001). The operating margin was 3.7% (4.1% in 2001).

Real estate

Negotiations with regard to the sale of part of the real estate portfolio are expected to be finalized in Q4. The transactions will have marginal impact on the income statement in Q4. The cash impact will be in the range of € 60 to € 70 million.

Management

For the duration of the illness of Cleem Farla, Ben Noteboom has been appointed as acting CEO.

Outlook

Given the still uncertain market circumstances we continue to give guidance on a quarterly basis. With the continuation of current trends, we expect total revenue in Q4 to reach last year's level. Consequently, full year EPS from ordinary operations will amount to at least € 0.40 (versus € 0.34 last year).

Financial agenda 2003

Publication fourth quarter results	February 18
Publication first quarter results	April 29
General Annual Meeting of Shareholders	May 13
Fixing ex-dividend	May 15
Dividend available for payment	June 10
Publication interim results	July 30
Publications third quarter results	October 29

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is organized along three markets: professionals staffing (Yacht), mass-customized staffing (Randstad, Tempo-Team and other group companies), and large-scale staffing (Capac Inhouse Services and Randstad Inhouse Services). Randstad Holding nv (Reuters: RAND.AS) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstadholding.com/ and/or send an e-mail to corporate_communications@randstadholding.com.

Consolidated income statement
(unaudited)

In millions €	Three months ended September 30 2002	2001	Change 2002/2001	Nine months ended September 30 2002	2001	Change 2002/2001
Revenue	1,445.7	1,507.5	-4 %	4,075.9	4,422.8	-8 %
Cost of services	1,137.7	1,167.0		3,186.6	3,403.9	
Gross profit	308.0	340.5	-10 %	889.3	1,018.9	-13 %
Personnel expenses	168.7	192.3		529.3	591.2	
Depreciation	16.0	14.7		49.4	46.2	
Other operating expenses	82.4	90.7		242.9	296.8	
Total operating expenses	267.1	297.7	-10 %	821.6	934.2	-12 %
Operating profit	40.9	42.8	-4 %	67.7	84.7	-20 %
Financial income and expenses	-4.3	-8.5		-13.5	-20.4	
Income from operations before taxes	36.6	34.3		54.2	64.3	
Taxes	-10.9	-10.0		-16.1	-19.9	
Income from operations after taxes	25.7	24.3		38.1	44.4	
Income non-consolidated participation	-	-1.5		-0.2	-6.1	
Net income from ordinary operations	25.7	22.8	13 %	37.9	38.3	-1 %
Amortization of goodwill	-0.5	-0.4		-1.3	-0.8	
Extraordinary result after taxes	-	0.1		-	24.6	
Net income	25.2	22.5		36.6	62.1	
Net income	25.2	22.5		36.6	62.1	
Preferred dividend	-2.2	-2.2		-6.5	-6.5	
Net income for ordinary shareholders	23.0	20.3		30.1	55.6	
Earnings per ordinary share (€)	0.20	0.18	11 %	0.26	0.48	-46 %
Earnings per ordinary share from ordinary operations (€)	0.20	0.18	11 %	0.27	0.28	-4 %
Diluted earnings per ordinary share from ordinary operations (€)	0.20	0.18		0.27	0.28	
Number of ordinary shares outstanding, average (mln)	115.3	115.6		115.4	115.6	
Diluted number of ordinary shares outstanding, average (mln)	115.3	115.6		115.4	115.6	
Gross margin	21.3 %	22.6 %		21.8 %	23.0 %	
EBITDA margin	3.9 %	3.8 %		2.9 %	3.0 %	
Operating margin	2.8 %	2.8 %		1.7 %	1.9 %	
Net margin from ordinary operations	1.8 %	1.5 %		0.9 %	0.9 %	

Consolidated balance sheet
(unaudited)

In millions €	September 30, 2002	September 30, 2001	December 31, 2001
Intangible fixed assets	7.8	7.7	7.0
Tangible fixed assets	224.1	281.7	264.1
Financial fixed assets	410.4	384.9	420.6
Fixed assets	642.3	674.3	691.7
Receivables	1,094.9	1,207.5	1,077.3
Cash and cash equivalents	100.4	106.1	206.2
Current assets	1,195.3	1,313.6	1,283.5
Current liabilities	821.5	937.8	902.9
Working capital	373.8	375.8	380.6
Capital employed	1,016.1	1,050.1	1,072.3
Long-term debt	306.4	415.0	415.0
Provisions	363.9	266.7	323.5
Shareholders' equity	345.8	368.4	333.8
	1,016.1	1,050.1	1,072.3
Operating working capital	412.3	433.0	395.7
Operating capital employed	636.4	714.7	659.8
Interest-bearing debt	445.3	578.3	611.5
Net debt	344.9	472.2	405.3
Balance sheet total	1,837.6	1,987.9	1,975.2

Consolidated cash flow statement
(unaudited)

	Three months ended September 30		Nine months ended September 30	
In millions €	2002	2001	2002	2001
Operating profit	40.9	42.8	67.7	84.7
Depreciation	16.0	14.7	49.4	46.2
EBITDA	56.9	57.5	117.1	130.9
Provisions	2.7	-7.9	-4.0	-18.3
Income taxes paid	-6.7	-0.9	-8.7	-2.5
Cash flow from operations before operating working capital	52.9	48.7	104.4	110.1
Current assets	-5.3	22.5	-14.5	-40.0
Current non-interest bearing liabilities	52.2	36.6	16.7	53.8
Operating working capital	46.9	59.1	2.2	13.8
Cash flow from operations	99.8	107.8	106.6	123.9
Investments in tangible fixed assets	-0.2	-17.1	-19.2	-88.8
Disposal of tangible fixed assets	0.2	1.6	4.8	3.5
Acquisition of group companies	-1.0	-	-1.0	-12.5
Disposal of group companies	-	-	-	123.0
Cash flow from investments	-1.0	-15.5	-15.4	25.2
Free cash flow	98.8	92.3	91.2	148.1
Long-term debt	0.5	-3.0	-108.6	-0.6
Financial fixed assets	0.1	-7.8	0.2	7.4
Short-term interest-bearing debt	-191.0	-97.1	-50.5	-16.5
Financing	-190.4	-107.9	-158.9	-9.7
Financial income and expenses	-4.3	-8.5	-13.5	-20.4
Repurchase of ordinary shares	-	-2.4	-2.1	-2.4
Dividends paid on ordinary shares	-	-	-16.2	-57.8
Dividends paid on type-B preferred shares	-	-	-8.6	-8.6
Reimbursement to financiers	-4.3	-10.9	-40.4	-89.2
Cash flow from financing	-194.7	-118.8	-199.3	-98.9
Currency differences	4.1	-1.2	2.3	2.7
Net cash flow	-91.8	-27.7	-105.8	52.9
Changes in cash through acquisitions and disposals	-	-	-	-0.4
Changes in cash	-91.8	-27.7	-105.8	52.5

Changes in shareholders' equity
(unaudited)

In millions €	2002	2001
July 1	316.8	367.0
Net income for the period	25.2	22.5
Goodwill participations	-	0.0
Currency differences	3.8	-18.7
Repurchase of ordinary shares	-	-2.4
September 30	345.8	368.4
January 1	333.8	301.4
Net income for the period	36.6	62.1
Goodwill participation	-2.4	0.0
Currency differences	-20.1	7.3
Repurchase of ordinary shares	-2.1	-2.4
September 30	345.8	368.4

Information by segment*
(unaudited)

In millions €	Three months ended September 30 2002	2001	Change 2002/2001	Nine months ended September 30 2002	2001	Change 2002/2001
Revenue						
Randstad companies, Europe	810.5	858.7	-6 %	2,243.1	2,464.7	-9 %
Randstad North America	320.6	336.9	-5 %	959.2	1,044.0	-8 %
Tempo-Team and other group companies	158.4	162.7	-3 %	438.4	465.6	-6 %
Yacht	53.7	63.0	-15 %	169.6	204.4	-17 %
In-house services	104.3	88.2	18 %	271.3	229.0	18 %
Corporate/eliminations	-1.8	-2.0		-5.7	-4.8	
Continuing operations	1,445.7	1,507.5	-4 %	4,075.9	4,392.9	-7 %
Discontinued operations	-	-		-	29.9	
Total revenue	1,445.7	1,507.5	-4 %	4,075.9	4,422.8	-8 %
Gross profit						
Randstad companies, Europe	178.6	194.5	-8 %	504.9	553.6	-9 %
Randstad North America	58.3	66.5	-12 %	174.3	224.4	-22 %
Tempo-Team and other group companies	41.2	44.4	-7 %	120.5	128.8	-6 %
Yacht	13.5	19.1	-29 %	46.5	64.8	-28 %
In-house services	16.5	14.4	15 %	43.5	35.8	22 %
Corporate/eliminations	-0.1	1.6		-0.4	4.8	
Continuing operations	308.0	340.5	-10 %	889.3	1,012.2	-12 %
Discontinued operations	-	-		-	6.7	
Total gross profit	308.0	340.5	-10 %	889.3	1,018.9	-13 %
Operating profit						
Randstad companies, Europe	39.5	40.6	-3 %	75.6	92.2	-18 %
Randstad North America	-8.1	-14.5	44 %	-25.1	-57.2	56 %
Tempo-Team and other group companies	13.3	14.4	-8 %	34.5	44.6	-23 %
Yacht	-1.5	-1.2	-25 %	-4.7	3.5	-234 %
In-house services	3.9	3.6	8 %	5.6	5.8	-3 %
Corporate/eliminations	-6.2	0.9		-18.2	-2.4	
Continuing operations	40.9	43.8	-7 %	67.7	86.5	-22 %
Discontinued operations	-	-1.0		-	-1.8	
Total operating profit	40.9	42.8	-4 %	67.7	84.7	-20 %
Revenue						
Netherlands	571.9	599.3	-5 %	1,621.0	1,774.1	-9 %
Germany	145.8	169.9	-14 %	393.8	472.9	-17 %
Belgium/Luxembourg	150.3	148.4	1 %	405.9	421.5	-4 %
France	97.6	97.8	0 %	255.4	265.8	-4 %
Spain	75.4	77.9	-3 %	211.3	226.7	-7 %
United Kingdom	46.3	47.1	-2 %	124.6	105.4	18 %
Other European countries	37.8	29.2	29 %	104.7	82.5	27 %
North America	320.6	336.9	-5 %	959.2	1,044.0	-8 %
Continuing operations	1,445.7	1,507.5	-4 %	4,075.9	4,392.9	-7 %
Discontinued operations	-	-		-	29.9	
Total revenue	1,445.7	1,507.5	-4 %	4,075.9	4,422.8	-8 %
As a % of revenue from continuing operations						
Netherlands	39.5	39.8		39.7	40.4	
Germany	10.1	11.3		9.7	10.8	
Belgium/Luxembourg	10.4	9.9		10.0	9.6	
France	6.8	6.5		6.3	6.0	
Spain	5.2	5.2		5.2	5.2	
United Kingdom	3.2	3.1		3.0	2.4	
Other European countries	2.6	1.9		2.6	1.8	
North America	22.2	22.3		23.5	23.8	
Total revenues from continuing operations	100.0	100.0		100.0	100.0	

* Discontinued operations consist of Randon (security) and Hedson.

Growth analysis of continuing operations in %
(unaudited)

Three months ended September 30, 2002

Revenue by segment	Total	Organic	Acquisition*)	Currency
Randstad companies, Europe	-6 %	-5 %	-1 %	0 %
Randstad North America	-5 %	5 %	-	-10 %
Tempo-Team and other group companies	-3 %	-4 %	1 %	-
Yacht	-15 %	-15 %	-	0 %
In-house services	18 %	11 %	7 %	0 %

Revenue by segment (geographical)	Total	Organic	Acquisition	Currency
Netherlands	-5 %	-5 %	0 %	-
Germany	-14 %	-14 %	-	-
Belgium/Luxembourg	1 %	1 %	-	-
France	0 %	0 %	-	-
Spain	-3 %	-3 %	-	-
United Kingdom	-2 %	1 %	-	-3 %
Other European countries	29 %	28 %	-	1 %
North America	-5 %	5 %	-	-10 %

Income statement	Total	Organic	Acquisition	Currency
Revenue	-4 %	-2 %	-	-2 %
Gross profit	-10 %	-8 %	-	-2 %
Operating profit	-7 %	-8 %	-	1 %

*) includes only transfer effects

Nine months ended September 30, 2002

Revenue by segment	Total	Organic	Acquisition*)	Currency
Randstad companies, Europe	-9 %	-9 %	0 %	0 %
Randstad North America	-8 %	-5 %	-	-3 %
Tempo-Team and other group companies	-6 %	-6 %	0 %	-
Yacht	-17 %	-17 %	-	0 %
In-house services	18 %	10 %	8 %	0 %

Revenue by segment (geographical)	Total	Organic	Acquisition	Currency
Netherlands	-9 %	-9 %	0 %	-
Germany	-17 %	-17 %	-	-
Belgium/Luxembourg	-4 %	-4 %	-	-
France	-4 %	-4 %	-	-
Spain	-7 %	-7 %	-	-
United Kingdom	18 %	-4 %	23 %	-1 %
Other European countries	27 %	26 %	0 %	1 %
North America	-8 %	-5 %	-	-3 %

Income statement	Total	Organic	Acquisition	Currency
Revenue	-7 %	-7 %	1 %	-1 %
Gross profit	-12 %	-12 %	1 %	-1 %
Operating profit	-22 %	-23 %	0 %	1 %

*) includes transfer and acquistion effects

randstad holding

Randstad Holding sells 14 office buildings

Randstad Holding nv announces that it has reached agreement with Breevast N.V. regarding the sale of 14 office buildings at various locations in the Netherlands. It concerns a portfolio of offices with amongst others a number of monumental buildings in Utrecht, The Hague, Groningen and Enschede. A large number of sold objects will be leased by subsidiaries of Randstad Holding nv.

The portfolio also comprises a vacant office building in Diemen of approximately 20,000 m2. The proceeds from the sale of the portfolio amount to approximately € 65 million. The transaction will have marginal impact on the income statement of Randstad Holding nv.

randstad holding

Second quarter results 2002: Randstad Holding moving in the right direction

Highlights Q2 2002

- Operating profit € 25.2 million and EPS € 0.11
- Organic revenue growth down 6% year-on-year (-13% in Q1)
- Indirect costs 10% down on last year
- Randstad North America leveraging surplus capacity and outperforming the market
- Tough market conditions in professional segment

Financial highlights

In millions of €		Q2 2002	Q2 2001	ytd 2002	ytd 2001
Revenue from continuing operations		**1,358.0**	1,463.3	**2,630.2**	2,885.4
	Europe	**1,025.4**	1,101.0	**1,991.6**	2,178.3
	North America	**332.6**	362.3	**638.6**	707.1
Operating profit from continuing operations		**25.2**	34.1	**26.8**	42.7
	Europe	**38.5**	49.2	**55.8**	88.7
	North America	**-6.1**	-11.0	**-17.0**	-42.7
	Corporate/eliminations	**-7.2**	-4.1	**-12.0**	-3.3

In millions of €				
Net income from ordinary operations	**14.3**	16.3	**12.2**	15.5
In €				
Earnings per ordinary share from ordinary operations	**0.11**	0.12	**0.07**	0.10

"Randstad improved its operational performance in a continuing difficul economic environment. We are clearly moving in the right direction," say Cleem Farla, Randstad Holding CEO. "It's a question of back to basics, focu and control. Management is paying more attention to the basics of our cor process at branch level. Intensified sales efforts by our consultants throughou the Group – supported in the Netherlands by a new national advertisin campaign – are now paying off. We are also keeping our costs strictly unde control, without cutting into our future capacity for growth. We have gaine market share in North America and the outlook for this market has improved After a difficult period, we are now more confident about our operations i Germany. Once staffing markets really pick up, we can quickly increase ou productivity and leverage on our distribution network to achieve its ful potential in all markets."

Second quarter results 2002

Revenue from continuing operations decreased by 7.2% to € 1,358.0 millio

from € 1,463.3 million in the same period of 2001. Currency effects had an impact of 1.2%, resulting in organic growth of a negative 6.0% compared to a negative 13% in Q1. The market in North America continued to improve throughout the second quarter. In Europe, the various staffing markets also started to show signs of improvement led by Belgium and France. The Dutch and German markets seem to have bottomed out. The European market for professional staffing remained difficult in the second quarter.

The gross margin declined from 23.2% in Q2 2001 to 22.2% in Q2 2002. This decline was mainly due to increased idle time at Yacht and changes in the business mix in North America. In the latter market, relatively more revenue was generated in the light industrial segment and from a number of larger accounts with on average lower gross margins. The gross margin increased due to effects in the social insurance area, amounting to 0.5% of revenue.

Indirect costs were € 276.8 million, a decrease of € 29.2 million compared to Q2 last year. This shows the positive impact of the cost reduction programs. The level of costs still reflects significant surplus capacity in our distribution network, resulting from the strategic decision not to reduce market presence further.

Operating profit from continuing operations was € 25.2 million (2001: € 34.1 million). Net income from ordinary operations totaled € 14.3 million (2001: € 16.3 million), leading to EPS of € 0.11 in Q2.

The change in operating working capital in the cash-flow statement in Q2 was a negative € 95.3 million. The increased need for working capital compared to Q1 is caused by a seasonal pattern in current liabilities. The movement in current assets (a negative € 34.8 million in Q2) is a function of the growth in revenue compared to Q1. Due to an improvement in accounts receivables management, the average number of Days Sales Outstanding (DSO) has decreased by 1 day to 57 days. We expect this positive trend to continue.

Half-year results 2002

Throughout the first half-year, market conditions for general staffing improved gradually across all markets, leading to revenue growth for most Group companies in Q2 compared to Q1.

Revenue in the first half-year decreased by 8.8% compared to the same period in 2001. Organically, the decline was 9.7%, the acquisition effect was a positive 1%, and the currency effect was not material in the cumulative figures.

The operating profit from continuing operations totaled € 26.8 million, a decline of 37.0% compared to last year. The effective tax rate was 29.5% and net financial expenses amounted to € 9.2 million, leading to a net income from ordinary operations of € 12.2 million.

Cash flow from operations amounted to € 9.1 million (H1 2001: € 16.1 million). Investments in tangible fixed assets were € 14.4 million, substantially

below the level of last year (€ 69.8 million) and below depreciation. Randstad is building on investments made in previous years, and this is reflected in lower capital expenditure. Furthermore, compared to 2001, investment in real estate was significantly lower.

The resulting free cash flow in the first six months of 2002 was a negative € 7.6 million compared to a positive € 56.8 million in the same period last year. Last year's free cash flow was affected by the sale of our cleaning and security activities. Corrected for this one-off, the free cash flow has improved.

Net debt increased in Q2 to € 443.1 million (€ 405.3 million at year-end 2001). The net debt level at the end of the first half of last year was € 544.6 million.

Results by segment

Randstad Europe

Revenue decreased by 8.8% to € 739.7 million (Q2 2001: € 810.8 million). Revenue development in Germany was particularly notable: during the second quarter, revenue decreased by 14.1% compared to the same period last year, a significant improvement on the decline of 22.1% recorded in the first quarter. Most Randstad companies in Europe are showing the normal seasonal pattern, with revenue stronger in Q2 than Q1. This pattern was absent in 2001. Italy again showed strong organic growth.

The overall gross margin was 23.1% (Q2 2001: 22.7%). The operating margin for Randstad companies in Europe was 3.7% in Q2 compared to 3.6% for the same quarter in 2001.

Randstad North America

Total revenue in Q2 decreased by 3% in local currency (compared to a decrease of 15% in Q1 2002). Whereas in Q1 our performance was in line with market developments, in Q2 we outperformed the market, which was down by an estimated 8%.

Due to the earlier-mentioned changes in the business mix, the gross margin in Q2 2002 was 17.9%, compared to 21.8% in Q2 2001. Randstad North America continued to implement cost-control measures. It is also on target with the implementation of a fully integrated front- and back-office system: about 50% of the outlets are already working satisfactorily with the new system, and the whole project will be completed before the end of the year.

The operating profit amounted to a negative € 6.1 million, an improvement of 44.5% compared to Q2 2001.

Tempo-Team and other group companies

Revenue decreased by 5.5% in Q2 2002 compared to Q2 2001, clearly outperforming the market (estimated market growth being a negative 8%). The gross margin was 28.3% and the operating margin 8.0%. The acquisition

of JMW, a small specialist staffing company in the catering, hotel and event business (revenue 2001: € 6.5 million), was finalized in mid-July. Financial consolidation will take place as of July 1, 2002.

Yacht

The performance of Yacht was adversely affected by the tough conditions in the professional market. The decline in revenue in the IT segment hampered idle-time management. Revenue from Yacht Technology was also affected by slow market conditions. The Finance & Management line of business, however, still managed to show some growth.

In Q2 2002 total revenue amounted to € 56.1 million, a decline of 16.1% compared to the same quarter last year. The gross margin was 28.7% (Q2 2001: 32.3%), resulting in an operating loss of € 2.1 million.

During the second quarter, Yacht started re-aligning its distribution network in the Netherlands. The strategy is to have fewer regional offices, each covering all lines of business. This operation will result in improved service to clients and interim professionals, and contribute to efficiency.

In-house services

In-house services achieved a 14% organic increase in revenue in the second quarter (total revenue Q2: € 89.6 million). All countries, including the Netherlands, contributed to this growth. The gross margin increased to 17.0% in Q2 2002 (14.8% in Q2 2001) and the operating margin to 1.8% (1.6% in 2001). In Q2 new locations were opened in France, Belgium and Italy.

Outlook

Barring unforeseen circumstances and assuming that the economic climate in for us relevant markets will not deteriorate, we expect an EPS of at least € 0.15 for the third quarter.

Financial agenda 2002

Publication third quarterly report	October 29, 2002
Publication fourth quarterly report	February 18, 2003

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is organized along three markets: professionals staffing (Yacht), mass-customized staffing (Randstad, Tempo-Team and other group companies), and large-scale staffing (Capac Inhouse Services and Randstad

Inhouse Services). Randstad Holding nv (Reuters: RAND.AS) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstadholding.com/ and/or send an e-mail to corporate_communications@randstadholding.com.

Consolidated income statement
(unaudited)

In millions €	Three months ended June 30 2002	2001	Change 2002/2001	Six months ended June 30 2002	2001	Change 2002/2001
Revenue	**1,358.0**	1,463.3	-7 %	**2,630.2**	2,915.3	-10 %
Cost of services	**1,056.0**	1,123.4		**2,048.9**	2,236.9	
Gross profit	**302.0**	339.9	-11 %	**581.3**	678.4	-14 %
Personnel expenses	**179.3**	189.1		**360.6**	398.9	
Depreciation	**16.9**	15.7		**33.4**	31.5	
Other operating expenses	**80.6**	101.2		**160.5**	206.1	
Total operating expenses	**276.8**	306.0	-10 %	**554.5**	636.5	-13 %
Operating profit	**25.2**	33.9	-26 %	**26.8**	41.9	- 36 %
Financial income and expenses	**-4.8**	-6.1		**-9.2**	-11.9	
Income from operations before taxes	**20.4**	27.8		**17.6**	30.0	
Taxes	**-6.0**	-9.1		**-5.2**	-9.9	
Income from operations after taxes	**14.4**	18.7		**12.4**	20.1	
Income non-consolidated participation	**-0.1**	-2.4		**-0.2**	-4.6	
Net income from ordinary operations	**14.3**	16.3	-12 %	**12.2**	15.5	-21%
Amortization of goodwill	**-0.4**	-0.4		**-0.8**	-0.4	
Extraordinary result after taxes	**-**	24.5		**-**	24.5	
Net income	**13.9**	40.4		**11.4**	39.6	
Net income	**13.9**	40.4		**11.4**	39.6	
Preferred dividend	**-2.1**	-2.1		**-4.3**	-4.3	
Net income for ordinary shareholders	**11.8**	38.3		**7.1**	35.3	
Earnings per ordinary share (€)	**0.10**	0.33	-70 %	**0.06**	0.31	- 81 %
Earnings per ordinary share from ordinary operations (€)	**0.11**	0.12	- 8 %	**0.07**	0.10	- 30 %
Diluted earnings per ordinary share from ordinary operations (€)	**0.11**	0.12		**0.07**	0.10	

Consolidated balance sheet

(unaudited)

In millions €	**June 30, 2002**	June 30, 2001	December 31, 2001
Intangible fixed assets	**5.9**	8.4	7.0
Tangible fixed assets	**238.3**	284.5	264.1
Financial fixed assets	**407.1**	389.5	420.6
Fixed assets	**651.3**	682.4	691.7
Receivables	**1.091.9**	1,232.3	1,077.3
Cash and cash equivalents	**192.2**	133.8	206.2
Current assets	**1.284.1**	1,366.1	1,283.5
Current liabilities	**968.9**	984.4	902.9
Working capital	**315.2**	381.7	380.6
Capital employed	**966.5**	1,064.1	1,072.3
Long-term debt	**305.9**	418.0	415.0
Provisions	**343.8**	279.1	323.5
Shareholders' equity	**316.8**	367.0	333.8
	966.5	1,064.1	1,072.3
Operating working capital	**452.4**	508.3	395.7
Operating capital employed	**690.7**	792.8	659.8
Interest-bearing debt	**635.3**	678.4	611.5
Net debt	**443.1**	544.6	405.3
Balance sheet total	**1,935.4**	2,048.5	1,975.2

Consolidated cash-flow statement
(unaudited)

	Three months ended June 30		Six months ended June 30	
In millions €	**2002**	2001	**2002**	2001
Operating profit	**25.2**	33.9	**26.8**	41.9
Depreciation	**16.9**	15.7	**33.4**	31.5
EBITDA	**42.1**	49.6	**60.2**	73.4
Provisions	**1.3**	-19.5	**-6.7**	-10.4
Income taxes paid	**-0.8**	3.4	**-2.0**	-1.6
Cash flow from operations before operating working capital	**42.6**	33.5	**51.5**	61.4
Current assets	**-34.8**	-46.0	**-9.2**	-62.5
Current non-interest bearing liabilities	**-60.5**	-26.0	**-35.5**	17.2
Operating working capital	**-95.3**	-72.0	**-44.7**	-45.3
Cash flow from operations	**-52.7**	-38.5	**6.8**	16.1
Investments in tangible fixed assets	**-6.5**	-43.3	**-19.0**	-71.7
Disposal of tangible fixed assets	**2.4**	0.9	**4.6**	1.9
Acquisition of group companies	**-**	-12.5	**-**	-12.5
Disposal of group companies	**-**	38.6	**-**	123.0
Cash flow from investments	**-4.1**	-16.3	**-14.4**	40.7
Free cash flow	**-56.8**	-54.8	**-7.6**	56.8
Long-term debt	**-108.1**	2.9	**-109.1**	2.4
Financial fixed assets	**0.0**	0.3	**0.1**	15.2
Short-term interest-bearing debt	**203.0**	32.4	**140.5**	80.6
Financing	**94.9**	35.6	**31.5**	98.2
Financial income and expenses	**-4.8**	-6.1	**-9.2**	-11.9
Repurchase of ordinary shares	**-2.1**	-	**-2.1**	-
Dividends paid on ordinary shares	**-16.2**	-57.8	**-16.2**	-57.8
Dividends paid on type-B preferred shares	**-8.6**	-8.6	**-8.6**	-8.6
Reimbursement to financiers	**-31.7**	-72.5	**-36.1**	-78.3
Cash flow from financing	**63.2**	-36.9	**-4.6**	19.9
Currency differences	**-2.0**	1.3	**-1.8**	3.9
Net cash flow	**4.4**	-90.4	**-14.0**	80.6
Changes in cash through acquisitions and disposals	**-**	-0.4	**-**	-0.4
Changes in cash	**4.4**	-90.8	**-14.0**	80.2

The 2001 figures have been adjusted for purposes of comparison.

Changes in shareholders' equity
(unaudited)

In millions €	**2002**	2001
April 1	**332.4**	315.1
Net income for the period	**13.9**	40.4
Goodwill participations	**-2.4**	-
Currency differences	**-25.0**	11.5
Repurchase of ordinary shares	**-2.1**	-
June 30	**316.8**	367.0
January 1	**333.8**	301.4
Net income for the period	**11.4**	39.6
Goodwill participations	**-2.4**	-
Currency differences	**-23.9**	26.0
Repurchase of ordinary shares	**-2.1**	-
June 30	**316.8**	367.0

Information by segment*
(unaudited)

In millions €	Three months ended June 30			Six months ended June 30		
	2002	2001	Change 2002/2001	**2002**	2001	Change 2002/2001
Revenue						
Randstad companies, Europe	**739.7**	810.8	-9 %	**1,432.6**	1,596.0	-10 %
Randstad North America	**332.6**	362.3	-8 %	**638.6**	707.1	-10 %
Tempo-Team and other group companies	**142.0**	150.3	-6 %	**280.0**	302.9	-8 %
Yacht	**56.1**	66.9	-16 %	**115.9**	141.4	-18 %
In-house services	**89.6**	73.6	22 %	**167.0**	140.8	19 %
Corporate/eliminations	**-2.0**	-0.6		**-3.9**	-2.8	
Continuing operations	**1,358.0**	1,463.3	-7 %	**2,630.2**	2,885.4	-9 %
Discontinued operations	-	-		-	29.9	
Total revenue	**1,358.0**	1,463.3	-7 %	**2,630.2**	2,915.3	-10 %
Gross profit						
Randstad companies, Europe	**171.1**	184.3	-7 %	**326.3**	359.1	-9 %
Randstad North America	**59.4**	79.1	-25 %	**116.0**	157.9	-27 %
Tempo-Team and other group companies	**40.2**	41.9	-4 %	**79.3**	84.4	-6 %
Yacht	**16.1**	22.2	-27 %	**33.0**	45.7	-28 %
In-house services	**15.2**	10.9	39 %	**27.0**	21.4	26 %
Corporate/eliminations	**0.0**	1.5		**-0.3**	3.2	
Continuing operations	**302.0**	339.9	-11 %	**581.3**	671.7	-13 %
Discontinued operations	-	-		-	6.7	
Total gross profit	**302.0**	339.9	-11 %	**581.3**	678.4	-14 %
Operating profit						
Randstad companies, Europe	**27.7**	29.0	- 4 %	**36.1**	51.6	-30 %
Randstad North America	**-6.1**	-11.0	45 %	**-17.0**	-42.7	60 %
Tempo-Team and other group companies	**11.3**	15.9	-29 %	**21.2**	30.2	-30 %
Yacht	**-2.1**	3.1	-168 %	**-3.2**	4.7	-168 %
In-house services	**1.6**	1.2	33 %	**1.7**	2.2	-23 %
Corporate/eliminations	**-7.2**	-4.1		**-12.0**	-3.3	
Continuing operations	**25.2**	34.1	-26 %	**26.8**	42.7	-37 %
Discontinued operations	-	-0,2		-	-0.8	
Total operating profit	**25.2**	33.9	-26 %	**26.8**	41.9	-36 %
Revenue						
Netherlands	**530.7**	579.6	-8 %	**1,049.1**	1,174.8	-11 %
Germany	**128.8**	149.9	-14 %	**248.0**	303.0	-18 %
Belgium/Luxembourg	**132.9**	133.5	-1 %	**255.6**	272.1	-6 %
France	**85.9**	88.7	-3 %	**157.8**	168.0	-6 %
Spain	**69.9**	74.4	-6 %	**135.9**	148.8	-9 %
United Kingdom	**39.4**	43.6	-10 %	**78.3**	58.3	34 %
Other European countries	**37.8**	31.3	21 %	**66.9**	53.3	26 %
North America	**332.6**	362.3	-8 %	**638.6**	707.1	-10 %
Continuing operations	**1,358.0**	1,463.3	-7 %	**2,630.2**	2,885.4	-9 %
Discontinued operations	-	-		-	29.9	
Total revenue	**1,358.0**	1,463.3	-7 %	**2,630.2**	2,915.3	-10 %
As a % of revenue from continuing operations						
Netherlands	**39.1**	39.6		**39.9**	40.7	
Germany	**9.5**	10.2		**9.4**	10.5	
Belgium/Luxembourg	**9.8**	9.1		**9.7**	9.4	
France	**6.3**	6.1		**6.0**	5.8	

Growth analysis of continuing operations in %
(unaudited)

	Three months ended June 30, 2002			
	Total	Organic	Acquisition *)	Currency
Revenue by segment				
Randstad companies, Europe	-9 %	-8 %	-1 %	0 %
Randstad North America	-8 %	-3 %	-	-5 %
Tempo-Team and other group companies	-6 %	-6 %	-	-
Yacht	-16 %	-16 %	-	-
In-house services	22 %	14 %	8 %	-

	Total	Organic	Acquisition	Currency
Revenue by segment (geographical)				
Netherlands	-8 %	-8 %	-	-
Germany	-14 %	-14 %	-	-
Belgium/Luxembourg	-1 %	-1 %	-	-
France	-3 %	-3 %	-	-
Spain	-6 %	-6 %	-	-
United Kingdom	-10 %	-8 %	-	-2 %
Other European countries	21 %	20 %	-	1 %
North America	-8 %	-3 %	-	-5 %

	Total	Organic	Acquisition	Currency
Income statement				
Revenue	-7 %	-6 %	-	-1 %
Gross profit	-11 %	-10 %	-	-1 %
Operating profit	-26 %	-27 %	-	1 %

*) includes only transfer effects

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randstad holding

Remuneration executive board

RANDSTAD UPSET ABOUT WRONG INFORMATION ON SALARY INCREASE OF RANDSTAD EXECUTIVE BOARD

The salaries of the members of the Executive Board of Randstad Holding were increased with an average of 4% in 2001. This, as opposed to what FNV (Dutch trade union federation) published in a survey on salaries of top management of companies that are represented in the board of VNO-NCW (Dutch employers' federation). The survey results speak of a 70% increase at Randstad. This is a completely wrong reflection of the actual situation.

Incorrect "It's extremely incorrect of the FNV – who refer to their survey as conducted in depth - that they have not contacted us first. A 70% base salary hike is absurd, anyone would have reached that conclusion," says Maarten den Ottolander, spokesman for Randstad Holding.

"I could have told them then that the total remuneration costs for the Executive Board were higher due to the creation of a joint Executive Board in June 2001 and one–time contractual obligations."

The remuneration of the Board has been brought in line with other Dutch companies, listed on the Midkap in Amsterdam. In the next annual report the individual remuneration of the Board members will be disclosed.

In the meantime, the FNV has been informed about their misinterpretation. All corporate personnel in the Netherlands have received an explanatory letter. Especially in a period in which all parties are requested to be modest in terms of salary increases, it is very unpleasant that the Board has been unjustly put in a bad light.

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Tempo-Team acquires JMW

Tempo-Team acquires JMW

Randstad Holding nv announces that her subsidiary Tempo-Team Group intends to acquire JMW Horeca Uitzendbureau bv. JMW was founded in 1995 and specializes in high-quality jobs in the hotel, restaurant, catering and event business. The company has experienced a fast growth and at the end of 2001 counted ten branches with a total of 35 (corporate) employees. Revenue over 2001 amounted to approximately € 6.5 million.

Tempo-Team is among the top three in the Dutch market. Besides applying a specialized market approach to following sectors: logistics, financial services, government and health care, Tempo-Team focuses on the hotel and catering business. With the acquisition of JMW, Tempo-Team will be able to strengthen her position in this market and will be able to offer a wider range of services within the sector.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstadholding.com/ and/or send an e-mail to corporate_communications@randstadholding.com.

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randstad holding

First quarter results 2002 Randstad Holding nv

Highlights Q1

- Operating profit € 1.6 million
- Results in line with outlook as announced in February 2002
- European market developments deteriorated
- North American market improved slowly
- Organic revenue growth minus 13%
- Reduction of indirect costs ahead of schedule
- Positive cash flow
- Net debt further reduced to € 360 million in Q1

Financial highlights

In millions of €		Q1 2002	Q1 2001
Revenue from continuing operations		1,272.2	1,422.1
	Europe	966.2	1,077.3
	North America	306.0	344.8
Operating profit from continuing operations		1.6	8.6
	Europe	17.3	39.5
	North America	-10.9	-31.7
	Corporate/eliminations	-4.8	0.8

In millions of €		
Net income from ordinary operations	-2.1	-0.8
In €		
Earnings per ordinary share from ordinary operations	-0.04	-0.03

"I am pleased to mention that the execution of two ambitious cost-saving programs came out above target, which has improved our cost structure. At the same time, market conditions in Q1 remained harsh, especially in Germany and North America. Consequently only a small operating profit remained," says Cleem Farla, CEO of Randstad Holding. "Traditionally, the first quarter has always been the weakest quarter in the yearly cycle. Given the current economic circumstances we also expect a weak second quarter.

Following intensive cost reductions, we have decided to keep the extra capacity in our infrastructure in place as we see the first signs of improvement of the market conditions in the United States, while the picture in Europe varies per market. I realize that these extra expenses put pressure on our short-term results. But you should consider these expenses as an investment in the future. Further, we will intensify our marketing efforts in Q2. For example, yesterday Randstad Nederland just started a national advertising campaign to support the sales efforts of our consultants."

First quarter results 2002

Revenue from continuing operations totaled € 1,272.2 million, 10.5% lower than in the same period last year. The acquisition effect (SRS in the UK) increased the revenue by 1.8% and the currency effect by 1.1%, implying an organic decrease of 13.4%. The market in North America showed strong declines in the past year, during the first quarter the market still showed negative growth, but at a slower pace than in the fourth quarter of 2001. The European markets continued to deteriorate during the first quarter in all the countries in which Randstad operates.

The gross margin from continuing operations in the first quarter was 22.0%, compared to 23.3% in the same period of 2001. Increases in idle time at Randstad Germany and Yacht and margin pressure in the United States were responsible for this decline.

Indirect costs from continuing operations totaled € 277.7 million compared to € 323.5 million in Q1 2001. In the fourth quarter of 2001 these costs were still € 301.4 million, illustrating a strong performance compared to the initial targets set in the cost reduction programs.

Operating profit from continuing operations amounted to € 1.6 million (Q1 2001: € 8.6 million) and was in line with our forecast.

Net income from ordinary operations totaled € 2.1 million negative.

The free cash flow amounted to € 49.2 million (Q1 2001: € 111.6 million). The main contributor to the positive development in the cash flow was the curtailed capital expenditure. The investments in tangible fixed assets amounted to € 10.3 million, which was below the level of depreciation. The decline in revenue is reflected in a lower need for working capital. Overall a decrease of the net debt position resulted from € 405.3 million at year-end 2001 to € 360.2 million at Q1 2002.

Q1 results by segment

Randstad companies, Europe

The revenue decreased by 11.8% from € 785.2 million in Q1 2001 to € 692.9 million in Q1 2002. Strong organic growth was achieved in Italy and Portugal.

Operating profit amounted to € 8.4 million. Profitability declined in most European countries, but the primary reason for the decline in operating profit was the loss-making situation in Germany. The present market situation does not justify the size of the current infrastructure in Germany. However, as the market leader, we want to be able to benefit fully when market conditions improve and will consequently not reduce our distribution network any further.

Randstad North America

The market decreased by 15% in the first quarter (Q4 2001: 22% negative). In the same period the revenue of Randstad North America (€ 306.0 million) decreased by 15.7% in local currency. During the first quarter the market still showed negative growth, but at a slower pace than in the fourth quarter of 2001. Randstad North America's revenue reflected these market trends. The gross margin decreased to 18.5%.

The reduction of the indirect cost base by more than 40% in local currency to $ 59.2 million in Q1 (Q1 2001: $ 101.2 million) did not bring our operations back to profitability as the market still declined by an additional 15% and the extra capacity in the infrastructure was retained. Operating profit totaled € 11.5 million negative.

Tempo-Team and other group companies

The revenue of the other three Dutch group companies (Tempo-Team, Otter-Westelaken and Profcore) together declined by 9.6% (€ 138.0 million). Gross margin amounted to 28.3% and operating profit came to € 9.9 million.

Yacht

Yacht experienced a significant slowdown in the IT and Technology lines of business. Finance & Management showed continued growth. Total revenue amounted to € 59.8 million (Q1 2001: € 74.5 million). Worsening market conditions increased idle time in the Netherlands. As a consequence the gross margin was affected (28.3% compared to 32.3% in Q1 2001). Operating expenses were in line with revenue development. However, this was not sufficient to neutralize the gross margin effect. Operating profit totaled € 1.1 million negative.

In-house services

In-house services achieved a 15.2% increase in revenue (€ 77.4 million compared to € 67.2 million in Q1 2001). The gross margin stabilized somewhat above 15%. In the declining Dutch market this successful concept showed positive organic growth. At the end of March the first in-house location was opened in Italy.

Outlook

Although we see the first signs of improvement of the market in North America from quarter to quarter, we do not yet see the same picture in the European markets. Due to the extra capacity in infrastructure we expect only limited profitability in the second quarter. The results for the full year will very much depend on the timing of any economic upswing and the strength of this recovery both in Europe and North America.

Randstad Holding nv

Financial agenda 2002

General Meeting of Shareholders	May 22, 2002
Publication second quarterly report	August 6, 2002
Publication third quarterly report	October 29, 2002

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is organized along three markets: professionals staffing (Yacht), mass-customized staffing (Randstad, Tempo-Team and other group companies), and large-scale staffing (Capac Inhouse Services and Randstad Inhouse Services). Randstad Holding nv (Reuters: RAND.AS) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstadholding.com/ and/or send an e-mail to corporate_communications@randstadholding.com.

Consolidated income statement
(unaudited)

In millions €	Three months ended March 31 2002	2001	Change 2002/2001
Revenue	1,272.2	1,462.0	-12 %
Cost of services	992.9	1,113.5	
Gross profit	279.3	338.5	-17 %
Personnel expenses	181.3	209.8	
Depreciation	16.5	15.8	
Other operating expenses	79.9	104.9	
Total operating expenses	277.7	330.5	-16 %
Operating profit	1.6	8.0	-80 %
Financial income and expenses	-4.4	-5.8	
Income from operations before taxes	-2.8	2.2	
Taxes	0.8	-0.8	
Income from operations after taxes	-2.0	1.4	
Income non-consolidated participation	-0.1	-2.2	
Net income from ordinary operations	-2.1	-0.8	
Amortization of goodwill	-0.4	-	
Extraordinary result aftertaxes	-	-	
Net income	-2.5	-0.8	
Net income			
Preferred dividend	-2.2	-2.2	
Net income for ordinary shareholders	-4.7	-3.0	
Earnings per ordinary share (€)	-0.04	-0.03	-33 %
Earnings per ordinary share from ordinary operations (€)	-0.04	-0.03	-33 %
Diluted earnings per ordinary share from ordinary operations (€)	-0.04	-0.03	
Number of ordinary shares outstanding, average (mln)	115.4	115.6	
Diluted number of ordinary shares outstanding, average (mln)	115.4	115.6	
Gross margin	21.9 %	23.3 %	
EBITDA margin	1.4 %	1.6 %	
Operating margin	0.1 %	0.5 %	
Net margin from ordinary operations	-0.2 %	-0.1 %	

Consolidated balance sheet
(unaudited)

In millions €	March 31, 2002	March 31, 2001	December 31, 2001
Intangible fixed assets	6.6	-	7.0
Tangible fixed assets	258.4	275.7	264.1
Financial fixed assets	433.4	380.3	420.6
Fixed assets	698.4	656.0	691.7
Receivables	1,067.3	1,222.1	1,077.3
Cash and cash equivalents	187.8	224.6	206.2
Current assets	1,255.1	1,446.7	1,283.5
Current liabilities	867.4	1,074.5	902.9
Working capital	387.7	372.2	380.6
Capital employed	1,086.1	1,028.2	1,072.3
Long-term debt	414.0	415.1	415.0
Provisions	339.7	298.0	323.5
Shareholders' equity	332.4	315.1	333.8
	1,086.1	1,028.2	1,072.3

Operating working capital	358.7	438.4	395.7
Operating capital employed	617.1	714.1	659.8
Interest-bearing debt	548.0	639.5	611.5
Net debt	360.2	414.9	405.3
Balance sheet total	1,953.5	2,102.7	1,975.2

Consolidated cash flow statement

(unaudited)

In millions €	Three months ended March 31 2002	2001
Operating profit	1.6	8.0
Depreciation	16.5	15.8
EBITDA	18.1	23.8
Provisions	-8.0	9.1
Income taxes paid	-1.2	-5.0
Cash flow from operations before operating working capital	8.9	27.9
Current assets	25.6	-16.5
Current non-interest bearing liabilities	25.0	43.2
Operating working capital	50.6	26.7
Cash flow from operations	59.5	54.6
Investments in tangible fixed assets	-12.5	-28.4
Disposal of tangible fixed assets	2.2	1.0
Acquisition of group companies	-	-
Disposal of group companies	-	84.4
Cash flow from investments	-10.3	57.0
Free cash flow	49.2	111.6
Long-term debt	-1.0	-0.5
Financial fixed assets	0.1	14.9
Short-term interest-bearing debt	-62.5	48.2
Financing	-63.4	62.6
Financial income and expenses	-4.4	-5.8
Repurchase of ordinary shares	-	-
Dividends paid on ordinary shares	-	-
Dividends paid on type-B preferred shares	-	-
Reimbursement to financiers	-4.4	-5.8
Cash flow from financing	-67.8	56.8
Currency differences	0.2	2.6
Net cash flow	-18.4	171.0
Changes in cash through acquisitions and disposals	-	-
Changes in cash	-18.4	171.0

The 2001 figures have been adjusted for purposes of comparison.

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended March 31 2002	2001
Operating profit	1.6	8.0
Depreciation	16.5	15.8
EBITDA	18.1	23.8
Provisions	-8.0	9.1
Income taxes paid	-1.2	-5.0
Cash flow from operations before operating working capital	8.9	27.9
Current assets	25.6	-16.5
Current non-interest bearing liabilities	25.0	43.2
Operating working capital	50.6	26.7
Cash flow from operations	59.5	54.6
Investments in tangible fixed assets	-12.5	-28.4
Disposal of tangible fixed assets	2.2	1.0
Acquisition of group companies	-	-
Disposal of group companies	-	84.4
Cash flow from investments	-10.3	57.0
Free cash flow	49.2	111.6
Long-term debt	-1.0	-0.5
Financial fixed assets	0.1	14.9
Short-term interest-bearing debt	-62.5	48.2
Financing	-63.4	62.6
Financial income and expenses	-4.4	-5.8
Repurchase of ordinary shares	-	-
Dividends paid on ordinary shares	-	-
Dividends paid on type-B preferred shares	-	-
Reimbursement to financiers	-4.4	-5.8
Cash flow from financing	-67.8	56.8
Currency differences	0.2	2.6
Net cash flow	-18.4	171.0
Changes in cash through acquisitions and disposals	-	-
Changes in cash	-18.4	171.0

The 2001 figures have been adjusted for purposes of comparison.

Changes in shareholders' equity
(unaudited)

In millions €	2002	2001
January 1	333.8	301.4
Net income for the period	-2.5	-0.8
Goodwill participations and currency differences	1.1	14.5

Information by segment*
(unaudited)

In millions €	Three months ended March 31 2002	2001	Change 2002/2001
Revenue			
Randstad companies, Europe	692.9	785.2	-12 %
Randstad North America	306.0	344.8	-11 %
Tempo-Team and other group companies	138.0	152.6	-10 %
Yacht	59.8	74.5	-20 %
In-house services	77.4	67.2	15 %
Corporate/eliminations	-1.9	-2.2	
Continuing operations	1,272.2	1,422.1	-11 %
Discontinued operations	-	29.9	
Total revenue	1,272.2	1,452.0	-12 %
Gross profit			
Randstad companies, Europe	155.2	174.8	-11 %
Randstad North America	56.6	78.8	-28 %
Tempo-Team and other group companies	39.1	42.5	-8 %
Yacht	16.9	23.5	-28 %
In-house services	11.8	10.5	12 %
Corporate/eliminations	-0.3	1.7	
Continuing operations	279.3	331.8	-16 %
Discontinued operations	-	6.7	
Total gross profit	279.3	338.5	-17 %
Operating profit			
Randstad companies, Europe	8.4	22.6	-63 %
Randstad North America	-10.9	-31.7	66 %
Tempo-Team and other group companies	9.9	14.3	-31 %
Yacht	-1.1	1.6	-169 %
In-house services	0.1	1.0	-90 %
Corporate/eliminations	-4.8	0.8	
Continuing operations	1.6	8.6	-81 %
Discontinued operations	-	-0.6	
Total operating profit	1.6	8.0	-80 %
Revenue			
Netherlands	518.4	595.2	-13 %
Germany	119.2	153.1	-22 %
Belgium/Luxembourg	122.7	138.6	-11 %
France	71.9	79.3	-9 %
Spain	66.0	74.4	-11 %
United Kingdom	38.9	14.7	165 %
Other European countries	29.1	22.0	32 %
North America	306.0	344.8	-11 %
Continuing operations	1,272.2	1,422.1	-11 %
Discontinued operations	-	29.9	
Total revenue	1,272.2	1,452.0	-12 %
As a % of revenue from continuing operations			
Netherlands	40.7	41.9	
Germany	9.4	10.8	
Belgium/Luxembourg	9.6	9.8	
France	5.7	5.6	
Spain	5.2	5.2	
United Kingdom	3.1	1.0	
Other European countries	2.3	1.5	
North America	24.0	24.2	
Total revenues from continuing operations	100.0	100.0	

* Discontinued operations consist of Randon (security) and Hedson.

Growth analysis of continuing operations in %
(unaudited)

Three months ended March 31, 2002

	Total	Autonomous	Acquisition	Currency
Revenue by segment				
Randstad companies, Europe	-12 %	-14 %	2 %	0 %
Randstad North America	-11 %	-15 %	-	4 %
Tempo-Team and other group companies	-10 %	-10 %	-	-
Yacht	-20 %	-20 %	-	-
In-house services	15 %	5 %	10 %	-

	Total	Autonomous	Acquisition	Currency
Revenue by segment (geographical)				
Netherlands	-13 %	-13 %	-	-
Germany	-22 %	-22 %	-	-
Belgium/Luxembourg	-11 %	-11 %	-	-
France	-9 %	-9 %	-	-
Spain	-11 %	-11 %	-	-
United Kingdom	165 %	-7 %	169 %	3 %
Other European countries	32 %	31 %	-	1 %
North America	-11 %	-15 %	-	4 %

	Total	Autonomous	Acquisition	Currency
Income statement				
Revenue	-11 %	-13 %	1 %	1 %
Gross profit	-16 %	-19 %	2 %	1 %
Operating profit	-81 %	-71 %	-4 %	-7 %

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randstad holding

Annual figures 2001 Randstad Holding nv

Highlights 2001

- EPS in line with income forecast (€ 0.34)
- Results improve further in the Netherlands
- Successful execution of cost reductions program
- Yacht achieves profitability
- Cash flow improved
- Executive Board in place

Q4

- Markets in Europe and North America decrease further
- Revenue development in North America in line with market
- Germany produces loss

Financial highlights

In millions of €		Q4 2001	Q4 2000	ytd 2001	ytd 2000
Revenue from continuing operations		**1,395.6**	1,542.3	**5,788.5**	5,887.4
	Europe	**1,082.0**	1,134.0	**4,430.9**	4,297.4
	North America	**313.6**	408.3	**1,357.6**	1,590.0
Operating profit from continuing operations		**19.1**	66.9	**105.6**	245.6
	Europe	**37.3**	78.9	**183.4**	208.8
	North America	**(10.6)**	(3.0)	**(67.8)**	49.0
	Corporate/eliminations	**(7.6)**	(9.0)	**(10.0)**	(12.2)

In millions of €	Q4 2001	Q4 2000	ytd 2001	ytd 2000
Net income from ordinary operations	**10.0**	33.1	**48.3**	151.8
In €				
Earnings per ordinary share from ordinary operations	**0.07**	0.27	**0.34**	1.24

"During difficult times for us, it is important not to lose sight of the fact tha when the economy begins to recover Randstad will once again take the lead This requires careful planning," says Cleem Farla, CEO Randstad Holding "During these difficult periods it is important to prepare the organization for new period of recovery. In the past Randstad has always been able to com back stronger than ever after an economic downturn. I do not see any reaso why that should not be the case this time. While it is still uncertain when th market will begin to recover and how strong the recovery will be, the key issu is to be prepared. Consequently, in the past year we have implemented major cost-savings program, reassessed our e-commerce activities an defined the strategy for growth and performance improvement for the year ahead. We have made a conscious decision to retain extra capacity within ou distribution network. This is one of the main reasons why our indirect cost

are high in comparison to revenue. I consider the results for 200 disappointing, but we are looking to the future."

Fourth quarter results 2001

Revenue from continuing operations totaled € 1,395.6 million, 10% below th level of the same period in 2000. The acquisition effect increased the revenu by 2% and the currency effect was negative in the fourth quarter at 1%. Thi means that revenue decreased by 11% organically. The deteriorating marke conditions continued in the fourth quarter in all the countries in whic Randstad operates. Only in Italy there was market growth, but it was less tha in previous quarters. Under these difficult market conditions Randsta succeeded in gaining or maintaining market share in most market areas Because Randstad Nederland concentrated more on profitable revenue, it market share came under slight pressure. In North America, Randstad wa able to perform again in line with the market.

The gross margin from continuing operations in the fourth quarter was 23.0% compared to 25.8% in the same period of 2000. The price level in the Dutc market remained stable. Following a period of margin decline in Nort America, in the fourth quarter the gross margin stabilized at 19.0%.

Indirect costs from continuing operations totaled € 301.4 million. Clear cos reductions were achieved compared to 2000; in the fourth quarter of 200 these costs were € 331.1 million.

Revenue declined further. Operating profit from continuing operations cam under further pressure, because the reduced cost level, primarily a reflectio of maintaining extra capacity within our distribution network, declined less relative to revenue. Operating profit from continuing operations decrease from € 66.9 million in the fourth quarter of 2000 to € 19.1 million in the fourt quarter of 2001. The effects of the cost-savings program announced at th end of the third quarter and which has since been implemented will b apparent as from 2002. In Germany and the United States we are retainin substantial extra capacity within our branch network in order to be able to full benefit from a market recovery. Part of this extra capacity can be deployed a once.

Taxes (€ 4.0 million) were lower than in the fourth quarter last year (€ 17. million). The tax rate amounted to 29.4%. Result of the non-consolidate participating interest in newmonday.com was € 0.4 million positive in th fourth quarter.

Net income from ordinary operations totaled € 10.0 million. Includin amortization of goodwill and the extraordinary expenditure for th restructuring programs in the United States and Germany, net resul amounted to € 2.0 million negative.

Results for the entire year 2001

Revenue from continuing operations (€ 5,788.5 million) decreased by 2% in comparison to 2000. Acquisition and currency effects increased the revenue by 3% and 1% respectively. Revenue consequently decreased organically by 6%. The gross margin decreased from 24.3% to 23.0%. Operating profit from continuing operations improved in the first three quarters as a result of the implemented cost-saving measures. Revenue decreased further in the fourth quarter. The operating profit from continuing operations totaled € 105.6 million in 2001; considerably lower than the level of 2000 (€ 245.6 million).

The tax rate was 30.7% and the financial expenses amounted to € 25.9 million. The financing of two acquisitions in 2000 led on the one hand to an increase in financial expenses, but on the other hand financial expenses decreased due to a decline in working capital need. On balance the financial expenses rose by € 5.4 million. The net income from ordinary operations was € 48.3 million. Earnings per ordinary share from ordinary operations amounted to € 0.34. This means that the income forecast for the whole year of € 0.30 to € 0.40 issued in the third quarter has been achieved.

Free cash flow (€ 218.5 million) was considerably stronger than in 2000 (€ 228.9 million negative). This resulted in a decrease of the net debt position from € 538.2 million at year-end 2000 to € 405.3 million at year-end 2001. During 2001, operational working capital decreased by € 44.8 million while in 2000 there was still a considerable increase (€ 142.1 million). The movement of working capital in 2000 was mostly caused by an increasing Days Sales Outstanding (DSO); the decrease in 2001 is caused by declining revenue. Cash flow from investments was € 21.0 positive against € 344.9 negative in 2000. This was mostly the result of the receipt of funds from the divestment of the cleaning and security divisions in the first half of the year. In addition, real estate was alienated in the fourth quarter.

A cash dividend of € 0.14 per ordinary share is proposed. This will maintain pay-out at 40% of the profit from ordinary operations.

Results by segment

Randstad Europe

The revenue of Randstad Europe decreased by 8% in the fourth quarter from € 855.8 million in 2000 to € 785.9 million in 2001. The acquisition of SRS in the United Kingdom had a positive effect of 3% on the cumulative revenue of Randstad Europe. Organic revenue growth in the United Kingdom was 35%. Strong revenue growth was also achieved in Italy in the fourth quarter. Cumulative revenue dropped in the other European countries. Market share was gained in most countries. There was a particularly sharp decrease in the German (-10%), French (-8%) and Spanish (-10%) markets in comparison to the fourth quarter of 2000. Cumulative annual revenue was € 3,240.6 million, which is slightly higher than in 2000.

Operating profit in Q4 amounted to € 19.5 million, a 65% decrease. The primary reason for this disappointing development was the operating profit of Randstad Germany. Operating profit improved in most other European

countries during the first nine months of the year. Profit came under pressure in the fourth quarter. Operating profit in 2001 was € 111.7 million, in comparison to € 147.8 million in 2000.

Randstad North America
The market decreased by 22% in the fourth quarter (third quarter: 15% negative). In the same period the revenue of Randstad North America (€ 313.6 million) decreased by 21% in local currency. This brought to an end a period of loss of market share in the United States. The gross margin stabilized at 19%. The decrease in the gross margin in comparison to last year is primarily attributable to the elimination of recruitment and selection fees, the geographical revenue mix and an increase in large contracts. In 2000 the best gross margins were achieved in those regions where the markets declined the most in 2001.

Measures taken to consolidate the branch network and reduce headcount led to lower indirect costs ($ 63 million) in the fourth quarter in comparison to the fourth quarter of 2000 ($ 90 million). The relatively high indirect costs as a percentage of revenue are primarily due to retaining extra capacity within our branch network.

Operating profit in the fourth quarter totaled € 10.6 million negative. The effects of the additional measures announced in November 2001 will only be visible in the result from the first quarter of 2002.

Tempo-Team and other group companies
The other three Dutch group companies (Tempo-Team, Otter-Westelaken and Profcore) together showed a strong fourth quarter. While revenue dropped slightly in this quarter (- 4% to € 154.6 million), gross margin and operating profit developed favorably. Gross margin amounted to 28.8% and operating profit came to € 14.2 million.

The cumulative operating profit amounted to € 58.8 million.

Yacht
During the last year, Yacht has implemented cost-savings measures and refined the concept. Further, the company has been restructured from several specialist companies to one organization with various specialties. The Technology line of business is now market leader in the Netherlands and Belgium.

In the fourth quarter, Yacht achieved revenue of € 63.5 million, virtually the same amount as in the third quarter. This still represents a decrease of € 8.2 million in comparison to the fourth quarter in 2000. This decrease was particularly evident in the IT and Technology lines of business. In contrast, Finance & Management achieved strong growth and is now one of the market leaders in the Netherlands. The gross margin in the fourth quarter was 33.5%, slightly above the annual average of 32.1%. The rising level of understaffing in the third quarter was brought to a halt. In order to bring the risk profile more in line with the current market conditions, the policy is

focused on relatively stronger growth in the area of project-based contract staffing and further increasing the flexibility of the indirect costs.

Operating profit in the fourth quarter totaled € 2.6 million (fourth quarter 2000: € 1.1 million). For the full year the operating profit improved from € 10.7 million negative in 2000 to € 6.1 million positive in 2001.

In-house Services Capac Inhouse Services achieved a 55% increase in revenue in the fourth quarter. Revenue consequently amounted to € 80.5 million (fourth quarter 2000: € 52.1 million). The largest increases in revenue were achieved in the Netherlands and France. Revenue also developed positively in Spain. The gross margin decreased to 16.0% in the fourth quarter due to the increasing share of revenue from Southern European countries that on average have a lower margin than in the Netherlands.

Revenue rose over the entire year 2001 from € 193.3 million to € 309.5 million. The indirect costs increased in comparison to revenue due to investments in new in-house locations in France, Spain and Italy. Operating profit amounted to € 6.8 million in 2001.

Key developments

Appointments to the Executive Board Mr. Robert-Jan van de Kraats, Mr. Leo Lindelauf and Mr. Jim Reese have been appointed as members of the Executive Board as from January 1, 2002. These appointments mean that the Executive Board has now reached full strength.

Portfolio division of members of the Executive Board

- Cleem Farla - Chief Executive Officer
- Robert-Jan van de Kraats - Chief Financial Officer
- Leo Lindelauf - Randstad Europe I, in-house services and Tempo-Team
- Ben Noteboom - Randstad Europe II, Yacht and IT
- Jim Reese - Randstad North America

Strategy update

The strategic direction of Randstad was further defined in the fourth quarter. We made a careful evaluation of what Randstad stands for, our ambitions, the various markets, the service concepts, the brands, the people and the organization. This review revealed that the key objective is to revitalize the strength of Randstad and sharpen the focus of the entire organization in order to fully tap into that strength. Concepts and approaches that have proven to be successful must be expressly employed as the standards that guide our company. Based on our service concepts in 2001 we made an accurate review of the positions of our activities in the various countries. This review resulted in the formulation of stringent objectives regarding market development, revenue growth and profitability. In addition, we made a thorough inventory of our current and future portfolio.

The basic premise is that we wish to position two strong brands, Randstad

and Yacht, and determine per market whether there is space for sub specialization under a specialized international label within the brand. Due t the strong position of the Group in the Dutch market, Tempo-Team an Capac Inhouse Services will remain separate brands there. In the future th dependence on the Dutch market will decrease while the importance o specialization will increase.

Outlook

The uncertain economic prospects for Europe and the United States an particularly the uncertainty regarding when these markets will begin to recove have led us to exercise prudence in making forecasts for 2002. The negativ revenue development in Europe will continue in the first three months of 2002 While demand in the United States seems to be stabilizing, it is still too earl to refer to a recovery.

Randstad Holding nv

Financial agenda 2002

- Presentation of annual report Randstad Holding nv - March 20, 2002
- Publication first quarterly report - May 2, 2002
- General Meeting of Shareholders - May 22, 2002
- Publication second quarterly report - August 6, 2002
- Publication third quarterly report - October 29, 2002

- APPENDICES -

Certain statements in this document concern prognoses about the futur financial condition and the results of operations of Randstad Holding as wel as certain plans and objectives. Obviously, such prognoses involve risks an a degree of uncertainty since they concern future events and depend o circumstances that will apply then. Many factors may contribute to the actua results and developments differing from the prognoses made in thi document. These factors include general economic conditions, a shortage o the job market, changes in the demand for (flexible) personnel, changes i employment legislation, future currency and interest fluctuations, futur takeovers, acquisitions and disposals and the rate of technologica developments. These prognoses therefore apply only on the date on whic the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work an human resources services with group companies in Europe and Nort America. The Randstad Group is one of the largest temporary employmen organizations in the world and market leader in the Netherlands, Belgium Germany and the southeastern United States. Randstad is dedicated t

matching at the right time, the demand by individuals for challenging and well paid employment to the demand of organizations for employees of the righ caliber and the right qualifications. The Group is active under the bran names Randstad, Yacht , Capac Inhouse Services, Tempo-Team and Otter Westelaken. Randstad Holding nv (Reuters: RAND.AS) is listed on th Euronext Amsterdam exchange, where options for stocks in Randsta Holding are also traded.

Consolidated income statement
(unaudited)

In millions €	Three months ended December 31 2001	2000	Change 2001/2000	Twelve months ended December 31 2001	2000	Change 2001/2000
Revenue	**1,395.6**	1,608.5	(13%)	**5,818.4**	6,168.1	(6%)
Cost of services	**1,075.1**	1,196.1		**4,479.0**	4,685.3	
Gross profit	**320.5**	412.4	(22%)	**1,339.4**	1,482.8	(10%)
Personnel expenses	**193.5**	218.2		**784.7**	799.0	
Depreciation	**16.6**	16.0		**62.8**	53.9	
Other operating expenses	**91.3**	108.5		**388.1**	379.3	
Total operating expenses	**301.4**	342.7		**1,235.6**	1,232.2	
Operating profit	**19.1**	69.7	(73%)	**103.8**	250.6	(59%)
Financial income and expenses	**(5.5)**	(9.2)		**(25.9)**	(20.5)	
Income from operations before taxes	**13.6**	60.5		**77.9**	230.1	
Taxes	**(4.0)**	(17.6)		**(23.9)**	(67.2)	
Income from operations after taxes	**9.6**	42.9		**54.0**	162.9	
Income non-consolidated participation	**0.4**	(9.8)		**(5.7)**	(11.1)	
Net income from ordinary operations	**10.0**	33.1	(70%)	**48.3**	151.8	(68%)
Amortization of goodwill	**(0.4)**	-		**(1.2)**	-	
Extraordinary result after taxes	**(11.6)**	55.4		**13.0**	55.4	
Net income	**(2.0)**	88.5	(102%)	**60.1**	207.2	(71%)
Net income	**(2.0)**	**88.5**		**60.1**	**207.2**	
Preferred dividend	**(2.1)**	**(2.1)**		**(8.6)**	**(8.6)**	
Net income for ordinary shareholders	**(4.1)**	**86.4**		**51.5**	**198.6**	
Earnings per ordinary share (€)	**(0.04)**	**0.75**	**103%**	**0.45**	**1.72**	**74%**
Earnings per ordinary share from ordinary operations (€)	**0.07**	**0.27**	**74%**	**0.34**	**1.24**	**73%**
Diluted earnings per ordinary share from ordinary operations (€)	**0.07**	**0.27**		**0.34**	**1.24**	
Number of ordinary shares outstanding, average (mln)	**115.4**	**115.6**		**115.6**	**115.8**	
Diluted number of ordinary shares outstanding, average (mln)	**115.4**	**115.6**		**115.6**	**115.8**	
Gross margin	**23.0%**	**25.6%**		**23.0%**	**24.0%**	
EBITDA margin	**3.2%**	**5.3%**		**3.0%**	**4.9%**	
Operating margin	**1.4%**	**4.3%**		**1.8%**	**4.1%**	
Net margin from ordinary operations	**0.7%**	**2.1%**		**0.8%**	**2.5%**	

Consolidated balance sheet
(unaudited)

In millions €	December 31, 2001	December 31, 2000
Intangible fixed assets	7.0	-
Tangible fixed assets	264.1	253.4
Financial fixed assets	420.6	343.7
Fixed assets	691.7	597.1
Receivables	1,077.3	1,309.1
Cash and cash equivalents	206.2	53.6
Current assets	1,283.5	1,362.7
Current liabilities	902.9	977.9
Working capital	380.6	384.8
Capital employed	1,072.3	981.9
Long-term debt	415.0	415.6
Provisions	323.5	264.9
Shareholders' equity	333.8	301.4
	1,072.3	981.9

Operating working capital	395.7	489.1
Operating capital employed	659.8	742.5
Interest-bearing debt	611.5	591.8
Net debt	405.3	538.2
Balance sheet total	1,975.2	1,959.8

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended December 31 2001	Three months ended December 31 2000	Twelve months ended December 31 2001	Twelve months ended December 31 2000
Operating profit	19.1	69.7	103.8	250.6
Depreciation	16.6	16.0	62.8	53.9
Asset impairment	9.1	-	9.1	-
EBITDA	44.8	85.7	175.7	304.5
Provisions	(2.0)	(16.0)	(20.3)	(39.9)
Income taxes paid	(0.2)	25.6	(2.7)	(6.5)
Cash flow from operations before operating working capital	42.6	95.3	152.7	258.1
Current assets	134.9	97.6	94.9	(110.7)
Current non-interest bearing liabilities	(103.9)	(38.8)	(54.1)	(31.4)
Operating working capital	31.0	58.8	44.8	(142.1)
Cash flow from operations	73.6	154.1	197.5	116.0
Investments in tangible fixed assets	(24.6)	(32.7)	(113.4)	(113.3)
Disposal of tangible fixed assets	19.4	0.8	22.9	4.9
Acquisition of group companies	1.0	-	(11.5)	(236.5)
Disposal of group companies	-	-	123.0	-
Cash flow from investments	(4.2)	(31.9)	21.0	(344.9)
Free cash flow	69.4	122.2	218.5	(228.9)
Long-term debt	-	(6.5)	(0.6)	90.3
Financial fixed assets	8.7	(50.4)	16.1	(41.7)
Short-term interest-bearing debt	33.2	(77.5)	16.7	139.4
Financing	41.9	(134.4)	32.2	188.0
Financial income and expenses	(5.5)	(9.2)	(25.9)	(20.5)
Repurchase of ordinary shares	-	-	(2.3)	-
Dividends paid on ordinary shares	-	-	(57.8)	(79.8)
Dividends paid on type-B preferred shares	-	-	(8.6)	(8.6)
Reimbursement to financiers	(5.5)	(9.2)	(94.6)	(108.9)
Cash flow from financing	36.4	(143.6)	(62.4)	79.1
Currency differences	(5.7)	0.4	(3.1)	27.4
Net cash flow	100.1	(21.0)	153.0	(122.4)
Changes in cash through acquisitions and disposals	-	(8.6)	(0.4)	(5.9)
Changes in cash	100.1	(29.6)	152.6	(128.3)

D

The 2000 figures have been adjusted for purposes of comparison

Changes in shareholders' equity[1]
(unaudited)

In millions €	2001	2000
October 1	368.4	285.4
Net income for the period	(2.0)	88.5
Goodwill participations and currency differences	(7.8)	(6.1)
Dividends	(24.8)	(66.4)
December 31	333.8	301.4
January 1	301.4	331.0
Net income for the period	80.1	207.2
Goodwill participations and currency differences	(0.6)	(170.4)
Dividends	(24.8)	(66.4)
Repurchase of ordinary shares	(2.3)	-
December 31	333.8	301.4

[1]after profit appropriation

Information by segment[*]
(unaudited)

In millions €	Three months ended December 31 2001	Three months ended December 31 2000	Change 2001/2000	Twelve months ended December 31 2001	Twelve months ended December 31 2000	Change 2001/2000
Revenue						
Randstad Europe	**785.9**	855.8	-8 %	**3,240.6**	3,216.7	1%
Randstad North America	**313.6**	408.3	-23%	**1,357.6**	1,590.0	-15%
Tempo-Team/Otter-Westelaken	**154.6**	160.9	-4%	**620.2**	627.8	-1%
Yacht	**63.5**	71.7	-11%	**267.9**	282.4	-5%
Capac Inhouse Services	**80.5**	52.1	55%	**309.5**	193.3	60%
Corporate/eliminations	**(2.5)**	(6.5)		**(7.3)**	(22.8)	
Continuing operations	**1,395.6**	1,542.3	-10%	**5,788.5**	5,887.4	-2%
Discontinued operations	**0.0**	66.2		**29.9**	280.7	
Total revenue	**1,395.6**	1,608.5	-13%	**5,818.4**	6,168.1	-6%
Gross profit						
Randstad Europe	**180.7**	210.3	-14%	**734.3**	753.6	-3%
Randstad North America	**59.5**	98.3	-39%	**283.9**	383.1	-26%
Tempo-Team/Otter-Westelaken	**44.5**	50.0	-11%	**173.3**	176.0	-2%
Yacht	**21.3**	22.4	-5%	**86.1**	82.6	4%
Capac Inhouse Services	**12.9**	11.5	12%	**48.7**	36.8	32%
Corporate/eliminations	**1.6**	5.5		**6.4**	(4.2)	
Continuing operations	**326.5**	398.0	-19%	**1,332.7**	1,427.9	-7%
Discontinued operations	**0.0**	14.4		**6.7**	54.9	
Total gross profit	**326.5**	412.4	-22%	**1,339.4**	1,482.8	-10%
Operating profit						
Randstad Europe	**19.5**	54.9	-64%	**111.7**	147.8	-24%
Randstad North America	**(10.6)**	(3.0)	-253%	**(67.8)**	49.0	-238%
Tempo-Team/Otter-Westelaken	**14.2**	20.2	-30%	**58.8**	61.3	-4%
Yacht	**2.6**	1.1	136%	**6.1**	(10.7)	157%
Capac Inhouse Services	**1.0**	2.7	-63%	**6.8**	10.4	-35%
Corporate/eliminations	**(7.6)**	(9.0)		**(10.0)**	(12.2)	
Continuing operations	**19.1**	66.9	-71%	**105.6**	245.6	-57%
Discontinued operations	**0.0**	2.8		**(1.8)**	5.0	
Total operating profit	**19.1**	69.7	-73%	**103.8**	250.6	-59%
Revenue						
Netherlands	**567.7**	617.8	-8%	**2,341.8**	2,455.4	-5%
Germany	**144.8**	162.2	-11%	**617.7**	599.0	3%
Belgium/Luxembourg	**137.5**	151.5	-9%	**559.0**	578.4	-3%
France	**83.2**	86.2	-3%	**349.0**	335.9	4%
Spain	**72.1**	77.5	-7%	**298.8**	197.3	51%
United Kingdom	**45.8**	13.5	239%	**151.2**	46.6	224%
Other European countries	**30.9**	25.3	22%	**113.4**	84.8	34%
North America	**313.6**	408.3	-23%	**1,357.6**	1,590.0	-15%
Continuing operations	**1,395.6**	1,542.3	-10%	**5,788.5**	5,887.4	-2%
Discontinued operations	**0.0**	66.2		**29.9**	280.7	
Total revenue	**1,395.6**	1,608.5	-13%	**5,818.4**	6,168.1	-6%
As a % of revenue from continuing operations						
Netherlands	**40.6**	40.1		**40.4**	41.7	
Germany	**10.4**	10.5		**10.7**	10.2	
Belgium/Luxembourg	**9.9**	9.8		**9.7**	9.8	
France	**6.0**	5.6		**6.0**	5.7	
Spain	**5.2**	5.0		**5.2**	3.4	
United Kingdom	**3.3**	0.9		**2.6**	0.8	
Other European countries	**2.2**	1.6		**2.0**	1.4	
North America	**22.4**	26.5		**23.4**	27.0	
Total revenues from continuing operations	**100.0**	100.0		**100.0**	100.0	

[*] Discontinued operations consist of Lavold (cleaning), Randon (security) and Hedson, the 2000 figures have been adjusted for purposes of comparison

Growth analysis of continuing operations in %
(unaudited)

	Three months ended December 31, 2001				
	Total	**Autonomous**	**Acquisition**	**Currency**	**Transferred**
Revenue by segment					
Randstad Europe	-8	-9	3	0	-2
Randstad North America	-23	-21	0	-2	-
Tempo-Team/Otter-Westelaken	-4	-4	-	-	-
Yacht	-11	-11	-	-	-
Capac Inhouse Services	55	22	-	0	33
Corporate/eliminations	62				
Continuing operations	-10	-11	2	-1	
	Total	**Autonomous**	**Acquisition**	**Currency**	
Revenue by segment (geographical)					
Netherlands	-8	-8	-	-	
Germany	-11	-11	-	-	
Belgium	-9	-9	-	-	
France	-3	-3	-	-	
Spain	-7	-7	-	-	
United Kingdom	239	35	208	-4	
Other European countries	22	21	-	1	
North America	-23	-21	0	-2	
Continuing operations	-10	-11	2	-1	
	Total	**Autonomous**	**Acquisition**	**Currency**	
Income statement					
Revenue	-10	-11	2	-1	
Gross profit	-19	-21	2	0	
Operating profit	-71	-73	1	1	

	Twelve months ended December 31, 2001				
	Total	**Autonomous**	**Acquisition**	**Currency**	**Transferred**
Revenue by segment					
Randstad Europe	1	-2	5	0	-2
Randstad North America	-15	-18	1	2	
Tempo-Team/Otter-Westelaken	-1	-1	-	-	
Yacht	-5	-5	-	0	
Capac Inhouse Services	60	22	-	0	38
Corporate/eliminations	68				
Continuing operations	-2	-6	3	1	
	Total	**Autonomous**	**Acquisition**	**Currency**	
Revenue by segment (geographical)					
Netherlands	-5	-5	-	-	
Germany	3	3	-	-	
Belgium	-3	-3	-	-	
France	4	4	-	-	
Spain	51	8	43	-	
United Kingdom	224	42	185	-3	
Other European countries	34	32	-	2	
North America	-15	-18	1	2	
Continuing operations	-2	-6	3	1	
	Total	**Autonomous**	**Acquisition**	**Currency**	
Income statement					
Revenue	-2	-6	3	1	
Gross profit	-7	-10	2	1	
Operating profit	-57	-58	2	-1	

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Appendix B

2001 Press Releases

06 Nov, 2001	Third quarter results 2001 Randstad Holding nv
22 Oct, 2001	Career site newmonday.com discontinues its activities
08 Oct, 2001	Hans Zwarts (age 61) announces his departure effective January 1, 2002
10 Sep, 2001	Staffing Industry Data Exchange Standards Donated to HR-XML
22 Aug, 2001	Half-year report 2001 Randstad Holding nv
12 Jul, 2001	Appointment CFO of Randstad Holding nv
12 Jul, 2001	Jim Reese appointed CEO Randstad North America
25 Apr, 2001	Europe on track, economic setbacks in US
25 Apr, 2001	Randstad Holding nv finalizes sale of Lavold activities in Belgium
09 Apr, 2001	Randstad Holding nv changes top structure
06 Apr, 2001	Randstad Holding nv closes deals with Securicor
09 Mar, 2001	Randstad sells Randon and strengthens position in UK
21 Feb, 2001	Net profit Randstad Holding comes to € 207.2 million
20 Feb, 2001	Randstad Holding nv finalizes sale of Lavold activities in the Netherlands and Germany

randstad holding

Third quarter results 2001 Randstad Holding nv

Key points

- In third quarter positive trend continued
- Present cost-reduction program on schedule
- Deteriorating economic climate in both North America and Europe
- Fourth quarter results of 2001 expected to be below results of third quarter
- Second round of cost reduction in progress
- Further efficiency improvement of branch network
- Provision for reorganization of approximately net € 8 million in fourth quarter
- Recovery of economic climate in 2002 remains uncertain
- Expected earnings per share from ordinary operations FY2001 between € 0.30 and € 0.4
- Cleem Farla will succeed Hans Zwarts as CEO as from January 1, 2002

In millions of €		Q3 2001	Q3 2000	ytd 2001	ytd 2000
Revenue from continuing operations		**1,507.5**	1,555.6	**4,392.9**	4,345.1
	Europe	**1,170.6**	1,144.4	**3,348.9**	3,163.4
	North America	**336.9**	411.2	**1,044.0**	1,181.7
Operating profit from continuing operations		**43.8**	63.1	**86.5**	178.7
	Europe	**57.4**	49.8	**146.1**	129.9
	North America	**(14.5)**	5.8	**(57.2)**	52.0
	Corporate/eliminations	**0.9**	7.5	**(2.4)**	(3.2)

In millions of €	Q3 2001	Q3 2000	ytd 2001	ytd 2000
Net income from ordinary operations	**22.8**	41.2	**38.3**	118.7
Net income	**22.5**	41.2	**62.1**	118.7
In €				
Earnings per ordinary share from ordinary operations	**0.18**	0.34	**0.28**	0.97
Earnings per ordinary share	**0.18**	0.34	**0.48**	0.97

"During the year we saw our results improving due to the far-reaching measures we took in 2000. More recently, our operations are affected by the strong slowdown in the market," Zwarts, Chief Executive Officer of the Randstad Group. "We have therefore implemented ne measures, which will not only affect our overhead, but also to a limited degree our branch ne will continue our presence in all existing markets. Emphasis will be on efficiency improveme that this operation will demand a lot from our people, but in the long run this tough period wil stronger position in the competitive field. We have a clear operational focus for the short term, same time we look beyond the horizon to prepare ourselves for market recovery and future gr

Third quarter results 2001

Revenue from continued operations, at € 1,507.5 million, fell just below the level of the third last year (2000: € 1,555.6 million). Acquisitions and currency effects increased revenue by 0.3% respectively, so that revenue decreased autonomously by 5.1%. This fall in revenue wa the result of operations in North America, and to a lesser extent, the stagnating mar

Netherlands. Most European countries achieved growth in this period.

During the period under consideration, the gross margin from continuing operations was compared to 24.1% in the same period last year. In the Netherlands price levels remained st in the United States margins were put under additional pressure.

As a result of cost-saving measures, the level of operating costs from continuing operations i quarter of 2001 (€ 296.7 million) was lower than in previous quarters (first quarter 2001: € 323 quarter of 2001: € 305.8 million).

The operating profit from continuing operations was € 43.8 million as compared to € 63.1 mi third quarter of 2000. As a result of deteriorating market conditions and the accompanying dis revenue development, the costs of the branch network in North America and Germany wer high. This situation put the operating profit under pressure at the end of the third quarter. In operating profit from continuing operations improved.

At € 10.0 million, taxes were lower than in the third quarter of 2000 (€ 17.4 million). The tax b 29.2%. The result of the non-consolidated participating interest, newmonday.com was in the th of 2001 € 1.5 million negative.

Net income from ordinary operations was € 22.8 million (third quarter of 2000: € 41.2 million).

Results for the first nine months

During the first nine months of this year, revenue from continuing operations (€ 4,392 increased slightly in each quarter. The gross margin from continuing operations fell from 23,0%. The operating profit from continuing operations (€ 86.5 million) improved substantially period in each successive quarter as a result of cost-saving measures. The operating continuing operations was in the third quarter with € 43.8 million virtually equal to the result two quarters combined (€ 42.7 million). Financial expenses were € 20.4 million (third quarter 11.3). This increase was primarily the result of financing acquisitions during the second half of

Measures in North America and Germany

In North America, owing to the deteriorating economic climate and forecasts for the next six number of supplementary measures were taken. Various branches will be merged to attune t network more effectively to local market conditions. These activities will be accompanied by of staff at the branches and at the local head office.

In Germany the existing infrastructure will be harmonized more effectively to local market This measure too will lead to a reduction of staff at the branches. Integration of the present office locations will be accelerated as well.

A provision of approximately € 8 million for these measures will be entered in 2001 as ext expense. The payback period for this provision will be less than a year.

Results per segment

The Randstad Group is organized into four divisions (Yacht, Randstad North America, Randst

and Capac Inhouse Services). In addition, the Dutch operating companies Tempo-Team Westelaken answer directly to the Executive Board as well.

Randstad Europe

At Randstad Europe revenue at € 858.7 million in the third quarter was virtually equal to the th of 2000. The gross margin fell from 23.6% to 22.7%. Autonomous growth in revenue was 2 The acquisition SRS in the United Kingdom had a positive effect of 3 % on total revenue of Europe. In the United Kingdom impressive autonomous growth of 43% in revenue was achiev

The operating profit fell by 6%, from € 43.3 million in the third quarter of 2000 to € 40.6 million quarter of 2001. In most European countries the operating profit improved in comparison to t quarter of 2001. In Germany the level of operating expenses is nevertheless still too high.

Randstad North America

The revenue of Randstad North America fell in local currency in the third quarter of 200 compared to the third quarter of 2000. Although at this percentage Randstad North Americ behind the negative market growth (16% negative), the distance on the market continues to number of staffing employees per week stabilized during the third quarter as compared to t quarter.

In the third quarter the gross margin was 19.7% (2000: 24.3%). This result was caused revenue in regions with a higher margin, by the slowdown in recruitment and selection ord lower margins in the market as a result of increased competition. Staffing employees at Rand America who lost their jobs as a direct result of the attacks on New York continued to receiv limited period. These costs were accounted for in the gross margin. The operating profit million negative (third quarter 2000: € 5.8 million positive).

Tempo-Team/Otter-Westelaken

The joint revenue of Tempo-Team and Otter-Westelaken was in the third quarter at € 162.7 mi to that of the same period last year. Both operating companies increased their market share gross margin remained the same (2001: 27.3%; 2000: 27.2%). The operating profit rose million, a rise of 22% compared to the third quarter of 2000. Both operating companies are very well on the Dutch market.

Yacht

Yacht realized a revenue of € 63.0 million, a slight fall of € 3.7 million compared to the same year. The ICT market is still suffering from the international slowdown. The gross margin at fractionally from 30.6% to 30.3% in the third quarter of 2001. The operating profit in the th improved, from € 7.4 million negative in the third quarter of 2000 to € 1.2 million negative in period this year. At the end of the third quarter an increase in under-utilization was seen. I match the risk profile more effectively to current market conditions, policy will focus incre project contract placement.

Capac Inhouse Services

With 71% (of which 29% autonomously) Capac Inhouse Services achieved another substanti in revenue (€ 88.2 million). Revenue grew in the third quarter particularly in France (11% auto and in the Netherlands (19% autonomously). The first successes were secured on the Sp English markets. In the third quarter it was decided to launch Capac in Italy as well.

The gross margin in the third quarter was 16.3%, but is not comparable to the margin o (17.5%), partly owing to the substantial expansion in revenue outside the Netherlands. The gr improved in comparison to the second quarter of 2001. The operating profit (€ 3.6 million) substantially (third quarter 2000: € 2.1 million and second quarter 2001: € 1.2 million) and w apart from the gross margin, primarily by the increased scale of operations.

Important developments

newmonday.com

In the third quarter the decision was taken to terminate the operations of the c newmonday.com as at November 1, 2001.

Implementation of back/front office system in California

The integrated new back/front office system in North America was implemented successf branches in California. On January 1 the second phase of implementation will start. The syste important administrative and commercial functionality.

Public Affairs

The European Commission will shortly make a proposal for a directive in the field of tempora Employers federations and trade unions have recognized both the positive contribution of staffing to employment and the need for employee protection.

New senior management appointments

On January 1, 2002 Cleem Farla will succeed Hans Zwarts as CEO. Leo Lindelauf (formerly the division board of Randstad Europe), Robert-Jan van de Kraats, (CFO Randstad Holdi September 1 2001) and Jim Reese (CEO Randstad North America) will be nominated at t Meeting of Shareholders as members of the Executive Board of Randstad Holding.

Outlook

During the presentation of the half-year results the Executive Board indicated that it woul forecasts for the results of the entire year owing to the uncertain economic prospects, particu United States. The improvement of the group result, which became visible during the first six 2001, continued in the third quarter. The results of the attacks in the United States and the slump in the global economic situation are expected to put revenue and possibly mar in the fourth quarter in North America and Europe.

Additional measures taken will bring operating costs in line with the expected fall in revenue. T from ordinary operations will nevertheless come under pressure. The gross margin will b favorably in the fourth quarter by about half a percent due to an incidental character.

The Executive Board expects net income from ordinary operations for the 2001 financial between € 43 and € 55 million. Earnings from ordinary operations for 2001 will be between € 0.40.

The Executive Board assumes that recovery of the economic climate in 2002 remains unc aforementioned supplementary measures are based on this assumption.

Randstad Holding nv

Financial agenda 2001 - 2002

Special Meeting of Shareholders	November 21, 2001
Publication of fourth quarter results and definitive annual figures	February 26, 2002
Publication of 2001 Annual Report	March 20, 2002
Publication of first quarter results	May 2, 2002
General Meeting of Shareholders	May 22, 2002
Publication of second quarter results	August 6, 2002
Publication of third quarter results	October 29, 2002

Certain statements in this document concern prognoses about the future financial conditio results of operations of Randstad Holding as well as certain plans and objectives. Obvio prognoses involve risks and a degree of uncertainty since they concern future events and circumstances that will apply then. Many factors may contribute to the actual results and dev differing from the prognoses made in this document. These factors include general economic a shortage on the job market, changes in the demand for (flexible) personnel, changes in e legislation, future currency and interest fluctuations, future takeovers, acquisitions and dispos rate of technological developments. These prognoses therefore apply only on the date on document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resourc with group companies in Europe and North America. The Randstad Group is one of t temporary employment organizations in the world and market leader in the Netherlands Germany and the southeastern United States. Randstad is dedicated to matching at the righ demand by individuals for challenging and well-paid employment to the demand of organi employees of the right caliber and the right qualifications. The Group is active under the br Randstad, Yacht, Capac Inhouse Services, Tempo-Team and Otter-Westelaken. Randstad (Reuters: RAND.AS) is listed on the Euronext Amsterdam exchange, where options for Randstad Holding are also traded. For more information about Randstad Hol http://www.randstadholding.com/ and/or send an e-mail corporate_communication@randstadholding.com or investor_relations@randstadholding.com.

Consolidated income statement (unaudited)

In millions €	Three months ended September 30 2001	2000	Change 2001/2000	Nine months ended September 30 2001	2000
Revenue	**1,507.5**	1,630.7	-8%	**4,422.8**	4,559.6
Cost of services	**1,167.0**	1,240.7		**3,403.9**	3,489.2
Gross profit	**340.5**	390.0	-13%	**1,018.9**	1,070.4
Personnel expenses	**192.3**	207.5		**591.2**	580.8
Depreciation	**14.7**	14.0		**46.2**	37.9
Other operating expenses	**90.7**	104.1		**296.8**	270.8
Total operating expenses	**297.7**	325.6		**934.2**	889.5
Operating profit	**42.8**	64.4	-34%	**84.7**	180.9
Financial income and expenses	**-8.5**	-4.5		**-20.4**	-11.3
Income from operations before taxes	**34.3**	59.9		**64.3**	169.6
Taxes	**-10.0**	-17.4		**-19.9**	-49.6
Income from operations after taxes	**24.3**	42.5		**44.4**	120.0
Income non-consolidated participation	**-1.5**	-1.3		**-6.1**	-1.3
Net income from ordinary operations	**22.8**	41.2	-45%	**38.3**	118.7
Amortization of goodwill	**-0.4**	-		**-0.8**	-
Extraordinary result after taxes	**0.1**	-		**24.6**	-
Net income	**22.5**	41.2	-45%	**62.1**	118.7
Net income	**22.5**	41.2		**62.1**	118.7
Preferred dividend	**-2.2**	-2.2		**-6.5**	-6.5
Net income for ordinary shareholders	**20.3**	39.0		**55.6**	112.2
Earnings per ordinary share (€)	**0.18**	0.34	-47%	**0.48**	0.97
Earnings per ordinary share from ordinary operations (€)	**0.18**	0.34	-47%	**0.28**	0.97
Diluted earnings per ordinary share from ordinary operations (€)	**0.18**	0.34		**0.28**	0.97
Number of ordinary shares outstanding (mln)	**115.6**	115.6		**115.6**	115.6
Diluted number of ordinary shares outstanding (mln)	**115.6**	115.6		**115.6**	115.6
Gross margin	**22.6%**	23.9%		**23.0%**	23.5%
EBITDA margin	**3.8%**	4.8%		**3.0%**	4.8%
Operating margin	**2.8%**	3.9%		**1.9%**	4.0%
Net margin from ordinary operations	**1.5%**	2.5%		**0.9%**	2.6%

Consolidated balance sheet
(unaudited)

In millions €	**September 30, 2001**	September 30, 2000	December 31, 2000
Intangible fixed assets	**7.7**	-	-
Tangible fixed assets	**281.7**	244.6	253.4
Financial fixed assets	**384.9**	322.9	343.7
Fixed assets	**674.3**	567.5	597.1
Receivables	**1,207.5**	1,351.5	1,309.1
Cash and cash equivalents	**106.1**	83.2	53.6
Current assets	**1,313.6**	1,434.7	1,362.7
Current liabilities	**937.8**	1,066.8	977.9
Working capital	**375.8**	367.9	384.8
Capital employed	**1,050.1**	935.4	981.9
Long-term debt	**415.0**	422.1	415.6
Provisions	**266.7**	227.9	264.9
Shareholders' equity	**368.4**	285.4	301.4
	1,050.1	935.4	981.9
Operating working capital	**433.0**	538.4	489.1
Operating capital employed	**714.7**	783.0	742.5
Interest-bearing debt	**578.3**	675.8	591.8
Net debt	**472.2**	592.6	538.2
Balance sheet total	**1,987.9**	2,002.2	1,959.8

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended September 30		Nine months ended September 30	
	2001	2000	**2001**	2000
Operating profit	**42.8**	64.4	**84.7**	180.9
Depreciation	**14.7**	14.0	**46.2**	37.9
Provisions	**-7.9**	-0.4	**-18.3**	-23.9
Income taxes paid	**-0.9**	-9.2	**-2.5**	-32.1
Cash flow from operations before operating working capital	**48.7**	68.8	**110.1**	162.8
Current assets	**28.2**	-57.6	**8.4**	-208.3
Current non-interest bearing liabilities	**48.8**	-29.7	**44.2**	-99.4
Operating working capital	**77.0**	-87.3	**52.6**	-307.7
Cash flow from operations	**125.7**	-18.5	**162.7**	-144.9
Investments in tangible fixed assets	**-17.1**	-32.9	**-88.8**	-80.6
Disposal of tangible fixed assets	**1.6**	1.1	**3.5**	4.1
Acquisition of group companies	**-**	-229.8	**-12.5**	-236.5
Disposal of group companies	**-**	-	**123.0**	-
Cash flow from investments	**-15.5**	-261.6	**25.2**	-313.0
Free cash flow	**110.2**	-280.1	**187.9**	-457.9
Long-term debt	**-3.0**	96.3	**-0.6**	96.8
Provision deferred taxation	**-5.4**	103.6	**18.1**	106.8
Financial fixed assets	**-20.3**	-34.9	**-49.5**	8.7
Short-term interest-bearing debt	**-97.1**	5.1	**-16.5**	216.9
Financing	**-125.8**	170.1	**-48.5**	429.2
Financial income and expenses	**-8.5**	-4.5	**-20.4**	-11.3
Repurchase of ordinary shares	**-2.4**	-	**-2.4**	-
Dividends paid on ordinary shares	**-**	-	**-57.8**	-79.8
Dividends paid on preferred shares B	**-**	-	**-8.6**	-8.6
Reimbursement to financiers	**-10.9**	-4.5	**-89.2**	-99.7
Cash flow from financing	**-136.7**	165.6	**-137.7**	329.5
Currency differences	**-1.2**	27.0	**2.7**	27.0
Net cash flow	**-27.7**	-87.5	**52.9**	-101.4
Changes in cash through acquisitions and disposals	**-**	1.3	**-0.4**	2.7
Changes in cash	**-27.7**	-86.2	**52.5**	-98.7

Changes in shareholders' equity
(unaudited)

In millions €	**2001**	2000
July 1	**367.0**	407.6
Net income for the period	**22.5**	41.2
Goodwill participations	**0.0**	-174.9
Currency differences	**-18.7**	11.5
Dividends	**-**	-
Repurchase of ordinary shares	**-2.4**	-
September 30	**368.4**	285.4
January 1	**301.4**	331.0
Net income for the period	**62.1**	118.7
Goodwill participations	**0.0**	-181.0
Currency differences	**7.3**	16.7
Dividends	**-**	-
Repurchase of ordinary shares	**-2.4**	-
September 30	**368.4**	285.4

Information by segment*
(unaudited)

In millions €	Three months ended September 30 2001	2000	Change 2001/2000	Nine months ended September 30 2001	2000	Cl 2001
Revenue						
Randstad Europe	**858.7**	869.8	-1%	**2,454.7**	2,360.9	
Randstad North America	**336.9**	411.2	-18%	**1,044.0**	1,181.7	
Tempo-Team/Otter-Westelaken	**162.7**	162.7	0%	**465.6**	466.9	
Yacht	**63.0**	66.7	-6%	**204.4**	210.7	
Capac Inhouse Services	**88.2**	51.5	71%	**229.0**	141.2	
Corporate/eliminations	**-2.0**	-6.3		**-4.8**	-16.3	
Continuing operations	**1,507.5**	1,555.6	-3%	**4,392.9**	4,345.1	
Discontinued operations	**-**	75.1		**29.9**	214.5	
Total revenue	**1,507.5**	1,630.7	-8%	**4,422.8**	4,559.6	
Gross profit						
Randstad Europe	**194.5**	205.1	-5%	**553.6**	543.3	
Randstad North America	**66.5**	100.1	-34%	**224.4**	284.8	
Tempo-Team/Otter-Westelaken	**44.4**	44.2	0%	**128.8**	126.0	
Yacht	**19.1**	20.4	-6%	**64.8**	60.2	
Capac Inhouse Services	**14.4**	9.0	60%	**35.8**	25.3	
Corporate/eliminations	**1.6**	-4.3		**4.8**	-9.7	
Continuing operations	**340.5**	374.5	-9%	**1,012.2**	1,029.9	
Discontinued operations	**-**	15.5		**6.7**	40.5	
Total gross profit	**340.5**	390.0	-13%	**1,018.9**	1,070.4	
Operating profit						
Randstad Europe	**40.6**	43.3	-6%	**92.2**	92.9	
Randstad North America	**-14.5**	5.8	-350%	**-57.2**	52.0	-
Tempo-Team/Otter-Westelaken	**14.4**	11.8	22%	**44.6**	41.1	
Yacht	**-1.2**	-7.4	84%	**3.5**	-11.8	
Capac Inhouse Services	**3.6**	2.1	71%	**5.8**	7.7	
Corporate/eliminations	**0.9**	7.5		**-2.4**	-3.2	
Continuing operations	**43.8**	63.1	-31%	**86.5**	178.7	
Discontinued operations	**-1.0**	1.3		**-1.8**	2.2	
Total operating profit	**42.8**	64.4	-34%	**84.7**	180.9	
Revenue						
Netherlands	**599.3**	626.7	-4%	**1,774.1**	1,837.6	
Germany	**169.9**	165.7	3%	**472.9**	436.8	
Belgium	**149.4**	151.2	-1%	**421.5**	426.9	
France	**97.8**	92.7	6%	**265.8**	249.7	
Spain	**77.9**	72.8	7%	**226.7**	119.8	
United Kingdom	**47.1**	12.7	271%	**105.4**	33.1	
Other European countries	**29.2**	22.6	29%	**82.5**	59.5	
North America	**336.9**	411.2	-18%	**1,044.0**	1,181.7	
Continuing operations	**1,507.5**	1,555.6	-3%	**4,392.9**	4,345.1	
Discontinued operations	**-**	75.1		**29.9**	214.5	
Total revenue	**1,507.5**	1,630.7	-8%	**4,422.8**	4,559.6	
As a % of revenue from continuing operations						
Netherlands	**39.8**	40.3		**40.4**	42.3	
Germany	**11.3**	10.6		**10.8**	10.0	
Belgium	**9.9**	9.7		**9.6**	9.8	
France	**6.5**	6.0		**6.0**	5.7	
Spain	**5.2**	4.7		**5.2**	2.8	
United Kingdom	**3.1**	0.8		**2.4**	0.8	
Other European countries	**1.9**	1.5		**1.8**	1.4	
North America	**22.3**	26.4		**23.8**	27.2	
Total revenues from continuing operations	**100.0**	100.0		**100.0**	100.0	

* Discontinued operations consist of Lavold (cleaning), Randon (security) and Hedson; the 2000 figures have been adjusted for purposes of comparison.

randstad holding

Career site newmonday.com discontinues its activities

VNU, a leading media and information company, and Randstad Holding, an international staffing company today announced that they have decided to discontinue the activities of the career site newmonday.com, effective November 1, 2001. Both companies have a 50% stake in the joint venture.

Newmonday.com, an on line career center for college graduates, is active in the Netherlands, the United Kingdom, Belgium, France, Italy and Spain. It has approximately 140 employees.

Due to considerably changed conditions in the recruitment market, the revenue of newmonday.com has not met the expectations. VNU and Randstad consequently foresee insufficient prospects for jointly continuing the activities of the career site.

VNU will integrate a number of activities of newmonday.com in the Netherlands and the United Kingdom into the companies that operate under the name VNU Business Publications. VNU believes that the concepts developed by newmonday.com provide better prospects when they are part of companies that serve the market via various channels (print, electronic, trade shows). For example, the Dutch titles Intermediair and Computable and the British trade magazins Computing and Accountancy Age have leading positions in the recruitment market in their segment. Approximately 40 of the employees of newmonday.com will be employed by VNU Business Publications in the Netherlands and the United Kingdom. VNU and Randstad will put a lot of effort into finding alternative employment for the remaining employees.

The discontinuation of the joint venture will not affect the profit and loss of Randstad negatively.

Certain statements in this document comprise forecasts on Randstad Holding's future financial condition and results from operations and certain plans and goals. By their nature, such forecasts generate risk and uncertainty because they concern events in the future and depend on circumstances which then apply. Any number of factors can cause actual results and developments to deviate from those expressed in the forecasts stated here. Such factors can be, but are not limited to, general economic conditions, scarcity on the employment market, the variation in the demand for (flexible) personnel, changes in employment legislation, future currency exchange rates and interest rates, future corporate mergers, acquisitions and divestments and the speed of technical change. The forecasts speak only as at the date of this document.

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randstad holding

Hans Zwarts (age 61) announces his departure effective January 1, 2002

Hans Zwarts (age 61) announces his departure effective January 1, 2002

After being at the helm of Randstad Holding nv for almost five years, CEO Hans Zwarts (age 61) has announced that he wishes to step down effective January 1, 2002. The Supervisory Board regrets his decision and thanks Hans Zwarts for his tremendous dedication and unfaltering personal commitment to the company.

"Under his leadership, Randstad has achieved strong international growth, both in terms of revenues and product range," says Chairman of the Supervisory Board Jaap Peters. "In 1997 - when Hans Zwarts joined Randstad - the revenue was approximately EUR 3.2 billion, 34% of which was achieved outside the Netherlands. Last year, the revenue amounted to approximately EUR 6 billion, 60% of which came from outside the Netherlands. Hans Zwarts will leave behind an international company that is well positioned to profit from a future market recovery. He has adapted the company's structure to new forms of market development. While we understand Hans' reasons for announcing his departure at this time, we do consider it a loss."

Supervisory Board appoints Cleem Farla as successor

The Supervisory Board has decided that Hans Zwarts be succeeded by fellow Randstad board member Cleem Farla (age 56). He joined Randstad in 1973 and as a member of the Executive Board is currently responsible for the division Randstad Europe. The Supervisory Board proposes that Leo Lindelauf (age 50) be appointed as a new member of the Executive Board effective January 1, 2002. Leo Lindelauf joined Randstad in 1979 and is currently a member of the division board of Randstad Europe and responsible for Randstad Nederland.

Effective January 1, 2002, the Executive Board will comprise: Cleem Farla President and CEO Robert-Jan van de Kraats CFO Leo Lindelauf Division Large Scale (Capac) and Tempo-Team Ben Noteboom Division Randstad Europe, division Yacht and ICT Jim Reese Division Randstad North America

The Supervisory Board says that "In line with the current strategy, this team will continue to work on increasing profits and on optimizing market development. We wish them every success in their endeavors."

Shareholders' Meeting

Randstad will hold an extraordinary shareholders' meeting on November 21. The nominations of Robert-Jan van de Kraats, Leo Lindelauf and Jim Reese will be presented to the meeting. The 9-month figures (3rd quarter 2001) will be discussed at the meeting as well. The figures will be published on November 16, 2001.

Supervisory Board of Randstad Holding nv

randstad holding

Staffing Industry Data Exchange Standards Donated to HR-XML

Proposal from six staffing companies worldwide – Randstad, Adecco, Kelly, Manpower, Spherion and Vedior – would improve efficiency for the staffing industry and customers around the world.

Baltimore, MD, USA, September 10, 2001 -- The HR-XML Consortium, the global independent organization dedicated to creating worldwide XML standards for the human resources industry, will be examining a proposal to develop data exchange standards for the staffing industry. The sponsors of the initiative are the world's six leading staffing companies, who have worked collaboratively for the first time in their history to develop an extensive specification, which has been donated to the HR-XML Consortium for review, revision, and implementation.

"The Staffing Industry Data Exchange Standards (SIDES) proposal is one of the most complete data standards contribution that has ever been presented to the HR-XML Consortium," said Chuck Allen, HR-XML Executive Director. "We are very pleased that the world leaders of the staffing industry - Adecco, Kelly, Manpower, Randstad, Spherion and Vedior - have worked together to create such a quality proposal and have made their work available for use by others in the industry, as well as their customers," he added.

The objective of the Staffing Industry Data Exchange Standards is to provide a set of standard protocols for data transfer and exchange of information between the staffing industry, intermediaries and customers. This will improve efficiency and significantly reduce costs for the staffing companies, intermediaries and customers by dramatically reducing the need to design, build and implement separate, and potentially conflicting, data interfaces for the exchange of data between different applications and businesses.

"We are extremely pleased with this valuable contribution of intellectual property to the HR-XML Consortium," said Lon Pilot, HR-XML Consortium Chairman. "Bringing this initiative within the HR-XML Consortium avoids the needless proliferation of another standards body and ensures interoperability and integration with other HR-XML specifications."

The six sponsoring companies have relinquished future control and ownership of SIDES to the HR-XML Consortium and, in doing so, have opened the development process for these standards to the participation and input of other member staffing companies, vendors, employers, and interested parties. "The sponsoring companies welcome HR-XML's process because it will aid further development and improvement of the standards that will be necessary for adoption," Pilot added. To aid and expedite this

process, the sponsoring companies intend to provide a full-time technical resource person to assist the HR-XML Consortium for the duration of the adoption process.

Once finalized and approved by the broader Consortium membership, SIDES will be freely available. There are no barriers for other staffing companies, software companies, or customers to utilize this resource. All six companies that developed SIDES are members of the HR-XML Consortium.

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Half-year report 2001 Randstad Holding nv

Europe on course; North America places strong pressure on result; improvement in second quarter

Key Points:

- Economic climate in North America places pressure on revenue development and operating profit
- Revenue and operating profit in Europe improved in comparison to the first half 2000
- Operating profit in the second quarter of 2001 improving in both Europe and North America
- Slowdown in economic growth during the second quarter 2001 in Europe
- Cost-savings are on schedule and will be clearly visible in the second half of 2001

In millions of €		H1 2001	H1 2000	change
Revenue from continuing operations *		**2,885.4**	**2,789,5**	**+3%**
	Europe	2,178.3	2,019.0	+8%
	North America	707.1	770.5	-8%
Operating profit from continuing operations *		**42.7**	**115.6**	**-63%**
	Europe	88.7	80.1	+11%
	North America	-42.7	46.2	-192%
	Corporate/eliminations	-3.3	-10.7	-

In millions of €			
Net income from ordinary operations	**15.5**	**77.5**	**-80%**
Net income	39.6	77.5	-49%
In millions of €			
Earnings per ordinary share from ordinary operations	**0.10**	**0.63**	**-84%**
Earnings per ordinary share	0.31	0.63	-51%

"We are not satisfied with the present group result, but we are moving in the right direction. The organization is more focused on sales than a few months ago. In North America, due to the implementation of cost-saving measures,we succeeded in significantly reducing the loss in the second quarter in relation to the first quarter. Additional measures have been taken, aimed at further improving the result. In Europe also, the cost-savings are already clearly visible in the result. I must compliment our employees on the progress of the measures to improve the result," says Hans Zwarts, Chief Executive Officer of the Randstad Group.

* Discontinued operations refer to Lavold (cleaning), Randon (security) and Hedson.

Half-year results 2001

The Randstad Group achieved revenue of € 2,915.3 million in the first half of 2001, virtually the same amount as in the comparable period last year (first half of 2000: € 2,928.9 million). Revenue from continuing operations rose by 3% to € 2,885.4 million (first half of 2000: € 2,789.5). Acquisitions and exchange-rate effects increased the revenue by 4% and 2% respectively, meaning that revenue decreased autonomously by 3%. This decrease is primarily attributable to the operations in North America where the revenue development was negative due to the economic climate. However, considerable increases in revenue were achieved in Europe, particularly in Germany (12%), Italy (221%), Spain (217%, 33% of which was autonomous) and the United Kingdom (186%, of which 51% was autonomous). In the Netherlands revenue decreased by 3%, which was in line with expectations. Market share was gained in most European countries.

The gross margin from continuing operations was 23.3% in the first half of 2001, compared to 23.5% in the same period of last year.

The operating expenses form continuing operations in the first half of 2001 amounted to € 629.0 million. The level of the operating expenses in the second quarter of 2001 (€ 306.0 million) was lower relative to the first quarter of 2001 (€ 323.0), reflecting the measures taken to improve profitability.

Operating profit from continuing operations was € 42.7 million, compared to € 115.6 million in the first half of 2000. As forecast, the operating profit was negatively influenced by the start-up expenses for expanding the branch network in the second half of last year, particularly in North America and Germany. The situation in North America placed added pressure on the operating profit. In Europe the operating profit from continuing operations improved by 11%. Particularly strong increases were achieved in the Netherlands, Spain and France. Acquisitions had a positive effect of 4% on the operating profit, while the increase in the value of the U.S. dollar had a negative effect of 2%. The integration of Umano in Spain is proceeding successfully and the initial cost-savings are now evident in the result.

Financial expense amounted to € 11.9 million (first half of 2000: € 6.8 million). This increase is primarily attributable to financing the acquisitions made in the second half of 2000 (Umano, Temps & Co. and newmonday.com). The tax burden was € 9.9 (€ 32.2 million in the first half of 2000). The tax rate (33.0%) was higher than in the first half of 2000 (29,4%). It is expected that the full year tax rate will remain virtually the same as in 2000 (29.2%). The income from the non-consolidated participation in newmonday.com was minus € 4.6 million in the first half of 2001.

Net income from ordinary operations amounted to € 15.5 million (first half of 2000: € 77.5 million). After deduction of the preferred dividend of € 4.3 million (first half of 2000: € 4.3 million), the earnings per ordinary share from ordinary operations were € 0.10, compared to € 0.63 in the same period of 2000.

The tax-free capital gain of € 33.2 million acquired from the sale of the security activities has been included in the net income as an extraordinary gain. An extraordinary loss after taxes of € 8.7 million relating to the accelerated depreciation of Internet software and reorganization expenses is also included. Virtually no cash expenditures are connected with this extraordinary loss.

Net income amounted to € 39.6 million in the first half of 2001, compared to € 77.5 million during the same period of last year. Taking into account the preferred dividend, the earnings per ordinary share totaled € 0.31, compared to € 0.63 in the first half of 2000.

The cash flow from operations improved significantly in the first half of 2001 to € 37.0 million (first half of 2000 minus € 126.4 million), primarily due to the improved cash flow from the operating working capital. The operating working capital increased by € 24.4 million in the first half of 2001 to € 508,3 million (increase in the first half of 2000: € 220.4 million). The increase in the operating working capital is therefore dramatically lower than in the second half of 2000. The expectation is that the measures taken to reduce the working capital will produce results in the second half of 2001.

The cash flow from investments improved to € 40.7 million from minus € 51.4 million in the first half 2000, resulting in a free cash flow of € 77.7 million (first half of 2000: minus € 177.8 million). The increase was primarily due to the sale of the cleaning and security activities. The net debt (€ 544.6 million) was virtually the same as at December 31, 2000 (€ 538.2 million).

Results by segment

The Randstad Group is organized into four divisions (Yacht, Randstad North America, Randstad Europe and Capac Inhouse Services). In addition, the Dutch group companies Tempo-Team and Otter-Westelaken report directly to the Board of Directors as well.

Randstad Europe

The revenue of Randstad Europe increased by 7% to € 1,596.0 million from € 1,491.1 million in the first half of 2000. The autonomous growth in revenue amounted to 1%. The acquisitions of Umano in Spain and SRS in the United Kingdom had a positive effect of 8% on the revenue. In the first half of 2001 € 26.6 million of revenue in France and Belgium was transferred to the division Capac Inhouse Services. Impressive growth in revenue was achieved in Italy, Spain, Germany and the United Kingdom, despite declining growth rates in most European markets in the second quarter. This decline was particularly evident in Belgium, France and to a lesser degree in Germany. The operating profit improved by 4% to € 51.6 million from € 49.6 million thanks to cost-saving measures realized by Randstad in the Netherlands and in Germany. Profit increased significantly in Spain and the operating profit in France and the United Kingdom also exhibited marked improvement. Market share was gained in Belgium under difficult market

conditions, although the operating profit did come under pressure.

Randstad North America

The revenue of Randstad North America decreased in the local currency in the first half of 2001 by 14% (autonomously –16%) in comparison to the first half of 2000. Revenue in the second quarter of 2001 ($ 315.9 million) stabilized at the level of the first quarter of 2001 ($ 318.0 million).

The gross margin amounted to 22.3% in the first half of 2001 (first half 2000: 24.0%). This decrease is partly due to the fall in recruitment & selection commissions. Operating profit amounted to minus $ 38.3 million (first half of 2000: plus $ 44.3 million). Operating profit improved considerably in the second quarter to minus $ 9.9 million, while in the first quarter this amount was minus $ 28.4 million. This improvement is a direct result of the cost-saving measures introduced at the end of 2000. Additional measures have now been taken to further improve the result in the second half of the year.

Tempo-Team/Otter-Westelaken

Tempo-Team and Otter-Westelaken achieved combined revenue of € 302.9 million in the first half of 2000, practically the same as last year (€ 304.2 million). Tempo-Team particularly achieved growth in financial and governmental markets and the technical revenue of Otter-Westelaken also rose. Tempo-Team succeeded in improving the operating profit through the timely implementation of cost-saving measures. Otter-Westelaken once again achieved an excellent result. Consequently operating profit of Tempo-Team/Otter-Westelaken was € 30.2 million, a 3% increase compared to the same period of 2000 (€ 29.3 million).

Yacht

At Yacht the revenue stabilized at € 141.4 million, the same level as in the first half of 2000 (€ 144.0 million). However, the revenue of the various segments developed differently. Especially Yacht Finance and Yacht Management realized excellent growth, while the ICT segment continues to encounter difficulties due to the worldwide slow-down in the IT and telecommunications market. Revenue at Yacht Technology was stable.

The gross margin at Yacht amounted to 32.3%, a considerable increase in comparison to the 27.6% in the first half of last year. The operating profit increased with € 9.1 million to plus € 4.7 million in the first half of 2001 (first half of 2000: minus € 4.4 million). Yacht exhibited an increase of profitability.

Capac Inhouse Services

Capac Inhouse Services achieved a sharp increase in revenue of 57%. While the growth in revenue was positively influenced by the transfer of several accounts from Randstad Europe, the 27% autonomous growth in revenue was nonetheless impressive. Revenue increased in all the countries

in which Capac is active. Double-digit growth in revenue was also achieved in the Netherlands. With these results Capac once again proves that the concept of flexible workforce management has received widespread acceptance among the customer target group.

The gross margin was 15.2%, but is difficult to compare with the margin of last year (18.1%), in part due to a strong expansion of the revenue outside of the Netherlands. The operating profit amounts to € 2.2 million (first half of 2000: € 5.6 million) and, in addition to the decrease of the gross margin, was primarily affected by the start-up costs of in-house locations at a large number of new customers and by entering foreign markets.

Discontinued operations

The security activities of Randon were sold as of April 1, 2001 and are included in the first-quarter consolidated revenue (€ 29.9 million) and operating profit (€ 2.8 million). The cleaning activities of Lavold were sold as of January 1, 2001 and are therefore no longer included in the consolidated figure. In the reporting period the commercial Internet activities of Hedson have been discontinued and the operating loss up to that moment (€ 3.3 million) is included under the line discontinued operations. The expenses for the accelerated depreciation of the software and the reorganization have been accounted for as extraordinary expenses in the income statement.

Cost structure

The management of the Randstad Group is committed to structurally reducing the cost structure in order to improve Randstad's result and competitive position. The cost-saving measures announced in December 2000 are being implemented on schedule. The personnel costs are gradually being brought into line with the revenue development. Since the third quarter of 2000, the number of employees in the Netherlands, Germany and North America has been reduced by approximately 2,300. Supporting positions in particular have been eliminated. Concrete measures were implemented in the first half of 2001 in the area of ICT costs, procurement and accounts receivable management. The Board of Directors expects the previously announced cost-savings of € 65 million in 2001 will be realized.

The integrations of the back offices in the Netherlands, Germany, UK, Spain and North America were continued in the first half of 2001. These integrations are expected to generate considerable cost benefits. In Spain the integration of the back offices of Umano and Randstad has been almost finalized. In the Netherlands the establishment of a shared service center for all group companies started early this year. Randstad North America anticipates that the new back-office facility in Atlanta will be fully operational during 2002.

The management of the Randstad Group has decided not to expand the headquarters in Diemen. In due course the building, which is currently under construction, will be either put up for lease or sale, depending on real estate

market opportunities.

Other

Jim Reese was appointed CEO of Randstad North America as of June 1, 2001. It was announced on July 11 that Robert-Jan van de Kraats willd hold the position of CFO at Randstad Holding as of September 1. They will be nominated for appointment to the Board of Directors at a special meeting of shareholders now planned for November 22, 2001. This means that the Board of Directors will be at full strength.

At the General Meeting of Shareholders on May 22 it was decided to introduce an additional stock option program for the members of the Board of Directors. The option program will be financed through repurchase of shares. The purchase of approximately 180,000 ordinary shares will take place within two weeks after the publication of the half-year figures for 2001.

In accordance with the recommendation of the Board of Annual Reporting, Randstad began to capitalize and amortize goodwill on acquisitions completed as from 2001. It will amortize goodwill against net income over a period of 20 years maximum. The goodwill of SRS will be amortized over a period of five years. The influence of the change in the result for the first half of 2001 amounts to € 0.4 million negative. The management is of the opinion that writing off goodwill is arbitrary and does not form a good means for measuring operating performance. Randstad considers the operating profit and the net income from ordinary operations as the guiding financial profit terms and steering variables.

Quarterly reports will be published as of November 16. In September, the quarterly figures of the third and fourth quarter of 2000 as well as of the first and second quarter of 2001 will be disclosed.

Prospects

Due to the great economic uncertainty in both Europe and North America, the board of directors is not in a position to make predictions about the development of net income from ordinary operations for the whole year. The Group's infrastructure will remain in place so that Randstad can take full advantage when the economy improves.

Randstad Holding nv

Financial agenda 2001 – 2002

Publication of third quarter report	November 16, 2001
Special Meeting of Shareholders	November 22, 2001
Publication of fourth quarter report and final annual figures	February 26, 2002
Publication of Annual Report 2001	March 20, 2002
Publication of first quarter report	May 2, 2002
General Meeting of Shareholders	May 22, 2002
Publication of second quarter report	August 6, 2002
Publication of third quarter report	October 29, 2002

Certain statements in this document comprise forecasts on Randstad Holding's future financial condition and results from operations and certain plans and goals. By their nature, such forecasts generate risk and uncertainty because they concern events in the future and depend on circumstances which then apply. Any number of factors can cause actual results and developments to deviate from those expressed in the forecasts stated here. Such factors can be, but are not limited to, general economic conditions, scarcity on the employment market, the variation in the demand for (flexible) personnel, changes in employment legislation, future currency exchange rates and interest rates, future corporate mergers, acquisitions and divestments and the speed of technical change. The forecasts speak only as at the date of this document.

Randstad Holding nv is a provider of staffing solutions and human resources services, and active in Europe and North America. The Randstad Group is one of the largest staffing organizations in the world. It is market leader in the Netherlands, Belgium, Germany and in the Southeast of the United States. Randstad specializes in bringing together individual people's demand for challenging and well-paid employment and the demand of companies and organizations for suitable personnel of the right caliber. The group is active with the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team and Otter-Westelaken. Randstad Holding nv is listed on Euronext Amsterdam (Reuters: RAND.AS), where options for Randstad Holding shares are also traded. For more information on Randstad Holding: http://www.randstadholding.com/ and or mail to: corporate_communication@randstadholding.com and/or:

Consolidated income statement
(unaudited)

In millions €	Six months ended June 30 2001	2000	Change 2001/2000
Revenue	2,915.3	2,928.9	0%
Cost of services	2,236.9	2,248.5	
Gross profit	678.4	680.4	0%
Personnel expenses	398.9	373.3	
Depreciation	31.5	23.9	
Other operating expenses	206.1	166.7	
Total operating expenses	636.5	563.9	
Operating profit	41.9	116.5	-64%
Financial income and expenses	-11.9	-6.8	
Income from operations before taxes	30.0	109.7	
Taxes	-9.9	-32.2	
Income from operations after taxes	20.1	77.5	
Income non-consolidated participation	-4.6	-	
Net income from ordinary operations	15.5	77.5	-80%
Amortization of goodwill	-0.4	-	
Extraordinary result after taxes	24.5	-	
Net income	39.6	77.5	-49%
Net income	39.6	77.5	
Preferred dividend	-4.3	-4.3	
Net income for ordinary shareholders	35.3	73.2	
Earnings per ordinary share (€)	0.31	0.63	-51%
Earnings per ordinary share from ordinary operations (€)	0.10	0.63	-84%
Diluted earnings per ordinary share from ordinary operations (€)	0.10	0.63	
Number of ordinary shares outstanding (mln)	115.6	115.6	
Diluted number of ordinary shares outstanding (mln)	115.6	115.6	
Gross margin	23.3%	23.2%	
EBITDA margin	2.5%	4.8%	
Operating margin	1.4%	4.0%	
Net margin from ordinary operations	0.5%	2.6%	

Consolidated balance sheet
(unaudited)

In millions €	June 30, 2001	June 30, 2000	December 31, 2000
Intangible fixed assets	8.4	-	-
Tangible fixed assets	284.5	220.3	253.4
Financial fixed assets	389.5	244.0	343.7
Fixed assets	682.4	464.3	597.1
Receivables	1,232.3	1,241.4	1,309.1
Cash and cash equivalents	133.8	169.4	53.6
Currents assets	1,366.1	1,410.8	1,362.7
Current liabilities	984.4	1,046.1	977.9
Working capital	381.7	364.7	384.8
Capital employed	1,064.1	829.0	981.9
Long-term debt	418.0	310.5	415.6
Provisions	279.1	110.9	264.9
Shareholders' equity	367.0	407.6	301.4
	1,064.1	829.0	981.9
Operating working capital	508.3	438.8	489.1
Operating capital employed	792.8	659.1	742.5
Interest-bearing debt	678.4	554.0	591.8
Net debt	544.6	384.6	538.2
Balance sheet total	2,048.5	1,875.1	1,959.8

Consolidated cash flow statement
(audited)

In millions €	Six months ended June 30 2001	2000
Operating profit	41.9	116.5
Depreciation	31.5	23.9
Provisions	-10.4	-23.5
Income taxes paid	-1.6	-22.9
Cash flow from operations before operating working capital	61.4	94.0
Current assets	-19.8	-150.7
Current non-interest bearing liabilities	-4.6	-69.7
Operating working capital	-24.4	-220.4
Cash flow from operations	37.0	-126.4
Investments in tangible fixed assets	-71.7	-47.7
Disposal of tangible fixed assets	1.9	3.0
Acquisition of group companies	-12.5	-6.7
Disposal of group companies	123.0	-
Cash flow from investments	40.7	-51.4
Free cash flow	77.7	-177.8
Long-term debt	2.4	0.5
Provision deferred taxation	23.5	3.2
Financial fixed assets	-29.2	43.6
Short-term interest-bearing debt	80.6	211.8
Financing	77.3	259.1
Financial income and expenses	-11.9	-6.8
Dividends paid on ordinary shares	-57.8	-79.8
Dividends paid on preferred shares B	-8.6	-8.6
Reimbursement to financiers	-78.3	-95.2
Cash flow from financing	-1.0	163.9
Exchange rate differences	3.9	0.0
Net cash flow	80.6	-13.9
Changes in cash through acquisitions and disposals	-0.4	1.4
Changes in cash	80.2	-12.5

Changes in shareholders' equity

in millions €	2001	2000
January 1	301.4	331.0
Net income for the period	39.6	77.5
Goodwill participations	-	-6.1
Currency differences	26.0	5.2
Dividends	-	-
Other	-	-
June 30	367.0	407.6

Information by segment*
(unaudited)

In millions €	Six months ended June 30 2001	2000	Change 2001/2000
Revenue			
Randstad Europe	1,596.0	1,491.1	7%
Randstad North America	707.1	770.5	-8%
Tempo-Team/Otter-Westelaken	302.9	304.2	0%
Yacht	141.4	144.0	-2%
Capac Inhouse Services	140.8	89.7	57%
Corporate/eliminations	-2.8	-10.0	
Continuing operations	2,885.4	2,789.5	3%
Discontinued operations	29.9	139.4	
Total revenues	2,915.3	2,928.9	0%
Gross profit			
Randstad Europe	359.1	338.2	6%
Randstad North America	157.9	184.7	-15%
Tempo-Team/Otter-Westelaken	84.4	81.8	3%
Yacht	45.7	39.8	15%
Capac Inhouse Services	21.4	16.2	32%
Corporate/eliminations	3.2	-5.3	
Continuing operations	671.7	655.4	2%
Discontinued operations	6.7	25.0	
Total gross profit	678.4	680.4	0%
Operating profit			
Randstad Europe	51.6	49.6	4%
Randstad North America	-42.7	46.2	-192%
Tempo-Team/Otter-Westelaken	30.2	29.3	3%
Yacht	4.7	-4.4	207%
Capac Inhouse Services	2.2	5.6	-61%
Corporate/eliminations	-3.3	-10.7	
Continuing operations	42.7	115.6	-63%
Discontinued operations	-0.8	0.9	
Total operating profit	41.9	116.5	-64%
Revenue			
Netherlands	1,174.8	1,210.9	-3%
Germany	303.0	271.1	12%
Belgium	272.1	275.7	-1%
France	168.0	157.0	7%
Spain	148.8	47.0	217%
United Kingdom	58.3	20.4	186%
Other European countries	53.3	36.9	44%
North America	707.1	770.5	-8%
Continuing operations	2,885.4	2,789.5	3%
Discontinued operations	29.9	139.4	
Total revenue	2,915.3	2,928.9	0%
As a % of revenue from continuing operations			
Netherlands	40.7	43.4	
Germany	10.5	9.7	
Belgium	9.4	9.9	
France	5.8	5.6	
Spain	5.2	1.7	
United Kingdom	2.0	0.7	
Other European countries	1.9	1.4	
North America	24.5	27.6	
Total revenues of continuing operations	100.0	100.0	

* Discontinued operations consist of Lauold (cleaning), Randon (security) and Hedson; the 2000 figures have been adjusted for purposes of comparison.

Growth analysis of continuing operations in %

	Six months ended June 30, 2001				
	Total	Autonomous	Acquisition	Currency	Transferred
Revenue by segment					
Randstad Europe	+7	+1	+8	0	-2
Randstad North America	-8	-16	+2	+6	-
Tempo-Team/Otter-Westelaken	0	0	-	-	-
Yacht	-2	-2	-	0	-
Capac Inhouse Services	+57	+27	-	0	+30
Corporate/eliminations	72	-	-	-	-
Continuing operations	+3	-3	+4	+2	-

	Total	Autonomous	Acquisition	Currency
Revenue by segment (geographical)				
Netherlands	-3	-3	0	-
Germany	+12	+12	-	-
Belgium	-1	-1	-	-
France	+7	+7	-	-
Spain	+217	+33	+184	-
United Kingdom	+186	+51	+141	-6
Other European countries	+79	+79	-	0
North America	-8	-16	+2	+6
Continuing operations	+3	-3	+5	+2

	Total	Autonomous	Acquisition	Currency
Income statement				
Revenue	+3	-3	+4	+2
Gross profit	+2	-4	+4	+2
Operating profit	-63	-65	+4	-2

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randstad holding

Appointment CFO of Randstad Holding nv

The Executive Board of Randstad Holding nv today announced the appointment of Mr. Robert-Jan van de Kraats as Chief Financial Officer of Randstad Holding. In this position he will be responsible for Finance and Control, Corporate Development (M & A), Management Information Systems and the Shared Service Center Europe.

Mr. Van de Kraats (41) worked for NCM for over 8 years where he has held various senior management positions with areas of responsibility including Finance and Control, ICT, Internal Audit and Corporate Development. He has played a vital role in the international restructuring and integration process that created NCM Group. At the beginning of 1999 he joined NCM's Executive Board as CFO. In this position Mr. Van de Kraats has been responsible for structuring the Group's financial organization and reporting comparable to listed companies. NCM belongs to the group of four world-wide leading credit insurers and operates in 14 countries with revenues of approx. € 550 million and 1,800 employees.

'Robert-Jan van de Kraats fits in perfectly. He has strong management capabilities and has extensive financial know how. Moreover he has an impressive track record in the field of financial reporting, Management Information Systems, acquisitions and cost control', says Hans Zwarts, CEO. Mr. Van de Kraats will join Randstad Holding as of September 1, 2001.

NCM press contacts: Marcel Wendrich, phone +31 (0)20 553 3055

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The Randstad Group is one of the largest staffing firms in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad's core business is well-timed matching of individual people's demand for challenging and well-paid work and the demand of organizations for suitable personnel of the right caliber. Randstad Holding nv is listed on the Amsterdam stock exchange (part of Euronext) and is included in Amsterdam's midkap index (AMX). Options on Randstad stock are also traded in Amsterdam. For more information: www.randstadholding.com and corporate_communications@randstadholding.com

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randstad holding

Jim Reese appointed CEO Randstad North America

The board of Randstad Holding nv is delighted to announce that Mr Jim Reese has been appointed Chief Executive Officer of Randstad North America. The appointment is effective from June 1, 2001.

From March 1, 2001 Hans Zwarts, President and CEO of Randstad Holding, has been responsible for Randstad North America. During this period he and Jim Reese have worked very closely together. 'We have agreed the best way forward, developed plans and taken measures to improve our results in the United States. It is now the right time to hand over control to Jim. He knows the business, the operations and can start immediately,' says Zwarts.

Before joining Randstad Holding nv in 1998, Jim Reese held various senior management positions, including Chief Operating Officer (COO) for the Honeybaked Ham Company. Before becoming COO for Randstad North America six months ago, he was managing director operations with responsibility for the southeast division of the United States.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The Randstad Group is one of the largest staffing firms in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad's core business is well-timed matching of individual people's demand for challenging and well-paid work and the demand of organizations for suitable personnel of the right caliber. Shares in Randstad Holding nv are listed on the Amsterdam stock exchange (part of Euronext) and is included in Amsterdam's midkap index (AMX). Stock options on Randstad Holding nv are also traded in Amsterdam. For more information: www.randstadholding.com and corporate_communications@randstadholding.com

randstad holding

Europe on track, economic setbacks in US

Randstad Holding reports that revenues in Europe (circa 75% of total revenues) in the first quarter of 2001 were in line with expectations. Revenues for temporary employment and secondment activities in Germany (+15% in comparison with the first quarter of 2000), the Netherlands (-3%) and the other European countries (+31%, organic growth +14%) were more or less on track. The operating result in Europe improved. The improvement in the result in the Netherlands is particularly satisfactory. However, the consequences of the foot-and-mouth disease outbreak and developments in various European markets that may result from the economic slowdown in the US are being monitored closely. These developments could depress results in the second quarter. In the US, revenues were well below expectations (-12% in local currency, in comparison with the first quarter of 2000, organic decline of 14%). Operating result in the US was below expectations as well.

Additional economy measures have now been taken in the US, aimed at a further reduction in overhead costs at the US head office and in ICT costs. "We are explicitly driving for further cost controls, but closing branches will not produce savings in the short term and will limit our effectiveness when the market recovers again", says Hans Zwarts, CEO of Randstad Holding. The measures are also designed to accelerate revenue generation. The national marketing campaign launched in February supports an intensive marketing effort.

The group expects net results from operations for the first half of 2001 to be below its original forecast of -30% to -45% in comparison with the first half of 2000. The board of Randstad Holding also expects that the earlier forecast of a 5 to 10% increase in revenues in 2001 cannot be met. In view of the unclear economic situation, particularly in the US, it is not possible to make any predictions at present with regard to the group's revenues and results for 2001 as a whole.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The Randstad Group is one of the largest staffing firms in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad's core business is well-timed matching of individual people's demand for challenging and well-paid work and the demand of organizations for suitable personnel of the right caliber. Shares in Randstad Holding nv are listed on the Amsterdam Exchanges. Stock options of

Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges. For more information: www.randstadholding.com and corporate_communications@randstadholding.com

randstad holding

Randstad Holding nv finalizes sale of Lavold activities in Belgium

Randstad Holding nv finalizes sale of cleaning activities in Belgium

Randstad Holding nv annouces that the sale of the cleaning activities in Belgium has now been finalized. The sale of these activities was still conditional upon approval by the relevant regulatory authorities in Belgium.

The board of Randstad Holding nv announced on December 19, 2000 that Lavold would be sold to the Danisch cleaning company ISS A/S.

The sale of the cleaning activities in the Netherlands and Germany was finalized already on February 20, 2001.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The Randstad Group is one of the largest staffing firms in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad's core business is well-timed matching of individual people's demand for challenging and well-paid work and the demand of organizations for suitable personnel of the right caliber. Shares in Randstad Holding nv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges. For more information: http://www.randstadholding.com and corporate_communications@randstadholding.com

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randstad holding

Randstad Holding nv changes top structure

Randstad Holding nv is planning to modify its senior management structure. A proposal will be put to the forthcoming General Meeting of Shareholders for the installation of a five-strong Board of Management with effect from 1 June 2001. The new Board will be chaired by the present CEO of Randstad, Hans Zwarts.

Randstad is currently led by a one-man Management Board, supported by an Executive Committee. The proposed installation of a Board of Management will bring the senior management structure into line with the model used by comparable listed companies.

"One of the main reasons for the change is the strong development of the business," explains Hans Zwarts. "On top of that, there are issues such as the internationalization of Randstad in recent years and the expansion of our marketing activities."

Logical step "This is a logical step in Randstad's development," says Zwarts. "The company has grown at a rapid pace into one of the largest internationally operating employment agencies. The decision to install a new management structure fits in with that development." The composition of the new Board of Management will be as follows:

Hans Zwarts (1940) President and CEO [1] Cleem Farla (1945) Randstad Europe Ben Noteboom (1958) Yacht, Hedson, ICT Vacancy Chief Financial Officer Vacancy Randstad North-America

[1] Large Scale and Tempo-Team The two vacancies on the Board will be filled shortly.

Moreover Fred van Haasteren has been appointed chairman of Randstad Groep Nederland (RGN); RGN is a subholding company which coordinates the social policy for the Dutch operating companies. David van Gelder - who is looking to wind down his career in stages - will be responsible for Corporate Clients in the new structure. Under the existing structure David van Gelder has been responsible as a member of the Executive Committee for Tempo-Team and Large Scale.

The proposal by the Supervisory Board to modify the structure and to appoint Cleem Farla and Ben Noteboom to the Board of Management will be submitted to the General Meeting of Shareholders on 25 April 2001.

Supervisory Board and Management Board Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The Randstad Group is one of the largest staffing firms in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad's core business is well-timed matching of individual people's demand for challenging and well-paid work and the demand of organizations for suitable personnel of the right caliber. Shares in Randstad Holding nv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges. For more information: www.randstadholding.com and corporate_communications@randstadholding.com

randstad holding

Randstad Holding nv closes deals with Securicor

On March 9, 2001 Randstad Holding announced the intended sale of Randon to the UK company Securicor, an international provider of security services.

Today Randstad nv has finalized the sale of Randon. Randstad has used the proceeds from the transaction to acquire the staffing agency Securicor Recruitment Services (SRS) from Securicor. Randstad has received an additional amount of EUR 25.5 million in cash from Securicor.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in Randstad Holding nv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges. For more information: www.randstadholding.com and corporate_communications@randstadholding.com

randstad holding

Randstad sells Randon and strengthens position in UK

The management of Randstad Holding nv announces the intention to sell the security activities carried on by Randon to the UK company Securicor, an international provider of security services. Randstad intends to use the proceeds from the transaction to buy the staffing agency Securicor Recruitment Services (SRS) from Securicor. Randstad will additionally receive an amount of EUR 25.5 million in cash from Securicor.

Both the acquisition of SRS and the disposal of Randon will further Randstad's objective of concentrating on its core activity of bringing together supply and demand in the labor market. The transaction is also in line with Randstad's strategy of expanding activities outside the Netherlands and strengthening its position in the UK staffing market.

SRS achieved pro forma revenues of EUR 119.6 million in 2000, on which the gross margin amounted to 22.5%. The operating result was EUR 2.9 million. SRS has 39 branches and 13 in-house locations giving nationwide coverage across the United Kingdom, including the important London market. The 350 indirect staff employed by SRS last year found work for an average of 6,000 temporary staff each day, mainly in the administrative and manufacturing segments of the market.

Randstad and SRS combined had pro forma revenues in 2000 of EUR 166.0 million in the United Kingdom, on which a gross margin of 22.3% was realized. For Randstad, the acquisition of SRS means more than a twofold increased in turnover and in the number of branches in the United Kingdom, greatly improving the company's position in the UK market. Together Randstad and SRS employ around 500 indirect staff and find work for over 8,000 direct employees on a daily average basis.

The SRS branches will be merged with the Randstad UK network and the activities will be continued under the Randstad brand. The in-house locations will be taken over and expanded within Capac Inhouse Services. The combined business will also be further expanding its recruitment and selection activities.

The new organization will be able to achieve substantial cost savings by reducing head office costs, introducing more efficient management of back-office activities and improving branch coverage. To accelerate growth the full range of services from the Randstad companies will be distributed through the SRS network.

The UK staffing market The UK staffing market grew by 9% in 2000 to EUR

29.5 billion, making it the largest market in Europe. This rate of growth is expected to continue over the next few years.

Randstad has been active in the United Kingdom since 1989 and achieved revenues of EUR 46.4 million in 2000 with a UK network of 37 branches. In addition to Randstad, Yacht, Capac Inhouse Services and Hedson have been active in the UK market since last year. Sale of Randon The security activities carried on by Randon will be sold to Securicor. The sale of Randon follows the disposal of the Lavold contract cleaning activities to the Danish company ISS announced at the end of December. These disposals enable Randstad to concentrate entirely on its staffing activities.

Randon achieved revenues of EUR 115.3 million in 2000, with a gross margin of 20.6% and an operating result of EUR 6.7 million. With a market share in excess of 15%, the company occupies a strong position in the Dutch market for security services. Securicor was previously not active in the manned security market in the Netherlands.

Effects on revenues and results Randstad will account for the net book profit on the disposal of Randon, amounting to approximately EUR 33 million, as extraordinary income in the profit and loss account for 2001. This will have the effect of lifting earnings per ordinary share by approximately EUR 0.29. Randon will be deconsolidated with effect from March 31, 2001 and SRS will be consolidated as from April 1, 2001. The acquisition of SRS and the deconsolidation of Randon are expected to have the effect of slightly reducing the income from ordinary operations after tax and before amortization of goodwill. In accordance with the guidelines published by the Raad van de Jaarverslaggeving (board of annual reporting in the Netherlands) applicable as from this year, the goodwill (circa EUR 7 million) related to the acquisition of SRS is expected to be amortized over five years.

The decision to sell Randon has been put before the Works Council for formal consideration, and the acquisition of SRS will be reported to the relevant competition authorities. Randstad is using the professional services of ABN AMRO in connection with the transaction.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in Randstad Holding nv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges. For more information: www.randstadholding.com and corporate_communications@randstadholding.com

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randstad holding

Net profit Randstad Holding comes to € 207.2 million

The Executive Committee of Randstad Holding nv announces net profits of EUR 207.2 million in 2000 against EUR 207.0 million in 1999. Income from ordinary operations after tax is EUR 151.8 million. Excluding losses on newmonday.com, income from ordinary operations after tax is EUR 162.9 million, a decrease of 21.3% compared to the previous year.

Revenues rose by 10.8% to EUR 6,168.1 million (1999: EUR 5,565.4 million). Of this increase, 4.5% was generated by autonomous growth, 2.5% by acquisitions and divestments and 3.8% by exchange rate fluctuations. The geographic spread of revenue generation was further improved.

Gross margin increased by 0.5% to 24.0%. Gross profits were up by 13.3 % to EUR 1,482.8 million (1999: EUR 1,308.7 million).

Operating result comes to EUR 250.6 million, which is 17.6% below 1999 figures (EUR 304.0 million). As a result, the operational margin fell from 5.5% to 4.1%. Development of operating results in the US, Germany and the IT segment was the biggest factor in the decrease. Activities in France, at Tempo-Team and in cleaning and security operating companies Lavold and Randon increased the overall operating result.

Earnings per ordinary share - after deduction of the dividend on preference shares - come to EUR 1.72 against EUR 1.72 in 1999, and were influenced positively by the appreciation of the dollar. Earnings per ordinary share from operations is EUR 1.24 against EUR 1.72 in 1999. A cash dividend of EUR 0.50 per ordinary share is proposed, whereby the pay-out over the income from ordinary operations after tax is maintained at 40%.

The year 2000 was a period of transition for Randstad Holding nv, aimed at further segmentation, development and implementation of IT infrastructure, and internationalization.

Following a good first half, markets slowed in a number of important regions for Randstad, especially Germany and the United States. Both had just expanded in preparation for further growth. Markets also came under pressure in the Netherlands and Belgium during the second half. The market in growth regions Spain and Italy again expanded vigorously during the whole year. The market in France was also strong. The IT segment came up against very disappointing demand.

In 2000, a lot of attention went into preparing the organization for ongoing growth. The new divisional structure and accompanying changes in work

methods were implemented. The integration of acquisitions in Germany and the US is almost completed. New IT systems were implemented and a start was made on developing Shared Service Centers. The number of branches was expanded strongly, growing from 1,755 to 2,042 at year-end. In addition, there are now 426 operations onsite at major customers; 220 are Capac Inhouse Services.

In response to slower market growth, a number of far-reaching measures were taken in the second half. "Our task is to increase profitability and effectiveness in the market and to achieve further growth," said Randstad CEO Hans Zwarts. "Performance and cost control will determine our agenda in 2001". The measures taken in 2000 will have an estimated positive effect on results of EUR 65 million, especially in the second half. For implementation of these measures, a provision of EUR 30.6 million (EUR 20.4 million after tax) has been included under the extraordinary result. Implementation is on schedule. The measures are in addition to cost reductions generated by the establishment of Shared Service Centers in both Europe and North America, which will start to show results in 2002.

In 2000, significant investments were made in new service concepts and products. "In the past," commented Hans Zwarts, "we were an organization with a single offering for all customers which we combined with our employees' great sense of service. That sense of service is still strong, but we have changed what we can offer to our customers". In the spring of 2000, YACHT was launched. This proprietary concept offers temporary and contract staffing opportunities to professionals. Hedson was introduced to the Dutch market in May. This is the first virtual staffing agency in the world. With Dutch publisher VNU, newmonday.com was set up. This is a pan-European career portal on the Internet. "Our goal is to establish multi-distribution channels," Zwarts confirmed. "In other words, bricks and clicks". In addition, programs have been created so that Randstad operating companies can position as attractive employers for staffing personnel in markets where supply is increasingly scarce, such as the Netherlands and the US.

As part of our commitment to focus on core activities, our cleaning subsidiary Lavold was divested in December generating a book profit of EUR 74.8 million.

Outlook

In spite of uncertain economic conditions, especially in the US, we expect growth in revenues of between 5 and 10% in 2001. Revenue growth in Europe will vary strongly, according to region. In countries such as Spain, Italy and Germany, market growth will be higher than in other European markets. We expect a slight fall in the Dutch market.

The outlook for Capac Inhouse Services is favorable. There is great demand for Capac's specific approach. Internationalization launched in 2000 will be pursued vigorously.

We further expect ongoing growth in the professionals segment (YACHT). Demand for highly-qualified personnel on a flexible basis is growing. At the same time, professionals are increasingly looking for work on a project basis with various employers.

Developments at newmonday.com are in line with forecasts made earlier. Newmonday.com will yet not contribute to results in 2001.

The cost of funding will be higher, with the tax burden maintained at around the 2000 level.

Income from ordinary operations after tax over the full year 2001 will increase more rapidly than revenues, barring unforeseen circumstances and fluctuations in currency exchange rates. Earnings per ordinary share from operations will increase in line with increased profitability. For the first half, we are forecasting a result considerably below that of the same period in 2000, due in part to the divestment of Lavold. Investments in IT and new branches will run over into the first half, with revenues not yet fully in line with these investments. First-half results in 2000 were also better than in the second half. The effect of measures taken will become visible in the second half of 2001.

In the longer-term, the Executive Committee is optimistic about growth opportunities for the Group. Research shows that the markets for temporary and contract staffing will continue to grow structurally. Randstad operating companies are well positioned in our target segments. Our offering of tailored service concepts will enable us to make every use of opportunities in the market.

Randstad Holding's annual report will be published on 21 March 2001. The Annual Meeting of Shareholders will take place on at Randstad's headquarters in Diemen, on Wednesday, 25 April at 3 pm.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in Randstad Holding nv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges. For more information: www.randstadholding.com and corporate_communications@randstadholding.com

randstad holding

Randstad Holding nv finalizes sale of Lavold activities in the Netherlands and Germany

On December 19, 2000 Randstad Holding nv announced the intended sale of Lavold to ISS A/S. Lavold has an estimated turnover for 2000 of approximately DKK 1,2 billion of which around 76% is generated in the Netherlands, 14% in Belgium and the remaining 10% in Germany.

Randstad Holding nv has now finalized the sale of the Lavold activities in the Netherlands and Germany while the sale of the activities in Belgium still is conditional upon approval by the relevant regulatory authorities in Belgium.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in Randstad Holdingnv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges. For more information: www.randstadholding.com and corporate_communications@randstadholding.com

Appendix B

2000 Press Releases

19 Dec, 2000	Randstad intends to sell Lavold to ISS
19 Dec, 2000	Randstad launches package of measures
05 Dec, 2000	Appointment of Mr B.J. Noteboom to Executive Committee of Randstad Holding nv
05 Dec, 2000	Mr E. Vonk, CEO of Randstad North America decides to leave Randstad
05 Dec, 2000	Mr E.A. de Groot, Executive Vice President Finance & Administration and IT, decides to leave Randstad.
01 Nov, 2000	Randstad adjusts income forecast for 2000
27 Jul, 2000	Randstad (BouwFlex) new owner of Uitzendbureau Constructief
20 Jul, 2000	Randstad acquires strong position in Spanish staffing market
03 Jul, 2000	Randstad acquires American Temps & Co.
26 May, 2000	Randstad and VNU announce joint European recruitment portal
02 May, 2000	Randstad acquires French temporary employment organisation
28 Apr, 2000	Randstad Deutschland reaches agreement with unions
17 Apr, 2000	Hedson.com Temporary employment via the Internet
23 Feb, 2000	Randstad: 36% net profit growth in 1999
12 Jan, 2000	Randstad Holding reports approximately 34% growth in profit

randstad holding

Randstad intends to sell Lavold to ISS

The Dutch staffing and human resources group Randstad Holding NV intends to sell its Lavold subsidiary to Copenhagen-based cleaning group ISS A/B for approximately € 90 million in cash, of which € 8 million will constitute a payment for net cash/cash equivalents within Lavold. The final transaction value will depend on the balance sheet on December 31, 2000. The resulting net capital gain of approximately € 75 million will be booked as extraordinary income in the 2000 financial year and will effect earnings per share positively by approximately € 0.65.

Lavold is active in the Netherlands, Belgium and Germany. It will generate sales revenues of approximately € 161 million in 2000. In spite of adverse market conditions, Lavold has managed to generate strong organic growth in both sales revenues and profitability. At present, the company employs 10,750.

ISS, an international market leader in professional cleaning services, offers Lavold the best guarantee for long-term growth and continuity. The company is active in 35 countries, employs more than 275,000 staff worldwide, and generated estimated revenues of € 3.7 billion in 2000. ISS shares are traded in both Copenhagen and London.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in Randstad Holdingnv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges. For more information: www.randstadholding.com and investor_relations@randstadholding.com

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Randstad launches package of measures

The Executive Committee of Randstad Holding NV has announced a package of measures to structurally improve the Randstad Group results. These measures on the results are expected to generate cost savings of € 65 million in 2001. The effects of these measures will be most visible in the second half of 2001. A provision for implementation of € 30 million has been made this year. In addition, cleaning activities will be divested . Randstad intends to sell Lavold to Danish cleaning organization ISS A/S for approximately € 90 million in cash, of which approximately € 8 million will constitute a payment for net cash/cash equivalents within Lavold. The resulting net capital gain of approximately € 75 million will be booked as extraordinary income in consolidated profit and loss statement of 2000. The above measures (including the sale of Lavold) will effect earnings per share positively by approximately € 0.48 in the financial year 2000.

Measures - Reduction in overhead Natural turnover of personnel will generate a decline in personnel-related costs. The consultant / non consultant ratio will be improved significantly for the whole Randstad Group, from 3:2 to 3:1, mainly by internal redeployment and thus reinforcing market focus. The major part of this move should be completed by the end of the second quarter in 2001.

- Adjustment of distribution policy: multi-channel In order to improve client-related service (24-hour availability and tailor made services), aside from traditional branches, also call centers, onsite locations and internet services will be installed. These will partly change the role of the traditional branches. The number of branches in the Netherlands will be reduced. More than 150 new branches were opened in Germany and the US in 2000. No further expansion of these branch networks will take place until these investments begin to contribute to Group results.

- ICT ICT policy for 2001 is focused on utilizing the investments made in 2000 in current ICT infrastructure and applications. All ongoing ICT projects have been reviewed based on their direct contribution to corporate goals. Hedson's matching engine will be adapted for other working companies within the Randstad Group. Web-enabling the branch network remains top priority. Investment in Shared Service Centers in Europe and the United States will be continued in order to further realize additional savings. Moreover investments in a multi-channel strategy and e-procurement will contribute to improved client service. The impact of ICT investments on the 2001 results will not increase compared to 2000.

- YACHT ICT understaffing Understaffing at YACHT ICT has been reduced

significantly. A group of 115 staffing employees are offered a perspective through intensive mediation to a fixed assignment outside of the Randstad Group.

- Working capital In 2001, all operating companies will have migrated to a new accounts receivable system. Term of payment is expected to improve by five days in 2001.

- Procurement The current procurement program will be rationalized, leading to further structural savings and reduction in the number of suppliers and contractors. The Executive Committee will be directly responsible for this program.

- Provisions A provision of € 30 million has been made for the implementation of the above measures. This provision will be used to fund a mobility center (a center enabling redeployment), closure of branches, transfer and retraining of personnel, and other requirements.

Investment in growth Randstad will continue to invest in growth markets such as Italy and Spain and to invest in the United Kingdom in 2001. The top professionals segment (YACHT) is an international growth market. Investments in this division will be continued. Capac's onsite service concept is successful. It will be exported internationally and implemented rapidly. As a result, the percentage of revenues of the Randstad Group generated outside the Netherlands will rise to more than 60% of total revenues in 2001.

Randstad intends to sell Lavold to ISS Through a separate press release today, Randstad has announced its intention to divest Lavold to ISS A/S. The value of this intended transaction will be approximately € 90 million in cash. The final transaction value will depend on balance sheet on December 31 of December 2000. Randstad will book the net capital gain of approximately € 75 million as extraordinary income in the financial year 2000.

Impact on earnings per share in 2000 The net impact of the provision on the earnings per share is negative € 0.17. The net capital gain of Lavold is expected to have a net positive effect of € 0.65 per share. When balanced this translates into a positive impact of approximately € 0.48 per share in 2000.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in Randstad Holdingnv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the

Amsterdam Exchanges. For more information: www.randstadholding.com and investor_relations@randstadholding.com

randstad holding

Appointment of Mr B.J. Noteboom to Executive Committee of Randstad Holding nv

The management of Randstad Holding nv is pleased to announce the appointment of Mr B.J.Noteboom (42 years) to the Executive Committee (EC) with effect from 1 January 2001. Mr Noteboom will be responsible within the EC for the Yacht division, which handles the Top Professionals group and for Newmonday.com (a joint venture with VNU). In addition, he will also remain responsible for further development of Hedson and will have three strategic ICT projects in his portfolio. These will be the Group Data Model and Standards, the E-procurement and the Corporate Matching Engine projects.

Prior to joining Randstad Holding nv in 1993, Mr Noteboom held various international positions at Dow Chemical Europe. For the past three years he has been managing director of Capac and Hedson and was previously regional director of Randstad Nederland. He successfully integrated various group business units during his first two years with the Randstad group.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in Randstad Holdingnv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges.

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Mr E. Vonk, CEO of Randstad North America decides to leave Randstad

Mr E. Vonk has announced his decision to resign from his position as CEO of Randstad North America and member of the Executive Committee of Randstad Holding nv, effective March 1,2001. Mr Vonk had been offered appointment to a new position in Europe, but declined the offer based upon his personal desire to continue his career in the United States.

Mr Vonk has worked for Randstad since 1992. Under his leadership Randstad began as a new entry in North America and grew into a leading player in the North American market, with sales of around USD 1.5 billion and over 500 offices in the US and Canada.

We are very appreciative of Mr Vonk's contribution to Randstad's growth and wish him all the best for the future. The responsibilities of CEO Randstad North America will be assumed temporarily by H. Zwarts.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in Randstad Holdingnv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges.

randstad holding

Mr E.A. de Groot, Executive Vice President Finance & Administration and IT, decides to leave Randstad.

Mr. E.A. de Groot (45 years), member of the Executive Committee of Randstad Holding n.v. has decided to leave the company. He resigns on his own accord to pursue personal interests and new challenges in order to engage himself in new activities.

The Executive Committee would like to affirm, that under the leadership of Bert de Groot the new group's finance structure, the E-business and IT strategy were developed and implemented. Moreover he was the driving force behind the development and implementation of the e-recruitment site Newmonday.com, a joint venture with VNU.

We respect his decision and thank Bert de Groot for his important contribution and we wish him every success in the future.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in Randstad Holding nv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges.

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Randstad adjusts income forecast for 2000

The Executive Committee of Randstad Holding nv, Diemen, announces that, on the basis of the figures presently available, it expects net income for 2000 to turn out at between € 160 million and € 170 million (compared with € 207 million in 1999). These figures do not include the start-up costs of in Newmonday.com of € 12 million. The income statement through the third quarter is enclosed.

Earnings per ordinary share are expected to turn out at between € 1.31 and € 1.40, compared with € 1.72 in 1999 (excluding the effect of Newmonday.com of € 0.10 per share). Revenue growth in areas which are important to Randstad was lower than expected in the third quarter.

Randstad reported at the time of presentation of the half year figures that the 2000 results would be adversely affected by investments in new branches in significant growth markets, additional investments in ICT and new product and service roll-outs.

Germany Revenue growth in Germany since the summer has remained below expectations. Despite additional marketing efforts in the market, it was not possible to prevent revenue growth falling well short of our expectations (20% through Q2 and 7% in Q3). Our German organization was greatly expanded in the early months of this year, in anticipation of strong growth in the temporary and contract staffing market. It was not possible to bring costs into line with the trend in revenues in time.

United States Revenues in the United States, where the integration exercise has almost been completed, recorded a smaller increase than expected, despite the hiring of new staff and the opening of new branches (organic revenue growth in USD 7% through Q2 and –1% in Q3). The operating result in USD of the North America division will be strongly below the 1999 level.

The Netherlands and Belgium As expected, the trend in revenues was flat to slightly negative in the Netherlands (1% through Q2 and –3% in Q3), with a slower rate of growth in Belgium (10% through Q2 and 5% in Q3). Work has started on adjusting the cost structure in the Netherlands, which is still exerting a marginally adverse effect on the results.

Yacht ICT Demand in the ICT sector has not picked up yet. The capacity utilization rate at Yacht ICT has improved and will be back on target by the end of the year.

Measures The Executive Committee has prepared a package of measures

to improve Randstad's results, in the following areas: - Stronger emphasis on growth markets - Sharp reduction in overhead - Faster progress towards correcting level of underutilization at Yacht ICT - Focus on business-critical ICT investments - Reduction of investments in working capital

Against the background of these measures, our corporate policy will continue to focus on: - Marketing new service concepts. - Developing and marketing new Internet applications such as Hedson and Newmonday.com - Web-enabling our branches - Investing in growth markets, especially Spain, Italy, Germany and the United Kingdom.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in Randstad Holding nv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges.

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Randstad (BouwFlex) new owner of Uitzendbureau Constructief

Randstad Holding nv announces that Randstad Nederland has reached agreement with SFB Group and Creyf's Group on the acquisition of Uitzendbureau Constructief as of 1 August 2000.

Constructief, which specialises in temporary staffing for the construction industry, will be integrated into BouwFlex, a Randstad Nederland business unit which specifically addresses the construction market. After the acquisition, BouwFlex will be the market leader in flexible labour solutions for the Dutch construction sector.

Uitzendbureau Constructief was established in 1996 as a joint venture between SFB Holding (51%) and Content (49%), the temporary staffing organisation which is now part of Creyf's Group. With seven branches and over 380 employees (staff and construction personnel), Constructief reported turnover of EUR 9.0 million in 1999.

SFB Group, Roos Kuip +31 20 5832457 / +31 6 22971014 Creyf's Group,M.Van Hemele/B.Gonnissen +32 3 220 7851

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in Randstad Holdingnv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges.

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Randstad acquires strong position in Spanish staffing market

Randstad Holding nv, Prosegur Compañia de Seguridad S.A., an international provider of security services and Prime Select B.V. have signed an agreement in which Randstad acquires all shares of Umano ETT S.A. from its current shareholders Prosegur (76%) and Prime Select (24%) for EUR 108.2 million in cash. Randstad will also take over an estimated amount of EUR 31.3 million in interest bearing debt.

Randstad will become the second largest staffing firm in Spain with a national branch network of almost 150 offices and pro forma revenues of EUR 223.3 million in 1999, representing a market share of approximately 16%. The new combination served a weekly average of around 13,500 staffing employees in 1999.

Umano and Randstad Spain are comparable in terms of operating procedures, quality of personnel, service and brand-image. The existing management of Umano and Randstad Spain will be in charge and form the new managementteam of Randstad Spain. Together they will effectively integrate the two organizations to achieve the full potential of market growth and (cost-)synergy opportunities. The managementteam will report directly to the board of the division Randstad Europe.

The Spanish staffing market grew with 20% per year to approximately EUR 1.4 Billion in 1999. The penetration of agency supplied work in Spain is still relatively low. Therefore the market is expected to grow at 15% to 20% per annum, well into the next decade.

By this acquistion Randstad will have an excellent position to capture the market opportunities, to realise a strong marketing position and to outperform the market in terms of revenues and profits. Cost savings can be achieved through the implementation of a shared service center and leveraging investments in information technology, training and advertising over a larger organization. The transaction will be financed out of cash and existing credit facilities.

ABN AMRO Corporate Finance and Eurohold have acted as financial advisors to Randstad in this transaction.

About Umano Umano's activities are split in two main business units, staffing and services. The services unit started in 1998 and focuses on the outsourcing of processes such as telemarketing, call centers and promotion services. Umano was founded in 1995 by its current majority shareholder Prosegur. After the merger with BCS (Prime Select) at the end of 1998, revenues reached EUR 143.5 million in 1999. The company recorded a

gross margin of EUR 23.4 million, or 16.3% of revenues, while the operating margin exceeds the Spanish sector average. Umano projects to grow significantly in revenues in the current year and profits are expected to rise even faster.

About Randstad Spain Randstad Holding started its activities in Spain in 1993. In 1999 Randstad Spain recorded revenues of EUR 62.3 million (EUR 79.8 million including the full year figures of Tempo Grup, which was acquired in the fall of 1999). The company recorded a gross profit of EURO 11.5 million (18.9 % of revenues) and has positive operating margins.

During the presentation of the half year figures we will be further elaborating on this acquistion.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in RandstadHoldingnv are listed on the AEX-Effectenbeurs and form part of the Amsterdam Midkap-index. Stock options of Randstad Holding nv are listed on the AEX-Optiebeurs.

randstad holding

Randstad acquires American Temps & Co.

Randstad Holding nv, Diemen, announces that its North American operation has acquired Temps & Co., a Washington, D.C.-based staffing organization for a cash consideration of USD 15.2 million (EUR 16.0 million). Temps & Co. provides services in the greater area of Washington, D.C. The addition of 13 offices in the District of Colombia, Maryland and Northern Virginia brings Randstad's North American presence to almost 500 branches.

Revenues of Temps & Co. reached USD 27.7 million (EUR 26.9 million) in the fiscal year ending March 31, 2000. The company recorded a gross profit of USD 10.0 million (EUR 9.7 million), or 36.1% of revenues. Operating profit is at a highly satisfactory level. Temps & Co. is projected to grow 15% in revenues this year, while profits are expected to rise even faster.

Temps & Co. is active in staffing services, focusing primarily on administrative, accounting and legal personnel. The company employs 60 corporate staff who served a weekly average of 1,100 staffing employees in 1999.

The addition of Temps & Co. strengthens Randstad's market position in the region of Washington D.C. Randstad now operates out of 51 offices and is the largest supplier of clerical personnel in the Washington D.C. area. Temps & Co. will be integrated into the Randstad organization.

The acquisition will be accounted for as an asset and liability transaction and is financed from cash flow and existing credit facilities.

Randstad North America recorded revenues in 1999 from its 454 branches of USD 1,434 million (EUR 1,347 million). The company is active in the United States and Canada and is market leader in the southeastern United States.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in Randstad Holdingnv are listed on the Amsterdam Exchanges. Stock options of Randstad Holding nv and other derivatives are also traded on the Amsterdam Exchanges.

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Randstad and VNU announce joint European recruitment

Randstad Holding nv, the world's third largest temporary employment agency, and VNU nv, a leading international publishing and information group, announced today that they have signed a letter of intent to establish a joint European recruitment portal. Both partners will have a 50% stake in the joint venture, newmonday.com, which will operate a full-service career centre targeting the graduate market in Europe.

VNU's strong presence on the Internet recruitment market via the European 'jobworld' site and 'intermediair.nl' in the Netherlands will provide a solid basis for the two companies to pool their expertise and resources and establish a leading European recruitment portal. In addition, Randstad will contribute EUR68million in cash to the joint venture, which will be assessing the opportunities for an initial public offering.

During the summer the project will be further tested by a select group of clients. At its launch in September 2000, newmonday.com will be one of the largest European job banks, with some 25,000 vacancies on the site. Combining the two companies' databases will give newmonday.com a database of some 500,000 CVs from the Netherlands, Belgium, the UK, France and Germany.

The site will develop a unique career centre concept by making optimum use of the speed and interactivity of the Internet. It will provide employers and recruitment agencies with Enterprise Recruitment Solutions (ERS) and job applicants with a means of career development. The key section of the site will enable online matching of supply and demand via the CV database. Here, job applicants will be able to test themselves and create profiles, while businesses looking to recruit new employees will be able to match the profiles to vacancies. Applicants using newmonday.com will be able to use strictly confidential and secure 'career lockboxes' to ensure complete control over their personal details. Employers and recruitment agencies can use ERS desktop tools to steer the process.

In addition to merging their databases, while ensuring strict compliance with privacy legislation, Randstad and VNU will also pool their marketing skills, their specific expertise in the employment market and the relevant 'content'. In view of the success of 'jobworld' and 'intermediair.nl', the two companies expect rapidly to establish a leading position in the European market. Newmonday.com will have a link to the IT portal VNUNet and other vertical sites.

The Dutch Monopoly Commission (SER Fusiecommissie), the relevant trade unions and the employee councils concerned are being informed of the joint

venture, which will be registered with the appropriate authorities.

Randstad will finance the investment of EUR68million from cash flow and existing credit facilities. Newmonday.com will be included for 50% in the consolidated figures of Randstad Holding. The joint venture is expected to reach breakeven point after two years. The net profit of Randstad Holding in the current financial year will be approximately EUR 12 million lower due to the inclusion of the results of the joint venture and the additional costs to be borne.

VNU Press Contacts: Maarten Schikker +31 23 546 36 00 VNU Investor Relations: Rob de Meel +31 23 546 36 68

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in RandstadHoldingnv are listed on the AEX-Effectenbeurs and form part of the Amsterdam Midkap-index. Stock options of Randstad Holding nv are listed on the AEX-Optiebeurs.

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Randstad acquires French temporary employment organisation

Randstad Holding nv, Diemen, announces that its French operating company has acquired the French temporary employment organisation Mobile. Mobile is a rapidly growing company with eight branches, six in Paris and two in Lyons. The purchase price has been paid in cash. Depending on the result for 2000 a limited further payment may be made.

Mobile had a turnover in 1999 of more than EUR 27.5 million, and recorded a highly satisfactory profit. The company is active in temporary employment in technical fields and had an average workforce in 1999 of 850. Mobile will for the time being continue to operate as an independent business unit, with J.P. Cordier as Managing Director. Mr.Cordier is also chairman of SETT, the French temporary employment umbrella organisation.

The acquisition substantially strengthens Randstad's market position in the two most important regions of France (Ile de France and Lyon region). Randstad Intérim has been split up as from 1 January 2000 into specialised business units in order to increase its ability to respond to clients' needs which will be further enhanced by the takeover of Mobile.

The acquisition fits excellently into Randstad's strategy of expanding in the French temporary employment market in promising niches and increasing margins and profits in the process. The cooperation is expected to lead to an improvement in tariffs, gross margins and productivity. In addition it will be possible to speed up the forecast growth in Mobile's turnover by the deployment of Randstad staff and resources.

Randstad Intérim recorded a turnover in 1999 from its 85 branches of EUR 239.4 million. The company concentrates on the technical and administrative temporary employment segments in the leading economic regions of France.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in RandstadHoldingnv are listed on the AEX-Effectenbeurs and form part of the Amsterdam Midkap-index. Stock options of Randstad Holding nv are listed on the AEX-Optiebeurs.

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Randstad Deutschland reaches agreement with unions

Randstad Deutschland has signed a pay agreement with the German Employees' Union (DAG) and the German Public Sector and Transport Workers' Union (ÖTV) relating to the company's temporary employment staff, who number approximately 25,000. The new agreement mainly covers conditions of employment and social security, and runs for a period of three years from 1 April 2000. The two sides to the agreement see in it an important step towards a collective labour agreement for the temporary employment sector.

The cornerstones of the agreement include increases in the basic rate of pay as well as arrangements for working flexible hours and the choice of two different remuneration systems. Administrative and technical staff, for instance, are to get a 6 per cent pay rise, with a 7 per cent increase in wages for skilled workers and an increase of 3 per cent in the basic rate of pay for commercial/industrial workers. The agreement also provides for time worked over and above the basic working hours for the standard rate of pay to be accumulated and taken either as time off in lieu or as paid overtime, at the employee's discretion. In case of sickness, holidays or loss of working hours, employees will also continue to receive the agreed remuneration as they would in any other employment covered by the social security system. In addition to an annual bonus of 4.2 per cent of the annual basic pay, they will also have 30 days' paid holiday entitlement.

Randstad President and CEO Jan Vermeulen sees the agreement as the logical outcome of Randstad's strategic goal of being an attractive employer. 'The changes taking place in the labour market in the new millennium and the challenges they represent are enormous. Flexible labour has a decisive role to play in meeting those challenges. In concluding a formal pay agreement, we are underscoring our claim to be an attractive employer in this market.'

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in RandstadHoldingnv are listed on the AEX-Effectenbeurs and form part of the Amsterdam Midkap-index. Stock options of Randstad Holding nv are listed on the AEX-Optiebeurs.

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Hedson.com Temporary employment via the Internet

Hedson was launched in the Netherlands on 13 April 2000. Hedson is part of Randstad Holding's Large Scale division and is a unique Internet application directly linking supply and demand in the employment market.

Hedson creates a virtual marketplace on the Internet to allow labor supply and demand to be matched without consultants and parties to conduct transactions directly with each other. Hedson acts as the employer arranging the temporary employment and in this way differs from other on-line recruitment providers.

Thanks to the unique Hedson concept, clients can conduct a search and then see the results of it immediately. They can then conduct transactions without delay. The key words in the Hedson process are 'transparency' and 'instant response'. Hedson ensures that clients have a continuous and real-time picture of the quality and quantity of staff in the employment market and can place their requests on-line. The fact that the matching process operates without human intermediaries means low costs and highly competitive services. Hedson's database provides immediate access 24 hours a day, 7 days a week.

The concept is primarily suited for self-navigators, both on the supply and demand sides, who have no need for the 'human touch' inherent in the existing temporary employment formula. During the initial phase Hedson's operations will cover a limited number of positions, such as production and administrative staff, and it will therefore be possible to offer standardized services.

People looking for work via Hedson can register at the call centre and at a later date they will be able to do this via the Internet, too. A test has been developed in-house in order to ensure that an accurate profile of candidates can be obtained within approximately 15 minutes, with both 'hard' and 'soft' criteria being weighted. The system is self-correcting, thus allowing increasingly accurate profiles of candidates to be built up.

Companies and institutions looking for staff – initially larger numbers of people for a limited number of jobs – will be able to access the database via the Internet and provide a number of parameters. They can specify, for example, the Collective Labor Agreement applying, the number of people wanted and also details of the specific positions and working hours. The system will indicate how many people fitting the specified criteria are available. If necessary, clients can then change one or more parameters, for example working hours, and the system will once again show how many

suitable candidates are available. This allows optimum matching of demand and available supply. Hedson does not, therefore, just provide a direct link between supply and demand, but also complete transparency. Those seeking work can use the same method to boost their chances of finding work by making their requirements known and, if necessary, offering parameters.

Hedson will largely target those workers and employers who have so far made little if any use of temporary employment organizations' services. The market potential of this group is twice the size of that of the existing temporary employment market.

Hedson has been launched in the Netherlands. Thanks to the high degree of standardization and the use of the Internet, the formula will shortly be able to be launched in other countries. Activities in the UK are set to start in the autumn.

Diemen (Amsterdam), the Netherlands, April 17, 2000 Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibily. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in RandstadHoldingnv are listed on the AEX-Effectenbeurs and form part of the Amsterdam Midkap-index. Stock options of Randstad Holding nv are listed on the AEX-Optie

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Randstad: 36% net profit growth in 1999

The reporting year, 1999, was another good year for Randstad Holding nv in Diemen (Amsterdam), with record net profit and revenues for the sixth consecutive year. Prospects for 2000 and beyond remain favorable. A new marketing strategy and divisional structure will enable the Randstad Group to tackle its markets even more intensively than before. Investments in information and communication technology will start to generate returns, especially through business-to-business (Internet) applications and increased efficiency. Randstad will also continue to internationalize its activities. A minimum of 200 branches will be opened in 2000 and the majority will be located outside the Netherlands. Currently, 76% of revenues are generated in Europe and 24% in North America.

In 1999, Randstad booked higher net income of 36.0% or NLG 456.2 million/ € 207.0 million (1998: NLG 335.4 million/€ 152.2 million). Revenues increased by 31.8% to NLG 12,264.5 million/€ 5,565.4 million (1998: NLG 9,308.0 million/€ 4,223.8 million).

After deducting the preference dividend of NLG 18.9 million/€ 8.6 million (1998: NLG 2.3 million/€ 1.0 million), net profit for ordinary shareholders increased from NLG 331,1 million/€ 151.2 million to NLG 437.3 million/€ 198.4 million. Earnings per ordinary share went up from NLG 3.06/€ 1.39 to NLG 3.78/€ 1.72 (+ 23.5%). The proposed dividend on ordinary shares is NLG 1.52/€ 0.69 for 1999 compared to NLG 1.19/€ 0.54 in 1998.

Figures for 1999 were influenced favorably by the 1998 acquisition of staffing organizations Life & Work in Switzerland and Strategix Solutions in the United States, and time power in Germany and Tempo Grup in Spain in 1999, as well as a structurally lower tax rate (of 29.5%). These acquisitions impacted positively on 1999 revenues (+24.5%). The Group's organic revenue growth rate was 7.3%, of which 0.8%-point can be attributed to currency fluctuations, especially the increased value of the American dollar.

In countries where Randstad operates, market growth declined during the first half of 1999. During the second half of the year, growth picked up in Belgium, Germany and France. The Netherlands and the United States saw substantial growth in employment opportunities. This in combination with rises in mobility of employment and personnel shortages creates considerable opportunities for Randstad. We are in an excellent position to take advantage of the new market situation. Factors here include our positioning as an attractive employer, our ability to reintegrate new target groups into the employment process (especially in the Netherlands), and our effective response to corporate client demand for outsourced solutions for

the employer's role. In 1999, Randstad initiated a transformation aimed at facilitating proactive responses to future market developments. This contributed to the Randstad Group's success in increasing its market share in almost all markets. Longer-term annual growth expectations for the market as a whole average around 10%. In future, Randstad will continue to outperform the market.

Significant investments were made in the reporting year aimed at accelerated growth in the immediate future. Far-reaching decisions were taken on structure. A divisional approach combined with an adjusted marketing strategy has been put in place. This shift will facilitate more proactive marketing. Considerable resources were also invested in innovation and enhancement of ICT infrastructure. This not only means improvements to service levels and increased in-branch productivity, but also that new e-commerce (Internet) and business-to-business applications can be introduced in the short term. Plans have already been formulated and will be implemented in the short term. An integration process was started in the United States, Germany, Belgium, Spain and Switzerland. The opening of our first branches in Italy brings the total countries where Randstad is active to 12. The number of branches increased from 1,616 at year-end 1998 to 1,755 at the end of 1999. The number of corporate employees rose by 7.4% to 13,000 (year-end 1998: 12,100). An average 254,000 employees were working for Randstad on a daily basis, an 18.7% increase compared to 1998 (214,000).

Gross margin grew from 22.5% to 23.5% as a result of acquisitions, higher added value, changes in the revenue mix, and fluctuations in fiscal and social security charges. Operating profit increased by 30.8% to NLG 670.7 million/€ 304.3 million (1998: NLG 512.6 million/€ 232.6 million). In spite of considerable spending on the development of new service concepts and ICT in 1999, operating profit stabilized at 5.5% of revenues.

Outlook and prospects This year, 2000, will focus on implementing the new structure, introducing new and reinforcing existing labels, developing new markets, products and services, and making continued investments in ICT. At least 200 new branches will also be opened. Plans further involve opening branches in Ireland, Portugal and Sweden. Cost control and increasing productivity will be high priority. The investment policy, essential for long-term growth, will be pursued vigorously. By responding creatively and proactively to both ongoing developments and the demands made by various employment markets in Europe and North America, we expect Randstad will bring in healthy growth in 2000. This refers to both revenues and operating profit, in line with our long-term objective of achieving revenues of NLG 35 billion in 2005. In addition to organic growth, we will target acquisitions that meet a number of criteria: they must accelerate our development, create value, and mesh with Group strategy.

The Annual Report of Randstad Holding nv will be published on 16 March 2000. The Annual General Meeting of Shareholders will take place on Thursday, 11 May 2000 at corporate headquarters in Diemen (Amsterdam).

Diemen (Amsterdam), the Netherlands, 23 February 2000 Randstad Holding nv Executive Committee

Appendix: consolidated balance sheet and profit and loss account

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibily. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in RandstadHoldingnv are listed on the AEX-Effectenbeurs and form part of the Amsterdam Midkap-index. Stock options of Randstad Holding nv are listed on the AEX-Optiebeurs.

randstad holding

Randstad Holding reports approximately 34% growth in profit

Based on preliminary figures, Randstad Holding's Group Executive Board reports 1999 turnover of approximately NLG 12.2 billion/euro 5.5 billion [1998: NLG 9.3 billion/euro 4.2 billion]. Net profit rose by around 34%.[1998: NLG 335.4 million/euro 152.2 million]. This is the sixth consecutive year in which Randstad has brought in record profits.

The most important contribution to growth in turnover came from the Group's acquisitions in the United States, Germany and Spain. Despite lower levels of market growth in Randstad's most important operating areas, the Group was still able to generate organic growth.

Higher profits were also due to a major extent to the new acquisitions; in addition, the Netherlands made a strong contribution to the bottom line. The Group's market share increased in almost all markets.

Randstad's cleaning and security activities generated robust growth in both revenues and income in spite of operating in otherwise slow markets.

In his New Year's speech, Randstad Holding's CEO Hans Zwarts said that in 1999 the organization had taken important steps to continue the strong development launched in previous years. Both the integration of Strategix and the merger of the two Belgian organizations Interlabor and Randstad Interim were successful. In Germany, the integration of Randstad Zeit-Arbeit and Time-Power is also proceeding according to plan.

Significant attention and resources were devoted to the new marketing strategy, the associated divisional structure and internet applications. The three new service concepts - Yacht, Randstad and large-scale staffing services - represent a clear reinforcement of market positioning.

Finally, significant progress was made in implementing new automated systems for the branch network. Randstad also ensured all systems within the organization were millennium compliant; no problems occurred during transition.

Employment markets in some countries were clearly tight, especially the Netherlands and the United States. Randstad was successful in recruiting both high-quality corporate and staffing employees. In the United States especially, this was achieved by positioning the organization as an employer with more to offer than a good salary alone.

Various approaches have been adopted in the Netherlands, including:

tapping into still extensive labor reserves; adjusting formulas where necessary; and retaining employees for the organization for longer periods .

The Netherlands Flexibility and Security Act, which came into force at the beginning of 1999, offers good opportunities in this respect.

Growth in the market was slightly higher in the second half of 1999 than in the first two quarters and appears to have accelerated in recent months.

The definitive figures for 1999, the proposed dividend, and Randstad's outlook will be announced before the Amsterdam Bourse opens for trading on 23 February 2000. The annual general meeting of shareholders will be held in Diemen (Amsterdam) on 11 May 2000.

Randstad Holding nv

Randstad Holding nv is an international supplier of services to businesses and institutions. The company is active in Europe and North America. The essence of all services is to provide personnel and skills to organizations, allowing them to operate more flexibly. The Randstad Group is the third largest staffing firm in the world and is the market leader in the Netherlands, Belgium, Germany and the southeastern United States. Shares in RandstadHoldingnv are listed on the AEX-Effectenbeurs and form part of the Amsterdam Midkap-index. Stock options of Randstad Holding nv are listed on the AEX-Optiebeurs.

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